As confidentially submitted to the Securities and Exchange Commission on March 5, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Antalpha Platform Holding Company

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suntec Tower 2, 9 Temasek Boulevard

#13-01/02/03, Singapore, 038989

+65 6513 8815

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue N.W. Washington D.C. 20005 (202) 371-7000	David Lopez Adam Fleisher Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated     , 2025.

Antalpha Platform Holding Company

Ordinary Shares

This is an initial public offering of ordinary shares of Antalpha Platform Holding Company.

We are offering    ordinary shares to be sold in the offering.

This is an initial public offering of ordinary shares of Antalpha Platform Holding Company, par value $0.00025 per share. Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price will be between $   and $   per ordinary share. We intend to apply for the listing of our ordinary shares on the Nasdaq Stock Market under the symbol “ANTA.”

We have granted the underwriters a 30-day option to purchase up to an additional    ordinary shares from us at the initial public offering less the underwriting discounts and commissions.

We are a “foreign private issuer” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Upon the completion of this offering, Antalpha Technologies Holding Company will beneficially own   % of our total issued and outstanding ordinary shares, representing     % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ordinary shares, or   % of our total issued and outstanding ordinary shares, representing     % of our total voting power, assuming that the option to purchase additional ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Antalpha Technologies Holding Company will hold more than 50% of the voting power for the election of directors. We intend to rely on certain of the controlled company exemptions under the Nasdaq Stock Market Rules.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 20 for factors you should consider before buying our ordinary shares.

PRICE $    PER ORDINARY SHARE

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters expect to deliver the ordinary shares to purchasers on or about    , 2025.

Roth Capital Partners	Compass Point

The date of this prospectus is    , 2025.

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Until    , 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ordinary shares, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ordinary shares. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ordinary shares discussed under “Risk Factors,” before deciding whether to invest in the ordinary shares. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview

Antalpha provides financing, technology and risk management solutions to the digital asset industry. As the primary lending partner for Bitmain, we are a provider of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry, offering loans secured by Bitcoin and Bitcoin mining machines. We have developed a technology platform, Antalpha Prime, which enables our customers to apply for and manage their digital asset loans while allowing us to closely monitor collateral positions.

We empower institutions and corporations to expand their Bitcoin mining business with immediate access to mining machines and sizable financing that is not readily available from conventional financial institutions. Supply chain financing for the Bitcoin mining industry represents a significant and largely untapped market opportunity. It is estimated that the market size for digital asset mining machines reached $4.9 billion in 2024, according to the Business Research Company. In addition, we estimate that Bitcoin miners currently spend approximately $8.2 billion annually on operating expenditures.

We operate in the large and growing digital economy. Bitcoin is the largest digital asset, with a market capitalization that has grown from approximately $4.4 billion as of December 31, 2014 to $1.9 trillion as of December 31, 2024, according to Statista, representing a compound annual growth rate of over 83% over the past decade. Our addressable market will continue to expand as the value of Bitcoin increases, enhancing the collateral value available for our customers to borrow against.

We have established unique strategic relationships with Bitmain and Northstar. As a business that set out to facilitate Bitcoin mining, we initially built our relationship with Bitmain, the world’s largest Bitcoin mining machine supplier, through our network of Bitcoin miners. We work closely with Bitmain across various levels of their organization, from sales to operations to executive management, acting as an integral part of their sales and origination process. We have entered into a memorandum of understanding with Bitmain, under which Bitmain will continue to utilize Antalpha as its financing partner, we have agreed to refer customers to each other, and Bitmain has agreed to provide us with a right of first refusal to serve its customers seeking financing, so long as we offer competitive financing terms. Our funding partner, Northstar, has historically provided almost all of the funding for the loans we originated. Northstar also offers financing solutions, which currently consist of Bitcoin margin loans, or Bitcoin loans, to our non-US customers through Antalpha Prime, for which we earn a technology platform fee. Prior to the 2024 Reorganization, we were affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company. See “Corporate History and Structure” for details. Northstar is currently owned by an irrevocable trust, and the trustee of this irrevocable trust is a professional trustee firm. Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the trust and he does not take part in the operation of Northstar.

Additionally, we have established key relationships with other Bitcoin ecosystem partners, including leading equipment suppliers, mining pool companies, stablecoin issuers and multi-party computation (MPC) technology providers, all of whom play a vital role in the growth and strength of the digital asset economy. Some of these entities also provide attractive financing to our business through our financing partner, Northstar, creating a mutually beneficial relationship as our products and services complement the growth in our partners’ businesses. For example, our business lowers the threshold to purchase mining machines by providing finance options and promotes the circulation of stablecoins, as our loans are typically settled in USDT. Additionally, we play an important role in securing the Bitcoin network by financing miners that are responsible for validating new blocks on the blockchain.

We enable our customers to commence mining operations rapidly. When our customers purchase mining machines from Bitmain using our financing, they purchase machines that have recently been deployed on-rack, enabling them to calibrate the total cost of operation at the particular data center, as well as be able to start Bitcoin mining almost immediately. This approach contrasts with typical direct purchases, which can take up to six months or more, due to the time needed for factory delivery, import customs clearance, hosting site selection, installation and setting up services. Rapid access to Bitcoin mining is a significant benefit to dealing with the volatility of Bitcoin prices. We believe that combining speed to market with attractive financing terms is essential in a volatile and quickly changing Bitcoin mining environment.

Our customers benefit from access to a comprehensive network of supply chain vendors tailored for data centers across the U.S., offering services such as machine hosting, yield-monitoring software, and maintenance and repairs. We help our customers engage with relevant vendors after they select a mining site, gain a better understanding of the mining process, and settle vendor payments through hashrate loans using the Bitcoins they mine as collateral. By streamlining Bitcoin mining operations and supporting our customers in navigating a network of mining service providers, we make it easier for them to enter and thrive in the Bitcoin mining industry, regardless of their prior experience. Our service support and ability to provide tailored solutions have enabled us to expand our customer base from traditional Bitcoin miners to non-traditional mining participants, such as family offices and corporations.

From inception to December 31, 2024, we facilitated a total of $2.8 billion in loans, including supply chain loans that we originated and Bitcoin loans that we serviced. Due to our overcollateralization requirement at origination and strict risk management capabilities, we did not record any allowance, write-offs or recoveries against the receivables on the supply chain loans that we originated during this period. Bitcoin is a highly liquid asset, with an average daily trading volume over $62 billion for the three months ended December 31, 2024, according to Coingecko. We typically require a loan-to-value (LTV) on collateral of between 50% and 80% at loan origination, depending on the type of loan and other factors. As of December 31, 2024, approximately 97% of our supply chain loan customers had their loans secured by Bitcoin. Collateral in the form of Bitcoin is typically transferred to us for the duration of the loan and remains inaccessible to the borrower until the loan and accounts receivable are fully repaid. Additionally, we secure loans by taking collateral in the form of Bitcoin mining machines. Our mining machine loan customers purchase on-rack mining machines from Bitmain that are housed in facilities that Bitmain leases from third-party data center operators. We require the secured machines to remain on site until the loan and accounts receivable are fully repaid. Our deep understanding of Bitcoin mining, combined with our relationships across a strong network of mining ecosystem partners, including equipment suppliers, mining pool companies and data center operators, enables us to effectively manage collateral like Bitcoin and mining machines.

We have seen significant revenue growth and improving profitability. Our revenue primarily consists of technology financing fees charged on the supply chain loans that we originate. Our supply chain loan portfolio, which consists of mining machine loans and hashrate loans, has grown from $344.0 million as of December 31, 2023 to $428.9 million as of December 31, 2024 representing a 25% year-on-year increase. In addition, we enable our financing partner, Northstar, to provide Bitcoin loans to our non-U.S. customers. We contract directly with Northstar’s borrowers, service them over the term of the loan, and earn a technology platform fee for our services. The amount of Bitcoin loans we serviced grew from $220.8 million as of December 31, 2023, to $1,198.7 million as of December 31, 2024, representing a year-on-year increase of 443%. For the year ended

December 31, 2024, revenues from technology financing fees increased 274% year-on-year to reach $38.7 million, revenues from technology platform fees increased 859% year-on-year to reach $8.8 million, and total revenues increased 321% year-on-year to reach $47.5 million. For the years ended December 31, 2023 and 2024, we recorded net loss of $6.6 million and net income of $4.4 million, respectively.

A key driver of our revenue and loan growth has been our innovative and expanding range of products, designed to meet both our customers’ needs while maintaining our high standards for risk management. We began our operations in July 2022 with purchase order financing, allowing Bitmain customers to assign the down payment on their mining machine purchase to us as collateral for loans to cover the remaining balance on their purchase order. In October 2022, we added hashrate financing, allowing borrowers to pledge the Bitcoin that they mine as collateral to finance expenditures on mining-related services. Subsequently, in April 2023, we introduced mining machine financing, in partnership with Bitmain to help their customers finance on-rack mining machine purchases using the purchased machines as collateral.

We work closely with our customers to deeply understand their needs and develop innovative, bespoke financing solutions to support their business growth. We aim to leverage Antalpha Prime and our expertise in supply chain financing and risk management to offer customized financing solutions for clients across the digital economy. This includes exploring financing options for the purchase of graphics processing units, or GPUs, used for artificial intelligence, a rapidly growing market projected to reach approximately $235 billion in spending in 2024, according to IDC. We believe our supply chain financing and risk management know-how is deployable into different industries requiring massive computing, and that our business model is adaptable to working with leading equipment suppliers and customers who have sizable Bitcoin holdings.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success and distinguish us from our competitors:

Deep understanding of our customers’ needs for differentiated products and services. Our founder, Mr. Xin Jin, and management team have deeply rooted experience in servicing Bitcoin miners, including previously distributing and servicing mining machines. We designed our products and services by putting ourselves in the shoes of mining participants and helping them find financing solutions to simplify their mining experience, while simultaneously improving our technologies and services to enable our customers to better manage collateral risks arising from the volatility of Bitcoin and mining machine prices. Our product and service differentiation includes:

•

Our products and services allow customers to quickly take delivery of machines at third-party partners’ mining facilities and commence mining operations rapidly. This streamlined process contrasts with direct purchases, which can take up to six months or more due to the time needed for factory delivery, import customs clearance, hosting site selection, installation and setting up services.

•

Our broad network of third-party service providers enables our customers to access comprehensive mining operation services across various mining sites. These services include paying hosting fees, subscribing to yield-monitoring software and obtaining additional services and support, such as property insurance, post-sale maintenance and repairs.

•	USD-denominated loans that are typically settled in USDT, with competitive loan terms that allow our customers to optimize their return profile from mining operations and Bitcoin investments.

Our ability to meet our customers’ needs and support their growth has led to an increase in loan amounts extended to customers who have initial mining machine loans. Loans from existing customers as of December 31, 2023 grew 33% year-over-year from $205.4 million to $273.6 million as of December 31, 2024. Our deep understanding of our customers’ needs has also resulted in strong customer retention and new customer growth.

Robust technology platform that enables a comprehensive end-to-end customer experience and loan portfolio management. We have developed Antalpha Prime, a technology platform that provides customized financing and risk management for our customers and ourselves. Antalpha Prime provides a comprehensive end-to-end experience for our customers, from customer onboarding to drawing down loans to monitoring their loan portfolios. Featuring the integration of MPC-TSS technology provided by Cobo, Antalpha Prime provides customers with easy management of fund transfers and peace of mind. Using Antalpha Prime, our customers can monitor their loan portfolio risk holistically. Our service team is trained to assist customers with collateral replenishment and withdrawals on relatively short notice, enabling our customers to adapt quickly to fluctuations in Bitcoin prices and mining machine prices.

At the same time, we leverage Antalpha Prime to monitor and manage compliance and collateral risks. Antalpha Prime facilitates our know-your-customer and know-your-transactions procedures, assisting us with conducting anti-money laundering diligence on our customers, and enabling us to continually monitor our loan portfolio risks. We aim to strengthen Antalpha Prime platform to explore more-integrated, value-added approach for our customers to access crypto asset financing.

Deep integration with Bitmain and other digital asset ecosystem partners. Our company was founded through a unique strategic relationship with Bitmain, the largest supplier of Bitcoin mining equipment. Since 2022, we have worked closely with Bitmain to make sales through customer financing a vital part of their sales process. In December 2024, we entered into a memorandum of understanding with Bitmain, which defines our relationship in providing machine financing to Bitmain’s customers as its financing partner, with a right of first refusal to serve its customers seeking financing, so long as we offer competitive financing terms. We and Bitmain frequently refer customers to each other, we collaborate at marketing events to provide Bitmain’s customers with easy access to financing as a purchase option, and we have also located our offices next to Bitmain’s offices to better integrate our financing solutions into their mining machine sales and origination process. Our collaboration with Bitmain is an important and powerful catalyst for our success.

Strong underlying collateral and risk management capabilities. The estimated LTV on our supply chain loan portfolio, comprising mining machine loans and hashrate loans, was 54% and 44% as of December 31, 2023 and 2024, respectively. We maintain a strong collateral position in Bitcoin, which provides high liquidity and more optionality for our customers and enables us to better manage collateral risks. In addition, we take security over the mining machines that collateralize our mining machine loans. We have strong know-how in the mining business and strong relationships with the mining community around the world, which puts us in a unique position to find liquidity for ASIC machines as needed. We have adopted and aim to continually implement policies and procedures across our business to ensure that risks are carefully managed and that our lending practices remain secure and sustainable, recognizing the need to weather market volatility.

Asset-light model. Our relationship with our financing partner, Northstar, allows us to operate with an asset-light model and focus our resources on servicing our clients, risk management and compliance through the improvement of our technology platform and product offering. Northstar is an entity that is principally engaged in the business of proprietary investing and financing, including extending Bitcoin loans and providing financing to us. Northstar is not a licensed bank nor a financial institution and, to our knowledge, is not required to be licensed in Hong Kong to provide Bitcoin loans. Northstar, has historically provided almost all of the funding for the loans we originated and we rehypothecate to Northstar the Bitcoin collateral that our customers pledge on their loans from us. We also enable non-US customers to take out Bitcoin loans funded by Northstar, for which we earn technology platform fees from our directly contracted customers. Over time, we intend to develop Antalpha Prime into a platform to add other financing partners and enable our customers to manage their loan portfolio and perform risk management holistically on our platform.

Our Growth Strategies

We believe that the following strategies and drivers will fuel our continued growth:

Expand our client base into new geographical markets and customer segments. Our business was incubated in Singapore, and we have grown rapidly in the last two years both in Asia and in other parts of the world. We intend to continue to increase our sales capabilities by growing our business development team and adding new channel partners to expand into new geographic markets, as well as broadening our client base beyond traditional miners to new entrants, such as family offices and corporate investors.

Leverage our existing client base for cross-selling. We have developed a valuable customer base of institutional and corporate participants in the Bitcoin mining industry. We plan to continue to grow the loan volume and loan balance of our existing customers. For example, by cross selling hashrate loan to our existing mining machine loan customers, we can increase the visibility of our revenue, as the duration of the hashrate loan tends to coincide with that on the mining machine loan. Mining machine loans typically have a term of two years. As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us for hashrate loans. We refer to this type of hashrate loan as a bundled hashrate loan. Mining machine loans and bundled hashrate loans comprised 67.9% of our total revenues for the year ended December 31, 2024, which helps provide better revenue visibility.

Diversify our funding sources and leverage cross-selling. We have developed strong risk management capabilities on Antalpha Prime, which are critical to crypto asset lenders and borrowers, as crypto borrowings rely on overcollateralization to establish creditability with lenders. We plan to further invest in these capabilities and add other financing partners to the Antalpha Prime platform in the future. This would allow us to strengthen our competitive moat by providing our customers with more financing options to meet their business needs, further diversifying our funding sources and deepening our asset-light financing model. From the borrower perspective, their collateral can be most efficiently leveraged and risk management can be most easily conducted when all of their crypto financing activities can be viewed and monitored from one financing platform.

Diversify our product offering. We aim to remain focused on product innovation and launching new product offerings to meet our customers’ evolving needs while working closely with them to deeply understand their business expansion requirements. For example, some of our customers have expressed interest in the investment of GPUs for AI computing, and we plan to explore financing solutions for the purchase of GPUs housed in the U.S. After the halving of Bitcoin in April 2024, some of our customers indicated that they are focused on controlling electricity costs. We plan to explore new financing solutions to enable our customers with more flexibility in mining site selection to take advantage of regions where electricity costs are more competitive.

Grow customer trust and strengthen our brand to increase Bitcoin collateral holdings. We aim to assist Bitcoin mining participants to grow their Bitcoin holdings and enable them to leverage their mined Bitcoins to expand their business. We plan to grow Bitcoin-collateralized offerings organically, as well as add network partners to broaden the offerings on Antalpha Prime. By focusing on increasing Bitcoin collateral deposits through our supply chain financing business, we can strengthen customer relationships while benefiting from the potential appreciation of Bitcoin prices over time. The price of Bitcoin has grown at a CAGR of approximately 77% over the decade ended December 31, 2024, according to public sources. We believe there is continued room for Bitcoin to appreciate, driven by factors such as Bitcoin halving every four years, the launch of Bitcoin ETFs, and evolving public perceptions about Bitcoin. Appreciation in Bitcoin prices increases the value of our customers’ Bitcoin collateral, thereby enhancing their borrowing capacity. This, in turn, enables our customers to scale their business, fostering a virtuous cycle that we believe will drive our business growth over the long term.

Our Technology Platform

Antalpha Prime is our technology platform, and we offer its technology and services to customers who pay us the technology financing fees or technology platform fees. Antalpha Prime provides our customers with a comprehensive end-to-end user experience for utilizing our services and managing their crypto asset holdings with us. Antalpha Prime offers customers a unified interface to access our services, including onboarding, document collection, loan applications, fund transfers and portfolio monitoring. In particular, with respect to portfolio monitoring, Antalpha Prime enables our customers to manage their loan orders, monitor and view their pledged collateral and the interest on their loans in near real-time, and pay for loan orders. Antalpha Prime also enables both our customers and us to monitor their LTV in near real-time, making it easier and more convenient for our customers to manage their borrowing position. Antalpha Prime reduces the risk of holding digital assets by giving our customers an option to leverage multi-party computation threshold signature scheme (MPC-TSS) technology provided by Cobo, and enabling them to access their MPC address through Antalpha Prime. This helps our customers to gain access to their digital assets with a reduced risk of loss as a result of lost or forgotten keys.

Antalpha Prime also equips us with robust risk management tools. Antalpha Prime facilitates our know-your-client and know-your-transactions procedures, helping to ensure that we remain compliant with anti-money laundering, sanctions and other relevant laws, regulations and requirements. Additionally, through Antalpha Prime, we are able to continually monitor and evaluate our loan portfolio, collateral and LTV in near real time.

Our Products and Services

Through Antalpha Prime, we facilitate a variety of financing solutions, the primary types of which are set out below. Generally, the loans provided on Antalpha Prime are offered based on a set of standard terms and conditions, though in certain cases we may offer bespoke arrangements to meet our customers’ unique needs.

Supply Chain Loans

We provide supply chain financing in the form of USD-denominated loans that are typically extended and settled in USDT. Supply chain loans consist of the following types:

•

Mining Machine Loans. These loans help our customers finance the purchase of on-rack mining machines from Bitmain, which are held at facilities Bitmain leases from third-party data center operators. These machines can commence operations rapidly, and information about the total cost of ownership is available prior to purchase. Proceeds from these loans are settled with Bitmain through Northstar, and the loans are typically secured by the purchased machines. The loan principal is due at maturity and customers may repay the loan early without penalty. We earn a technology financing fee over the term of mining machine loans for the technology and services provided in association with the machine loans we originate.

•

Hashrate Loans. These loans help our customers finance expenditures on mining-related services, including hosting services, post-sale maintenance and repair, and other service cost. Proceeds on these loans are usually paid to Bitcoin mining operation vendors, such as data center operators, that provide such mining-related services. These loans are collateralized by the Bitcoins mined on specified machines. Hashrate loans bundled with mining machine loans usually have the same maturity term as the mining machine loans, while standalone hashrate loans have open terms, which enable us to ask for repayment with advance notice. We help customers who take out bundled hashrate loans settle operational bills, such as hosting fee payments with data center operators, using the proceeds from the bundled hashrate loan. We earn a technology financing fee over the term of hashrate loans for the technology and services provided in association with the hashrate loans we originate.

As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us for hashrate loans, enabling them to finance both the purchase of on-rack mining machines and monthly payments for ongoing mining-related services. We refer to this type of hashrate loan as a bundled hashrate loan.

Historically, the annualized technology financing fee rate charged on our supply chain financing has ranged from 6% to 10% and the LTV has been between 50% to 80% at loan origination, depending on the type of loan, market conditions and other factors. The technology financing fee charged on our supply chain loans is based on a number of considerations, including the federal funds rate, macroeconomic conditions, the price and liquidity of Bitcoin, the perceived value of our technology and services, market conditions for Bitcoin mining machines and the condition of the digital asset economy in general. We require overcollateralization at loan origination. For machine loans, our customers satisfy this overcollateralization requirement by making a 50% down payment for the mining machine directly to Bitmain, and the remaining 50% is financed by us and paid to Bitmain through us. For machine loan customers who also have hashrate loans, the LTV can also be satisfied by the Bitcoin generated from the customer’s secured machines, which typically are housed at mining sites owned by third-party operators from whom Bitmain leases premises. We have access to these sites, providing the Company with control over the Bitcoin and machine collateral.

Bitcoin Loans

Through the Antalpha Prime platform, we help non-U.S. customers connect with and obtain Bitcoin loans from our financing partner, Northstar, who funds and bears default risks on these loans. These Bitcoin loans, which are denominated in USD and typically settled in USDT, are collateralized by Bitcoin pledged to Northstar by the borrowers. We act as a service provider to our directly contracted customers and earn a technology platform fee on Bitcoin loans over the term of the loan. For Bitcoin loans, we currently charge an annualized technology platform fee rate between 1.0% to 1.5% on the loan principal outstanding for acting as a service provider.

Total Loans Outstanding

Overview

We provide supply chain financing, where our customers provide us with Bitcoin or Bitcoin mining machines as collateral, and we in turn extend USD-denominated loans that are typically extended and settled in USDT to finance the purchase of mining machines or payment for expenditures on services related to their mining operations. We leverage Antalpha Prime to help customers connect with and obtain Bitcoin loans from our financing partner, Northstar, and we act as a service provider to the customers and do not bear loan default risk.

The table below summarizes total loans outstanding by loan type, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Loan type:
Mining machine loans	$224,424	39.7%	$121,214	7.4%
Hashrate loans	$119,562	21.2%	$307,654	18.9%

Supply chain loans	$343,986	60.9%	$428,868	26.3%
Bitcoin loans	$220,798	39.1%	$1,198,744	73.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The table below summarizes total loans outstanding by borrower location, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Borrower location:
Americas	$139,064	24.6%	$112,316	6.9%
Asia	$373,725	66.2%	$1,259,737	77.4%
EMEA	$51,995	9.2%	$255,559	15.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The table below summarizes the number of our customers by type for the years indicated:

	For the year ended December 31,
	2023	2024
Supply chain loan customers	29	42

Bitcoin loan customers	21	46

Total customers(1)	41	75

(1)	Sum of supply chain loan customers and Bitcoin customers is greater than total due to the overlap between these two types of customers.

The total number of our customers increased to 75 institutions and corporations in the year ended December 31, 2024, representing an increase of 83% year over year. 42 of these customers had supply chain financing with us, while 46 took out Bitcoin loans from our financing partner through Antalpha Prime.

The table below sets out the weighted average fee rates for the years indicated:

	For the year ended December 31,
	2023	2024
Weighted average technology financing fee rate	8.9%	8.5%

Weighted average technology platform fee rate	0.8%	1.2%

Collateral

As of December 31, 2024, our collateral, including the value of crypto assets and management’s estimate of mining machine collateral, was valued at $974.6 million, representing an LTV of 44.3%. As of the same date, the collateral pledged on our supply chain financing secured $428.9 million in loan principal and $2.9 million in technology financing fee receivable. Our loans to borrowers are secured by the Bitcoin generated from specified mining machines and the mining machines we finance. The value of collateral secured in Bitcoin and USDT, which are highly liquid, was $368.9 million and $782.8 million as of December 31, 2023 and 2024, respectively. The value of secured mining machines is not reflected on our combined and consolidated balance sheets as we did not have the right to use the collateral during the relevant periods. We monitor the LTV on our portfolio on a regular basis, considering both the value of Bitcoin and mining machine collateral, the latter of which we assess using our proprietary methodology, including recently known private and public market transactions.

As of December 31, 2024, most of the mining machines held as collateral by the Company were Bitmain S19XP machines, which the Company estimates can operate profitably for an additional two years, based on past product iteration cycles and subject to their operating efficiency relative to other machines in the market. In each case, the Company believes the secured mining machines on hand can operate beyond the remaining duration of the applicable loan terms. Mining machines are not as liquid as Bitcoin and market data on the fair market value of mining machines is very limited. Mining machine prices fluctuate with the price of Bitcoin and other factors impacting the digital asset economy, and their value could be further impacted by factors such as mining machine model, operating efficiency relative to other mining machines in the market, operating duration, disposal scale and disposal urgency. The Company estimates the value of mining machines for the calculation of LTV, which is subject to significant management judgment. We cannot assure you that we would be able to dispose the mining machines pledged to us as collateral, if needed, for an amount equal to the estimated value that we used to calculate the LTV on the mining machine collateral.

Our mining machine collateral is primarily housed in data centers owned by third-party operators, from whom Bitmain leases premises. Our customers can pay for the hosting fees of these machines using the proceeds of their hashrate loans. We take security over the machines once the loan is funded, and have access to the Bitcoin mining sites, providing us control over the machine and Bitcoin collateral.

In the event that a borrower defaults on a loan, we have a number of potential remedies that we may pursue which depends on the type of loan, the type of collateral pledged, the value of the underlying collateral, and the financial condition of the borrower. We may seek to foreclose on the mining machine and/or liquidate the Bitcoin provided to us as security. We may also allow the machines to continue mining, which usually increases Bitcoin collateral over time. We believe the value of collateralized mining machines or Bitcoin would impact the amount of recovery we would receive in any default scenario, and it is possible that the amount of any such recovery may not be sufficient to pay off any balance on the defaulted loan or technology financing fee receivable.

Summary of Risk Factors

Investing in the ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business

•

We have a limited operating history. Our business lines are nascent, not fully proven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction we operate and are not assured to be profitable.

•	Our operating results have and will significantly fluctuate, including due to the highly volatile nature of the digital asset economy.

•

Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining, which in turn are significantly affected by the prices of Bitcoin and the macroeconomic condition of the cryptoeconomy.

•

We derive a significant portion of our revenues from financing activities relating to the purchase of Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

•

Our business is closely tied to the development of the Bitcoin mining industry, and the operations and financial condition of Bitmain, whose machines make up the subjects of all of our machine financing; if the Bitcoin mining industry and/or Bitmain confronts a slow down or down turn, our business may also slow down or face a down turn.

•

If we are unable to maintain or increase the amount of loans we enable or if we are unable to retain existing borrowers or attract new borrowers, our business, financial condition and results of operations will be adversely affected.

•

Our existing portfolio is, and our future portfolio may be, concentrated in a limited number of customers and loans, which subjects us to an increased risk of significant loss if any asset held as collateral declines in value or if a particular borrower or loan fails to perform as expected.

•

Our success and future growth depend significantly on our marketing efforts and we have benefited significantly from our partnership with Bitmain in marketing our services. If we are unable to maintain our relationship and partnership with Bitmain, or otherwise unable to acquire customers or promote or maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

•	Our sources of funding are highly concentrated, and we cannot guarantee that we will have continued access to sufficient and sustainable funding at commercially attractive costs.

Risks Related to Digital Assets

•

The future development and growth of the digital asset industry is subject to a variety of factors that are difficult to predict and evaluate. If the digital asset industry does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

•	We are subject to risks related to stablecoins.

•	Many digital asset transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable.

Risks Related to Regulations

•

We are subject to an extensive, rapidly evolving and uncertain regulatory landscape, and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

•

Our loans are secured by digital assets that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

•	A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty.

•

A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the U.S. federal securities laws or the laws of any relevant jurisdiction could have material and adverse regulatory consequences for us.

•

If we are unable to properly characterize the status of any digital asset as a “security”, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•

The digital asset economy is still novel. As a result, policymakers are just beginning to consider what a regulatory regime for digital asset would look like and the elements that would serve as the foundation for such a regime. This less-developed consideration of digital assets may harm our ability to effectively react to proposed legislation and regulation of digital assets or digital asset platforms adverse to our business.

•

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

•	No public market currently exists for our ordinary shares, and an active, liquid trading market for our ordinary shares may not develop or continue following this offering.

•

The market price of our ordinary shares may be volatile, and could, upon listing on Nasdaq, decline significantly and rapidly. Market volatility may affect the value of an investment in our ordinary shares and could subject us to litigation.

•

We are and will remain a holding company. Our sole material asset after completion of this offering will be our equity interest in our operating subsidiaries, and as such, we will depend on our subsidiaries for cash to fund all of our expenses and to pay dividends, if any.

•

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ordinary shares and could materially and adversely affect our business, results of operations, and financial condition.

•

There is a significant risk that we will be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Corporate History and Structure

Our supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry were commenced in 2022, which together with Antalpha Prime and our Bitcoin loan servicing business, form our business today. We refer to such business as the “Antalpha Business.”

Antalpha Platform Holding Company was incorporated under the laws of the Cayman Islands in August 2023. A series of transactions to reorganize the Antalpha Business and to transfer the Antalpha Business to Antalpha Platform Holding Company was effected during the period from April 2024 to November 2024. We refer to this reorganization as the “2024 Reorganization.”

Prior to the 2024 Reorganization, the Parent Company and its affiliated entities, including Northstar, were involved in a number of business lines including the Antalpha Business and other business such as the operation of a venture fund and the provision of Bitcoin loans. Each of these business lines has different risk management implications, capital requirements and staffing needs. The 2024 Reorganization was implemented so that the Antalpha Business can be isolated and consolidated into a single entity, i.e. our company, and achieve enhanced and more focused risk assessment and management capacity, improved efficiency in capital sourcing and deployment, as well as better human resource support. Prior to the 2024 Reorganization, we were affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company.

As part of the 2024 Reorganization, (i) the assets and employees relating to the Antalpha Business were carved out of Northstar; (ii) these assets and employees, together with the equity interests in operating entities that were conducting the Antalpha Business were transferred to Antalpha Platform Holding Company, which was a wholly-owned subsidiary of the Parent Company, and these operating entities became Antalpha Platform Holding Company’s wholly-owned subsidiaries; and (iii) the Parent disposed of its interests in Northstar. As of the date hereof, we and Northstar are no longer under common control, and our controlling shareholder, the Parent Company, does not own any interest in Northstar.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules.”

Implication of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act.

An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, Antalpha Technologies Holding Company will beneficially own   % of our total issued and outstanding ordinary shares, representing   % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ordinary shares, or   % of our total issued and outstanding ordinary shares, representing   % of our total voting power, assuming that the option to purchase additional ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Antalpha Technologies Holding Company will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive office is located at Suntec Tower 2, 9 Temasek Boulevard, #13-01/02/03, Singapore, 038989. Our telephone number at this address is +65 6513 8815. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.antalpha.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is     , located at     .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“Antalpha ,” “we,” “us,” “our company” and “our” are to Antalpha Platform Holding Company, our Cayman Islands holding company and its subsidiaries;

•	“Bitmain” are to Bitmain Technologies, Ltd. a world-leading cryptocurrency mining hardware manufacturer;

•	“Northstar” are to Northstar Digital (HK) Limited, a company incorporated under the laws of Hong Kong and its affiliates;

•	“Parent Company” are to our parent company, Antalpha Holding Company, a company incorporated under the laws of Cayman Islands;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00025 per share; and

•	“USD,” “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

•	“USDC” are to USD Coin, a stablecoin issued by Circle Internet Financial Limited.

•	“USDT” are to Tether, a stablecoin issued by Tether Operations Limited.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to      additional ordinary shares from us.

The Offering

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ordinary share.

Ordinary shares offered by us	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Option to purchase additional ordinary shares	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ordinary shares.

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full, assuming an initial public offering price of $ per ordinary share, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for: general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditure, global expansion, and other general and administrative matters; loan operation and customer funding advance needs, to accelerate our fund flow and improve customer experience; and investment in technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisition or investment. See “Use of Proceeds” for more information.

Lock-up	We [and each of our officers, directors and existing shareholders, and holders of our outstanding share incentive awards] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information. In addition, each of Antalpha Technologies Holding Company, Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata has agreed with us not to, directly or indirectly, sell, transfer or dispose of any ordinary shares for a period of one year after the date of this prospectus, subject to certain exceptions.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ordinary shares offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ordinary shares listed on the Nasdaq Stock Market under the symbol “ANTA.” The ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ordinary shares against payment therefor through the facilities of the Depository Trust Company on , 2025.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based on 77,000,000 issued and outstanding ordinary shares as of the date of this prospectus;

•	includes ordinary shares that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares; and

•

excludes 10,493,000 ordinary shares issuable upon exercise of our outstanding options and an additional 12,507,000 ordinary shares reserved for future issuances under our share incentive plan and ordinary shares that are treated as treasury stock for accounting purposes.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The following summary combined and consolidated statements of operations for the years ended December 31, 2023 and 2024, summary and combined consolidated balance sheets data as of December 31, 2024, and summary combined and consolidated cash flow data for the year ended December 31, 2024 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus.

Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Combined and Consolidated Financial Data section together with our combined and consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary combined and consolidated statements of operations for the years indicated:

	For the Year Ended December 31,
	2023	2024
	$	$
Summary Combined and Consolidated Statements of Operations
Revenue
Technology financing fee	10,358,936	38,691,334
Technology platform fee	914,059	8,763,659

Total revenue	11,272,995	47,454,993

Operating expenses
Funding cost	6,302,251	24,617,365
Technology and development	3,140,134	4,921,861
Sales and marketing	2,650,206	4,258,497
General and administrative	6,295,924	9,093,066
Other costs	506,827	1,383,123

Total operating expenses	18,895,342	44,273,912

Operating (loss)/income	(7,622,347)	3,181,081
Other (expense)/income, net	(280,335)	1,780,127
Fair value loss on crypto assets held, net	(7,998)	(745,128)
Fair value gain on crypto-denominated liabilities due to related party, net	7,167	744,361

(Loss)/income before income tax	(7,903,513)	4,960,441
Income tax (benefit)/expense	(1,318,073)	566,970

Net (loss)/income	(6,585,440)	4,393,471

Comprehensive (loss)/income	(6,585,440)	4,393,471

Per share data:
Net (loss)/income per share attributable to common shareholder
Basic and Diluted	(0.09)	0.06
Weighted average common shares outstanding
Basic and Diluted	77,000,000	77,000,000

The following table presents our summary combined and consolidated balance sheets data as of the dates indicated:

	As of December 31,
	2023	2024
	$	$

Summary Combined and Consolidated Balance Sheets Data
Cash and cash equivalents	439,096	5,926,655
Total loan receivables	343,985,855	428,868,378
Crypto asset collateral receivable from related party	368,930,174	737,007,086

Total assets	732,034,274	1,254,642,229

Total loan payable due to related party	343,985,855	407,612,187
Total crypto asset collateral payable to customers	368,930,174	782,796,571

Total liabilities	719,323,493	1,208,257,985

Total shareholders’ equity	12,710,781	46,384,244
Total liabilities and shareholders’ equity	732,034,274	1,254,642,229

The following table presents our summary combined and consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2023	2024
	$	$
Summary Combined and Consolidated Cash Flow Data
Net cash used in operating activities	(12,239,995)	(11,694,058)
Net cash used in investing activities	(34,994,520)	(76,171,439)
Net cash provided by financing activities	47,464,157	93,353,056
Net increase in cash and cash equivalents	229,642	5,487,559

Non-GAAP Measure

In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, we evaluate non-GAAP financial measures such as adjusted EBITDA (non-GAAP). We define adjusted EBITDA (non-GAAP) as net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses. Our funding cost is an operating item and a significant component of our business. As such, it is not excluded from adjusted EBITDA (non-GAAP). We believe these adjustments eliminate the effects of certain non-cash and/or non-recurring items that we believe complements management’s understanding of our ongoing operational results. However, adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. The Company will continually evaluate the usefulness of such metrics. We believe that adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance and with how management views the Company’s financial performance.

The table below sets forth a reconciliation of adjusted EBITDA (non-GAAP) to the most comparable financial measure or measures calculated and presented in accordance with U.S. GAAP, which is net income (loss), for each of the periods indicated.

	For the year ended December 31,
	2023	2024
	(in thousands)
Net income (loss)	(6,585)	4,393
Add: income tax expense (benefit)	(1,319)	567
Add: depreciation and amortization expense	332	830
Add: share-based compensation	—	129

Adjusted EBITDA (non-GAAP)	(7,572)	5,919

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our combined and consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history. Our business lines are nascent, not fully proven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction we operate and are not assured to be profitable.

We commenced our operations in 2022, and we and our subsidiaries have a limited operating history on which an investor might evaluate our performance. For example, our mining machine loans, as well as hashrate loans that are bundled with mining machine loans, generally have a term of two year. As of the date hereof, a significant number of these loans have not yet reached their respective maturity dates and the borrowers have the option to make early loan repayment without penalty. As a result, we are subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail operations. Due to our limited operating history, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we will ever be successful in our operations and operate profitably.

Furthermore, our business lines, which are limited to supply chain financing in connection with Bitcoin mining and other technology platform services are nascent, not fully proven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction in which we operate and are not assured to be profitable. We may fail to implement our business strategies, achieve our business objectives, effectively operate or develop our business lines or produce a return for our investors.

In addition, our revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact our results of operations. If we are unable to successfully manage our business while reducing expenses, our ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetizing assets. The occurrence of any of the foregoing risks would have a material adverse effect on our financial results, business and prospects.

Our operating results have and will significantly fluctuate, including due to the highly volatile nature of the digital asset economy.

Our operating results are, to a significant degree, dependent on the value of digital assets and the broader digital asset economy. We provide financing to participants in the Bitcoin mining industry. Our loans are typically settled in USDT and are secured by Bitcoin and Bitcoin mining machines. Due to the highly volatile nature of the digital asset economy and the prices of digital assets, which have experienced and continue to experience significant volatility, our operating results have, and will continue to, fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader digital asset economy. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•

our dependence on offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

•	changes in the legislative or regulatory environment, or actions by U.S. or foreign governments, authorities or regulators, including fines, orders, or consent decrees;

•	political, legislative or regulatory changes or scrutiny that impact our ability to offer certain products or services;

•	the impact of environmental, social and governance concerns surrounding digital assets;

•	market conditions of, and overall sentiment towards Bitcoin, other crypto and digital assets, and the broader digital asset economy;

•

macroeconomic conditions, including interest rates, inflation, instability in the global banking system and institutions in the digital asset economy, as well as the demand for financial services products generally;

•	our ability to establish and maintain partnerships, collaborations, joint ventures, or strategic alliances with third parties;

•

disputes with our business partners, customers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

•	our ability to attract, maintain, and grow our customer base and engage our customers;

•	investments we make in the development of products and services, international expansion, and sales and marketing;

•	the development and introduction of existing and new products and services by us or our competitors;

•	pricing for or temporary suspensions of our products and services;

•	our ability to control costs, including our operating expenses incurred to grow and expand our operations and to remain competitive;

•

system failure or outages, including with respect to third-party crypto asset networks, breaches of security or privacy or any inaccessibility of the third-party crypto asset networks due to our or third-party actions;

•	breaches of security or privacy;

•	changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws;

•	changes in accounting standards, policies, guidance and interpretations or principles;

•	changes in requirements imposed on us by regulators or by our business partners, including any new licensing requirements;

•	our ability to attract and retain talent; and

•	our ability to compete with our competitors.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the digital asset economy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our ordinary shares may increase or decrease significantly.

Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining, which in turn are significantly affected by the prices of Bitcoin and the macroeconomic condition of the cryptoeconomy.

Our revenues are primarily derived from the provision of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry, offering loans secured by Bitcoin and Bitcoin mining machines. The loans we offer include mining machine loans to finance the purchase of on-rack mining machines as well as hashrate loans to our customers to finance expenditures on mining-related services, including the hosting services. The demand for Bitcoin mining machines and the incurrence of mining-related expenditures is primarily driven by the expected economic returns of Bitcoin mining. An increase in the price of Bitcoin is one of the significant factors that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand for and technology financing fees charged on Bitcoin supply chain financing.

The price of crypto assets has fluctuated significantly in the past few years and resulted in corresponding fluctuations on the sale of Bitcoin mining machines and on the demand for related financing. For instance, in 2017 and in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. These increases were followed by a steep decline in 2018 and again in 2022, before the value of crypto assets began to increase once more towards the end of 2023. Our business mainly involves Bitcoin and stablecoins, and the price and trading volume of crypto assets are subject to significant uncertainty and volatility, depending on a number of factors, including:

•

market conditions of, and overall sentiment towards, digital assets and the broader digital asset economy, including, but not limited to, as a result of actions taken by or developments of other companies in the digital asset economy;

•	changes in liquidity, market-making volume, and trading activities;

•	trading activities on crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

•	investment and trading activities of highly active consumer and institutional users, speculators, miners, and investors;

•	the speed and rate at which crypto assets are able to gain adoption as a medium of exchange, utility token, store of value, consumptive asset, or other use case worldwide, if at all;

•	decreased user and investor confidence in digital assets and crypto platforms;

•	negative publicity and events relating to the digital asset economy and crypto platforms;

•	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, digital assets and the broader digital asset economy;

•	the ability for digital assets to meet user and investor demands;

•	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

•	consumer preferences and perceived value of digital assets and digital asset markets;

•	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

•	adverse legal proceedings or regulatory enforcement actions, judgments, or settlements impacting digital asset economy participants;

•	regulatory or legislative changes, scrutiny and updates affecting the digital asset economy;

•	the characterization of digital assets under the laws of various jurisdictions around the world;

•	the adoption of unfavorable taxation policies on digital asset investments by governmental entities;

•	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;

•	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•

legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in Bitcoin and other proof-of-work mining activities;

•

the activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins;

•	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

•	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on crypto platforms;

•	financial strength of market participants;

•	the availability and cost of funding and capital;

•	liquidity and credit risk of crypto platforms, including crypto exchanges, stablecoin issuers and crypto payment companies;

•	interruptions or temporary suspensions or other compulsory restrictions in products or services from or failures of major crypto platforms;

•	the availability of an active derivatives market for various digital assets;

•	the availability of banking and payment services to support crypto-related projects;

•	instability in the global banking system;

•	the level of interest rates and inflation;

•	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

•	national and international economic, political and geopolitical conditions.

There is no assurance that any crypto asset will maintain its value or that there will be sustained volume and liquidity in the trading markets of crypto assets.

Any significant reductions in the price of Bitcoin or changes in network transaction fees, and/or the maintenance of a lower of Bitcoin price for an extended term will likely have a material and adverse effect on our results of operations and financial condition. For example, if the price of Bitcoin or Bitcoin network transaction fees drop and fail to recover, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for Bitcoin mining machines and in the need for funding to purchase such machines. At the same time, if transaction fees increase to such an extent as to discourage users from using Bitcoin as a medium of exchange or an asset for storage of value, it may decrease the transaction volume of the Bitcoin network and may affect the demand for Bitcoin mining machines and therefore the need for funding to purchase such machines. A drop in the price of Bitcoin or the value of other crypto assets may also result in a reduction of the value of our collaterals to below the outstanding loan value. We cannot assure you that Bitcoin price will remain high enough to sustain our operations or that the price of Bitcoin will not decline significantly in the future. Further, fluctuations in the price of Bitcoin can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

In addition to the volatility of the price of Bitcoin, various other factors, mostly beyond our control, could impact the expected economic returns of Bitcoin mining, including, among others, the overall imbalanced supply and demand for mining machines, the supply and availability of mining farm resources, changes in electricity costs or other operating costs, the total network computing power, the cost-efficiency and the depreciation of mining machines, and a variety of special economic, geopolitical and regulatory factors. Additionally, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of Bitcoin mining. This in turn could affect our customers’ expected economic return for mining activities and the demand for and pricing of mining machines. A drop in the price of Bitcoin could also cause our customers to be less willing to make repayments.

We derive a significant portion of our revenues from financing activities relating to the purchase of Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

We generated and expect to continue to generate a significant portion of our revenues from the provision of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we could experience a significant loss. Adverse factors that may affect the market for Bitcoin mining machines include:

•	any other crypto asset displaces Bitcoin as the mainstream crypto asset, thereby causing Bitcoin to lose value or become worthless;

•

Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange or asset for storage of value in the global economy due to certain inherent limitations to crypto asset or is displaced by another crypto asset as the mainstream, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;

•

the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time and reduce the block reward earned by miners. Specifically, the method for creating new Bitcoin is mathematically controlled in a manner so that the supply of Bitcoin grows at a limited rate pursuant to a pre-set schedule. The number of Bitcoin awarded for solving a new block is automatically halved every 210,000 blocks. Thus, the current fixed reward for solving a new block is 3.125 bitcoin per block. The reward decreased from 6.25 bitcoin in May 2020 to 3.125 bitcoin in April 2024; the next estimated halving is expected to occur in 2028. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoin in existence will never exceed 21,000,000, and that Bitcoin cannot be devalued through excessive production unless the Bitcoin Network’s source code (and the underlying protocol for Bitcoin issuance) is altered. As of December 31, 2024, approximately 19.8 million Bitcoin are outstanding. The date when the 21 million Bitcoin limitation will be reached is estimated to be the year 2140;

•

negative public sentiment related to the actual or perceived environmental impact of Bitcoin and related activities, including environmental concerns raised by private individuals and governmental actors related to the energy Bitcoin consumed in the Bitcoin mining process;

•

negative public sentiment related to the actual or perceived value of crypto assets, especially Bitcoin and stablecoins, as a storage of value and digital asset economy participants’ confidence in and expectation of the safety and security of crypto assets;

•

disruptions, hacks, and splits in the underlying networks also known as “forks,” attacks by malicious actors who control a significant portion of the networks’ hash rate such as double spend or 51% attacks, or other similar incidents affecting the Bitcoin blockchain network;

•	hard “forks” resulting in the creation of and divergence into multiple separate networks, such as Bitcoin cash;

•

informal governance led by Bitcoin’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

•	the reduced ability for Bitcoin blockchain networks to resolve significant scaling challenges and increase the volume and speed of transactions;

•

a slowdown in the iteration of Bitcoin mining machines or reduced ability of future mining machine upgrades to provide significant performance improvement over existing models in the market, resulting in lower or no demand for the purchase of new mining machines;

•	the reduced ability to attract and retain developers and customers to use Bitcoin for payment, store of value, unit of accounting, and other intended uses;

•	transaction congestion and fees associated with processing transactions on the Bitcoin network;

•	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Satoshi’s Bitcoin;

•	negative perception of Bitcoin;

•

development in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by Bitcoin becoming insecure or ineffective;

•	adverse legal proceedings or regulatory enforcement actions, judgments, or settlements impacting digital asset economy participants;

•	regulatory, legislative or other compulsory or informal restrictions or limitations on Bitcoin lending, mining or staking activities;

•	liquidity and credit risk issues experienced by other crypto platforms and other participants of the digital asset economy; and

•

laws and regulations affecting the Bitcoin network or access to these networks, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

If the scale or profitability on the sale of new Bitcoin mining machines, or the economics on the purchase of new machines for miners, cannot be maintained, our business, results of operations and financial condition will materially suffer.

Our business is closely tied to the development of the Bitcoin mining industry, and the operations and financial condition of Bitmain, whose machines make up the subjects of all of our machine financing; if the Bitcoin mining industry and/or Bitmain confronts a slow down or down turn, our business may also slow down or face a down turn.

Our services are offered primarily in connection with the Bitcoin mining industry, and a majority of our business is in connection with the purchase of mining machines manufactured and sold by Bitmain.

The Bitcoin mining industry in general is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance. The legal and regulatory regimes governing this sector evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Regulators in various jurisdictions have embarked on efforts to formulate and enforce a framework of regulations that are aimed at monitoring and supervising the Bitcoin industry. In addition, various countries have also implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions.

If the Bitcoin mining industry is affected by adverse regulatory changes or otherwise encounters a slow down or down turn, it is likely that the demand for mining equipment will decline and our business will consequentially encounter a slowdown or downturn.

In addition, the Bitcoin mining industry has and will continue to see rapid growth and innovation. If Bitmain fails to anticipate market trends, timely upgrade its technologies or adopt new technologies or improve or expand its infrastructure, if its technologies or products become obsolete because of new technologies, or if its products are unable to perform satisfactorily or meet the increasing or evolving demands of its customers or are found to be defective, its mining machines may no longer be attractive to customers. Export controls implemented by the U.S. government in respect of the semiconductor and advanced computing industries could further limit non-U.S. suppliers, such as Bitmain, from sourcing sufficient raw materials for the production of mining machines or selling mining machines into the U.S. or elsewhere. Moreover, if rewards for Bitcoin mining or the transaction fees for recording transactions on the Bitcoin network are not sufficiently high to incentivize miners, miners may cease purchasing or upgrading their mining machines. As a result of the above, the Bitcoin mining industry and/or Bitmain could experience significant decrease in sales, and our business, results of operations and financial condition could be materially and adversely affected.

We primarily engage with Bitmain’s entities in the U.S. in our business. While we are not certain of the extent of Bitmain’s operations in China, if Bitmain is perceived or deemed to be a China-based company, it could face significant risks and uncertainties that are inherent in operating in China. For example, the PRC government exercises significant oversight and discretion over the conduct of business in China. Changes in laws, regulations, or policies, or the interpretation and enforcement thereof, in China could occur quickly and without prior notice. Moreover, the PRC government may intervene in or influence business operations in China at any time, including through regulatory actions, investigations, or restrictions industry-wide. There may be also other regulatory, legal, political, geopolitical and operational risks and uncertainties as a result of operating in China, such as those relating to trade tensions between the U.S. and China, U.S. export control regulations and sanctions targeting certain Chinese companies and industries, and concerns from the U.S. government about the national security implications of Chinese companies operating in sensitive industries. For example, the U.S. Department of the Treasury has also released a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies, which became effective on January 2, 2025. Moreover, on February 21, 2025, President Donald J. Trump signed a National Security Presidential Memorandum, which encourages an open foreign investment environment while imposing restrictions on foreign investments in proportion to their degree of independence from U.S. foreign adversaries, particularly China. Because our business is closely tied to the operations and financial condition of Bitmain, if any of the foregoing risks or uncertainties were to materialize, our business, results of operations and financial condition could also be materially and adversely affected.

If we are unable to maintain or increase the amount of loans we enable or if we are unable to retain existing borrowers or attract new borrowers, our business, financial condition and results of operations will be adversely affected.

The volume of new loans we enable is one of the key metrics for our financial performance. The success of our business depends on whether we can retain existing borrowers, grow their loan balances over time, and continually attract additional borrowers and funding partners.

If there are insufficient qualified loan requests, funding partners may be unwilling to deploy their capital through loans we enable in a timely or efficient manner and may seek other opportunities, including those offered by our competitors. Conversely, if there are insufficient commitments from funding partners, borrowers may not obtain enough capital through loans we enable and may turn to other sources for their needs.

The overall transaction volume may be affected by the following factors:

•	our brand recognition and reputation;

•	our ability to maintain the trust of our customers to overcollateralize their financing with us;

•	our efficiency in acquiring and engaging prospective borrowers;

•	the rate of the technology financing fee we offer;

•	our ability to secure sufficient and cost-efficient funding;

•	our funding partners’ ability to offer us competitive market rates and meet our loan capacity requirements;

•	the effectiveness of our credit assessment model and risk management system;

•	the regulatory environment governing our operations; and

•	the macroeconomic environment and the environment of the digital asset economy in general.

In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of the transactions we enable, which may alter the portfolio of our loans and negatively affect the volume of loans we enable.

We may not be able to attract new borrowers and funding partners in a cost-effective manner, we may lose our existing borrowers to our competitors and we may not be able to convert potential borrowers into active borrowers, if any of the following factors occurs:

•	our current borrower-acquisition channels become less effective,

•	our current borrower-acquisition channel partners are no longer able or willing to continue to work with us for regulatory or other reasons,

•	we are unable to continue to use any of our current borrower-acquisition channels, or

•	we are unsuccessful in using new borrower acquisition channels.

If any of the above occurs, we may not be able to increase the volume of our loans or our income as we expect, our business, results of operations and financial condition may be adversely and materially affected.

Our existing portfolio is, and our future portfolio may be, concentrated in a limited number of customers and loans, which subjects us to an increased risk of significant loss if any asset held as collateral declines in value or if a particular borrower or loan fails to perform as expected.

Our existing portfolio is, and our future loans may be, concentrated in a limited number of loans. As of December 31, 2024, loans receivables from our top 3 borrowers accounted for 49.8% of the total amount of loans outstanding. Moreover, in the year ended December 31, 2024, 4 customers each accounted for more than 10 percent of our total revenues. If a significant loan to one or more companies fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio. In other words, the aggregate returns we realize may be significantly adversely affected if a small number of loans perform poorly, if we need to write down the value of any one loan, if a loan is repaid prior to maturity and we are not able to promptly redeploy the proceeds, and/or if a borrower is unable to obtain and maintain commercial success.

While we intend to diversify our loan portfolio as we deem prudent, we may not be able to do so and we do not have fixed guidelines for diversification. As a result, our portfolio could be concentrated in a relatively limited number of borrowers and loans.

Our existing portfolio contains loans to Bitcoin mining companies whose operations are geographically concentrated in North America and Asia, and we could be subject to social, political and economic risks of doing business in those locations and any other location in which we in the future have lending exposure.

Our existing portfolio contains loans to borrowers whose operations are geographically concentrated in North America (Texas, Arkansas, Montana and Indiana) and Asia (Singapore, South Korea, Japan and Hong Kong) with their Bitcoin mining machines situated primarily in North America. Circumstances and developments related to Bitcoin mining operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

•	the development and growth of applicable Bitcoin mining markets;

•	unexpected changes in regulatory requirements and other laws with respect to Bitcoin mining, crypto assets and the digital asset economy in general;

•	the responsibility of complying with multiple and likely conflicting state and federal laws, including with respect to Bitcoin mining and digital assets and digital asset economy in general;

•	difficulties and costs of managing operations in certain locations;

•	potentially adverse tax consequences;

•	the impact of national, regional, state or municipal specific business cycles and economic instability; and

•	access to capital, electricity and data centers may be more restricted, or unavailable on favorable terms or at all in certain locations.

If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our services from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high service quality, pioneer and keep pace with evolving technology trends, or timely meet the demand for our services. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we become the subject of negative publicity, our business, financial condition and results of operations could be materially and adversely affected.

Our success and future growth depend significantly on our marketing efforts and we have benefited significantly from our partnership with Bitmain in marketing our services. If we are unable to maintain our relationship and partnership with Bitmain, or otherwise unable to acquire customers or promote or maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. Our marketing channels include social media, website posting, attendance of major industry events and referral by our business partners and customers. Negative publicity associated with our customers or business partners could have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand, which would harm our business and our market position. Moreover, if our current marketing efforts and channels are less effective or become inaccessible to us, or if we are unable to operate such channels as effectively with fewer resources or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow our customer base.

Bitmain and we have been referring customers to each other, and together we have entered into a non-binding memorandum of understanding, or the MOU, to reflect each of our intention to continue our mutually beneficial relationship. See “Business—Our Key Strategic Partners—Bitmain.” The MOU is not binding on us or on Bitmain with certain exceptions, such as confidentiality. There is no contractual obligation for Bitmain to, and Bitmain could at its discretion refuse to, continue to utilize us as its financing partner, refer customers to us, or provide us with a right of first refusal to serve its customers seeking financing. We have benefited significantly from our partnership with Bitmain in marketing our services and have relied on Bitmain as an importance source of customer referral. We also benefit from Bitmain’s strong brand recognition, which has provided us a broad marketing reach and strong customer trust in our brand. All of our mining machine loans serve Bitmain’s customers, and we originate such mining machine loans through our employees’ involvement in Bitmain’s machine sales process. The success of our other financing solutions rely heavily on the success of mining machine loans. If (i) our relationship with Bitmain deteriorates or Bitmain fails to perform the terms of the MOU with us, (ii) Bitmain loses its market position, or (iii) we are no longer as integrated in Bitmain machine’s sales process, our market position in Bitcoin supply chain financing and overall financial results would be materially and adversely affected.

In addition, we are exploring marketing channels outside of Bitmain’s promotional venues. For example, we are attending industry marketing conferences and holding customer events on our own. We are expanding our own customer network and reaching customers outside of Bitmain’s traditional customer pool, such as family offices and corporations who are not traditional Bitcoin mining participants and offering hashrate loans and Bitcoin loans to customers who did not take out machine financing with us. Our future marketing efforts may require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all, and, even if they do, any increases in income may not offset the expenses incurred.

If we are unable to promote and maintain our brands in a cost-efficient manner, or maintain our reputation and continue to garner trust from our customers and business partners, we could experience a lower growth rate than we anticipated, which would harm our business, results of operations and financial condition.

Our sources of funding are highly concentrated, and we cannot guarantee that we will have continued access to sufficient and sustainable funding at commercially attractive costs.

The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demands for loans. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding our funding base and secure a stable stream of funds from our funding partners.

Our primary funding partner, Northstar, has historically provided almost all of the funding for the loans we originated. Additionally, through our partnership with Northstar, we enable non-US customers to take out Bitcoin loans directly funded by Northstar, for which we earn a technology platform fee. We have entered into a Commercial Framework Agreement with the Parent Company and Northstar, under which Northstar undertakes to provide us with a right of first offer for certain funding transactions and not to provide financing to any person or entity at a cost lower than the average cost of financing offered to us.

In November 2024, we entered into an amended and restated Loan Agreement with Northstar. This agreement provides for a credit facility of up to $1.0 billion for our supply chain financing, subject to collateral requirements. The credit facility has an accordion feature that allows us to increase the aggregate commitments to up to $1.15 billion per year, subject to customary conditions. The foregoing notwithstanding, there is no assurance that Northstar will be able to perform as expected under our existing agreements. See “Business—Our Key Strategic Partners—Northstar.” We could in the future have disagreements or disputes with Northstar and Northstar could take actions that are not in line with or detrimental to our interests, which could negatively impact or threaten our relationship with Northstar. If Northstar were to suspend, limit, cut down, or cease its operations, if Northstar’s financing capabilities, which in turn depends on its relationship with its funding partners, were to deteriorate, or if our existing funding arrangements with Northstar are not renewed or replaced or if Northstar becomes unwilling or unable to provide funding to us on terms acceptable to us, or at all, we would need to secure additional sources of funding or reduce our operations significantly. If we need to enter into alternative arrangements with other funding sources to replace our existing arrangements with Northstar, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. In addition, where the transitioning of existing loan originations is required, we may not be able to effect such transition promptly or at all and our platform may become inoperable. In the event that our relationship with Northstar were terminated, and we were not able to replace it with another funding source in a timely manner, on comparable or more favorable terms, or at all, our business, results of operations, financial condition, and future prospects would be materially and adversely affected. Prior to the 2024 Reorganization, the Parent Company and its affiliated entities, including Northstar, were involved in a number of business lines including the Antalpha Business and we were affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company. Under the Commercial Framework Agreement, we agree to indemnify Northstar for, among other things, liabilities that relate to, arise or result from the operation of the business of providing supply chain financing for Bitcoin mining and servicing of Bitcoin collateralized loan before the 2024 Reorganization and we have agreed to release Northstar from all liabilities that existed prior to the 2024 Reorganization. We are therefore exposed to, and have limited recourse in respect of, potential liabilities that may arise from Northstar and its affiliated entities’ businesses, including the Antalpha Business, prior to the 2024 Reorganization, including breaches of contract, intellectual property disputes, regulatory non-compliance, or other legal claims, which liabilities may not be known to us but could result in significant financial penalties, operational challenges, litigation costs, or reputational harm.

Additionally, because Northstar is in the business of offering financing solutions, which currently consist of Bitcoin loans to our non-US customers, its business, results of operations and financial condition, and consequently, its capability to continue to fund loans originated from us, are subject to factors affecting the Bitcoin lending market. Borrowers of Northstar’s Bitcoin loan may not pay the interest or principal on their loans on time, in full or at all, and Northstar bears the default risk. While these loans are collateralized by Bitcoin, there can be uncertainties with respect to the perfection and enforcement of Bitcoin collaterals. In addition, even if Northstar can successfully foreclose on the collateral securing their Bitcoin loans, the liquidation proceeds upon sale of the Bitcoin may not be sufficient to recover their loans, particularly, given the significant fluctuation in the price of Bitcoin. Any of these could have a significant impact on the business of Northstar and a material deterioration in Northstar’s financial condition could cripple its capacity to fund loans originated from us.

Moreover, we primarily engage with Northstar’s entities in Hong Kong in our business. If Northstar is perceived or deemed to be a China-based company, it could face significant risks and uncertainties that are inherent in operating in China. For example, the PRC government exercises significant oversight and discretion over the conduct of business in China. Changes in laws, regulations, or policies, or the interpretation and enforcement thereof, in China could occur quickly and without prior notice. Moreover, the PRC government may intervene in or influence business operations in China at any time, including through regulatory actions, investigations, or restrictions industry-wide. There may also be other regulatory, legal, political, geopolitical and operational risks and uncertainties as a result of operating in China, such as those relating to trade tensions between the U.S. and China, U.S. export control regulations and sanctions targeting certain Chinese companies and industries, and concerns from the U.S. government about the national security implications of Chinese companies operating in sensitive industries. For example, the U.S. Department of the Treasury has also released a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies, which became effective on January 2, 2025. Moreover, on February 21, 2025, President Donald J. Trump signed a National Security Presidential Memorandum, which encourages an open foreign investment environment while imposing restrictions on foreign investments in proportion to their degree of independence from U.S. foreign adversaries, particularly China. Because Northstar is our primary funding partner, if any of the foregoing risks or uncertainties were to materialize, and we were not able to identify other viable funding sources in a timely manner, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

More generally, the availability of funding from our funding partners, including Northstar, depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. In addition, our competitors may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. Initial funding partners to collateralized crypto-mining financing have historically been from the larger crypto institutions, such as crypto exchanges and stablecoin institutions that can accept crypto assets as a form of collateral for the financing. We are exploring a variety of channels of financing, but there can be no assurance that we can make it cost effective to rely on these channels to sustain or support the growth of our financing business.

We cannot assure you that we will be successful in diversifying our funding sources or funding sources for the loans we enable will remain or become increasingly diversified in the future. If we continue to be dependent on a small number of funding partners and any such funding partners decide not to collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available for loans we enable, such constraints may materially limit our ability to enable loans and adversely affect our user experience. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Competition for the capital that we provide may reduce the return of our loans, which could adversely affect our business, operating results and financial condition.

While we believe we have no direct competitors, we face competition from various liquidity providers, including digital asset exchanges like Coinbase, Binance, and OKX; cryptocurrency financial institutions such as NYDIG, Luxor, Hidden Road, Anchorage, and Galaxy Digital; stablecoin issuers like Circle and Tether; and commercial banks. We also compete with commercial banks, traditional financing providers and other financial institutions. Initial funding sources to collateralized crypto supply chain financing have historically been from crypto exchanges and other crypto institutions that can accept crypto assets as a form of collateral for the financing. Although Bitcoin supply chain financing is a niche financing market that requires significant mining know how and strong technology and service support, there can be no assurance that larger financial institutions will not decide to enter financing directly to mining industry participants. Our competitors may have greater resources than we do and may be able to compete more effectively as a capital provider and/or new technology provider. In particular, larger financial institutions and new technology entrants may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies or better customer service.

Additionally, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans, deploy more aggressive pricing and establish more relationships than us. Our competitors may also adopt loan structures similar to ours, which would decrease our competitive advantage in offering flexible loan terms. In addition, participants in the Bitcoin mining industry could also seek equity financings which typically come at a lower cost as compared with debt financings such as the loans we provide. Due to a number of factors, the number of entities and the type and amount of funds competing to provide suitable capital may increase. Any of the foregoing may lead to a decrease in our profitability, and you may experience a lower return on your investment. Increased competition in providing capital may also preclude us from making those loans that would generate attractive returns to us.

Loans to Bitcoin mining companies and companies operating in the digital asset industry generally involve significant risks.

We primarily provide loans to Bitcoin mining companies and other companies operating in the digital asset industry, but because the digital asset industry is relatively new and rapidly evolving, some of these companies may be relatively new and/or small companies. Loans to relatively new and/or small companies operating in the digital asset industry generally involve a number of significant risks, including, but not limited to, the following:

•	these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a reduction in the likelihood of us realizing a return on our loan;

•

they typically have shorter operating histories, narrower product lines and smaller market shares than larger and more established businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•

there is generally less public information about these companies. Unless publicly traded, these companies and their financial information are generally not subject to the regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed lending decision and cause us to lose money on our loans;

•	they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•	they may fail to comply with applicable anti-money laundering requirements;

•

changes in laws and regulations and their interpretations, as well as other changes in the general political, economic and social environmental may have a disproportionate adverse effect on their business, financial structure or prospects compared to those of larger and more established companies or companies operating in other industries; and

•	they may have difficulty accessing capital from other providers on favorable terms or at all.

Loss rates on loans may increase due to factors such as prevailing market conditions in the digital asset economy, the price of Bitcoin and other crypto assets, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval.

While we require our lenders to grant us security for the loans we extend to them, such security does not guarantee that (i) we will receive principal and technology financing fees according to the terms of the loan, (ii) we will be able to liquidate and apply the collateral to the borrower’s obligations, (iii) the collateral will remain liquid, or (iv) the value of the collateral will remain sufficient to allow us to recover all or a portion of the outstanding amount of such loan should we be forced to enforce our remedies. We could lose all or part of our loans and accounts receivable. Our security interest may not be enforceable against the borrower or third parties under various laws that could be applicable if a borrower defaults and therefore we may be exposed to loss in the event of a customer default, even if we appear to be secured against such default.

Our mining machine loans and bundled hashrate loans generally have a term of two years, and as of the date hereof we have not recorded any allowance, write-offs or recoveries were recorded against loan receivables for the periods presented in this prospectus. However if such events were to occur, our reputation and relationships with borrowers, and our financial results, could be harmed.

We may need to foreclose on loans that are in default, which could result in losses.

We may find it necessary to foreclose on loans that are in default. Foreclosure processes are often lengthy and expensive. Results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of our loan or the priority or perfection of our security interests. Our borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no merit, in an effort to prolong the foreclosure action and seek to force us into a modification or buy-out of our loan for less than we are owed. Additionally, the transfer of certain collateral to us may be limited or prohibited by applicable laws and regulations. See “—Risks Related to Regulations—Our loans are secured by digital assets that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.”

Applicable law may provide that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party, such as filing of a registration or financing statement. We may not have performed all such actions as may be necessary to ensure the enforceability of our security interest vis-a-vis third parties (or even the borrower in a bankruptcy or insolvency). Our right to the collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections that may exist in respect of the security interests thereon. The existence of any such exceptions, defects, encumbrances, liens and other imperfections or lack of filings could adversely affect the value of our collateral as well as our ability to realize or foreclose on our collateral. In addition, the law governing the perfection of the security interest over our collateral may not be enforceable or recognized in the jurisdictions in which we seek enforcement of such security.

Foreclosure or other remedies available may also be subject to procedures and impediments under applicable laws and regulations. For example, the applicable borrower could file for bankruptcy, which would have the effect of staying the foreclosure actions and delaying the foreclosure processes and potentially result in reductions or discharges of debt owed to us. Any costs or delays involved in the foreclosure or a liquidation of the collateral will reduce the net proceeds realized and, thus, increase the potential for loss.

Even if we are successful in foreclosing on the collateral securing our loan, the liquidation proceeds upon sale of the underlying digital assets may not be sufficient to recover our loan. Particularly, given the significant fluctuation in the price of crypto assets, we could experience a significant decline in the value of the collateral. This would cause the value of, and return on, our loans to significantly decline and could materially and adversely affect our results of operations and financial condition. A decline in the value of crypto assets, especially in Bitcoin and stablecoins, will lead to a decrease in the expected economic returns of Bitcoin miners; if this happens, there could be abandonment by the borrower of the collateral for the loan. Additionally, there could be theft, loss, or destruction of Bitcoin that are collateralized for our loans. Furthermore, there could also be theft, loss, or destruction of Bitcoin mining machines that are collateralized for our loans. Moreover, mining machines are not as liquid as Bitcoin and market data on the fair market value of mining machines is very limited. Mining machine prices fluctuate with the price of Bitcoin and other factors impacting the digital asset economy, and their value could be further impacted by factors such as mining machine model, operating efficiency relative to other mining machines in the market, operating duration, disposal scale and disposal urgency. The Company estimates the value of mining machines for the calculation of LTV, which is subject to significant management judgment. We cannot assure you that we would be able to dispose the mining machines pledged to us as collateral, if needed, for an amount equal to the estimated value that we used to calculate the LTV on the mining machine collateral. If the price of Bitcoin falls, the value of the collateralized Bitcoin machines would likely also decrease. If this occurs, we could be prevented from foreclosing on our loans and be subject to material litigations and financial losses.

The rehypothecation of collateral to Northstar exposes us to significant risks and uncertainties.

We rehypothecate the secured Bitcoin from our customers to Northstar as our funding partner and as such we do not have direct control over the rehypothecated collateral and we may face challenges in reclaiming the collateral. Our ability to recover such collateral could be impacted by Northstar’s financial health and operational stability and if Northstar experiences financial distress, insolvency or bankruptcy, we may be unable to recover the Bitcoin collateral rehypothecated to them, and in which event, our recourse may be limited to legal proceedings, which could be time-consuming, costly and uncertain in outcome. The legal treatment of rehypothecated Bitcoin collateral in the event of Northstar’s insolvency or bankruptcy involves significant complexity, particularly given the unique characteristics of digital assets. This uncertainty increases the risk that we may not be able to recover the collateral. The loss of rehypothecated Bitcoin collateral could materially strain our liquidity, particularly if we are required to return collateral to our borrowers or meet other obligations. This could force us to seek alternative funding sources or liquidate other assets on unfavorable terms. The rehypothecation of collateral to Northstar therefore exposes us to significant counterparty risks and if Northstar’s business is materially and adversely affected, it could have a material adverse effect on our operations and financial condition.

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

Our ability to attract borrowers and funding partners and build trust in our capabilities is significantly dependent on our ability to adhere to a disciplined process to originate and underwrite potential loans. Our underwriting process relies on gathering information and conducting due diligence on the borrower. In addition, we continue to monitor operational data points, financial strength, and regulatory compliance of our borrowers as a part of our post-funding loan management process. Incomplete or inaccurate information gathered by or provided to us may not only result in additional efforts and related costs, but may also undermine the effectiveness of our due diligence efforts. Our evaluations and estimates may not prove accurate and we cannot assure you that we will uncover all material information necessary to make an accurate evaluation of borrowers’ credit profiles, nor can we assure you that due diligence efforts will be sufficient to assess borrowers’ creditworthiness or detect fraud committed by borrowers in all cases. In addition to the risk of default, there is a risk that ineffective due diligence efforts could expose us to scrutiny from regulators regarding the suitability of borrowers for whom we enable loans. Any such failures could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, if we fail to discover borrower fraud or intentional deceit, the quality of our credit management may be compromised and we may be subject to liability under the relevant laws and regulations. We cannot assure you that we would not be subject to liability if we fail to detect any fraudulent behavior. If we incur such liabilities, our results of operations and financial condition could be materially and adversely affected.

Various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries. If a borrower’s financial condition deteriorates, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we enabled (particularly for our Bitcoin collateralized loans), verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. If we are unable to effectively manage default rate for loans we enable, our financial condition, results of operations and business prospects may be materially and adversely affected.

If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

Any deterioration in our loan portfolio quality and increase in default risks could materially adversely affect our results of operations. We may not be able to effectively control the level of our overdue loans in the future. Our default risks may increase in the future due to a variety of factors, including factors beyond our control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends, and development of the digital asset economy at large. Such factors may cause operational, financial and liquidity issues for our borrowers and affect their ability to make loan repayments in a timely manner.

We generally require and expect the value of the collateral for a loan to be greater than the value of that loans. In addition, if a customer with a machine loan has also taken out hashrate loan with us, it is likely that the monthly yield from the Bitcoin mining is greater than the related operating costs. In other words, the value of the collateral from such client tend to increase when the collateralized machines continue to mine. This notwithstanding, the value of the collateral could actually be equal to or less than the value of such loan or could decline below the outstanding amount of such loan. This risk is heightened given that the collateral for our loans is crypto assets, and thus subject to the volatility, liquidity and other risks detailed herein. In addition, while we assess the LTV ratio of our borrowers regularly as part of our risk management process, the assessment of the value of the collateralized machines may require, as machines are not as liquid as Bitcoins. For example, there may be a significant premium when mining machines are sold in a large lot as opposed to individually. Estimating the value of the machines is complicated by other factors, such as the timing of a forced sale. Furthermore, we do not know for certain the loss from a loan, if any, until there is a disposal event, at which time, we may find that our previously estimated bad debt allowance is inaccurate. Due to the potential lack of liquidity, having to sell the machines to cover for the respective financing costs may cause us to face cash liquidity challenges.

Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, our ability to foreclose on the collateral could be stayed or the collateral could be released without our consent. In addition, the borrower or other creditors in a bankruptcy or insolvency could seek to avoid, release, or unwind our security interest and any payments we have received under the loan. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of principal or technology financing fees, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.

If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

See also “—We may need to foreclose on loans that are in default, which could result in losses” and “Risks Related to Regulations—Our loans are secured by digital assets that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.”

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the overall economy. In particular, the operations of our business may be severely affected in a credit crisis or prolonged downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding partners.

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we generate a large proportion of our income from technology financing fees charged on loans, a decrease in loans enabled could cause a material decline in our income for the duration of a crisis or downturn. The technology financing fees we charge and funding volume are susceptible to both traditional financial macroeconomic factors as well as to crypto macroeconomic factors. A financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, both in the traditional financial economy and the digital asset economy, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact our operation. In addition, funding partners may increase their fees when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. If a credit crisis or prolonged downturn were to occur, our business, financial performance and prospects may be materially and adversely affected.

Furthermore, a credit crisis may lead to fluctuations in interest rates. If the prevailing market interest rates rise while borrowers are unwilling to accept a corresponding increase in the rate of technology financing fees, our borrowers may decide not to utilize our loan products, and our ability to retain existing borrowers and attract or engage prospective borrowers as well as our competitive position may be severely limited. This is particularly relevant to us because our financing costs are referenced off of the treasury rate, whereas the technology financing fees we charge our customer is impacted by the macroeconomic conditions of the digital asset economy. In other words, our ability to pass on the increase in financing costs to the borrowers or to remain profitable during a slow digital asset economy is limited because we are affected by the macroeconomic conditions of both the traditional financial economy and the digital asset economy. For example, we may have to lower our technology financing fee rate when the digital asset economy deteriorates even though our financing costs remain unchanged due to stable treasury rate. On the other hand, when the treasury rate increases with a commensurate increase in the macroeconomic conditions of the digital asset economy, we may not be able to increase our technology financing fee rate to cover for the increase in our technology financing costs. If any of these happens, or if the traditional economy and the digital asset economy do not move in tandem, our revenues and margins could be materially and adversely impacted. We cannot assure you that we will be able to effectively manage such interest rate risk at all times or pass on any increase thereof to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If the prevailing market interest rates decrease and we fail to adjust our technology financing fee rate for borrowers, prospective borrowers may choose to borrow from other sources to take advantage of the lower funding cost offered elsewhere. As a result, any fluctuation in the overall interest rate environment may discourage borrowers from borrowing from us, which may adversely affect our business.

Some of our borrowers may be highly leveraged.

Bitcoin mining is a capital intensive industry due to the required investment in mining machines, power and real estate. As such, some of our borrowers may be highly leveraged, which may have adverse consequences to these companies and to us as a creditor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

There may be circumstances in which our loans could be subordinated to claims of other creditors, or we could be subject to lender liability claims.

If one of our borrowers were to go bankrupt or enter insolvency proceedings, depending on the facts and circumstances, a bankruptcy court, receiver, or other authority might re-characterize our loan and subordinate all or a portion of our claim to that of other creditors. In such a situation, our ability to liquidate and apply the collateral to the borrower’s obligations could be diminished or extinguished. In addition, we could be subject to lender liability claims if we are deemed to be too involved in a borrower’s business or exercise control over such borrower. For example, we could become subject to a lender’s liability claim if, among other things, we actually render significant managerial assistance to a borrower to which we have provided a loan.

As a lender, we are often not in a position to exert influence on borrowers, and the shareholders and management of such companies may make decisions with which we disagree and/or that could decrease the value of loans to such borrower.

Our ability to manage our portfolio of loans are limited. Therefore, we may not be able to exercise control over all aspects of our loans. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third parties controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours.

We are subject to the risk that a borrower may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, or due to other factors, a borrower may make decisions that could decrease the value of our loan to such borrower.

Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies and offerings less competitive or obsolete.

Rapid, significant and disruptive technological changes continue to impact the digital asset industry. Antalpha Prime, our proprietary technology platform, and the services we offer through this platform may become less marketable due to demand for new services, products and technologies. We may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet evolving customer demands in a timely and cost-effective manner, if at all, which would have a material adverse effect on our business, financial condition and results of operations. Even if we succeed in adapting to new technologies, there is no assurance that the use of such new technologies would have a positive impact on our financial performance.

In addition, our competitors or new market entrants might offer services that are more attractive than our current or future services, or that render our services less competitive or obsolete. Further, our competitors may have superior financial and human resources deployed toward research and development efforts. If we are unable to keep up with changes in technologies and remain competitive, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of crypto assets, which could negatively affect our business, results of operations and financial position.

Our business could be significantly affected by, among other things, the regulatory and policy developments in countries and regions where we or our customers operate. Governmental authorities are likely to continue to issue new policies, laws, rules and regulations governing the blockchain and digital asset industry and enhance enforcement of existing laws, rules and regulations.

Regulatory bodies across the world have shown an interest in regulating or investigating companies engaged in the blockchain or crypto asset business. Restrictions imposed by regulatory bodies may force our customers to restructure operations, perhaps significantly, which could materially harm our profitability. Crypto asset is a recent technological innovation and the regulatory schemes to which crypto asset and the related exchange may be subject have not been fully explored or developed in many countries. Thus, crypto asset faces an uncertain regulatory landscape in many countries. Some jurisdictions restrict various uses of crypto assets, including the use of crypto assets as a medium of exchange, the conversion between crypto assets and fiat currencies or between crypto assets, the provision of trading and other services related to crypto assets by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on crypto assets. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to crypto assets. In addition, crypto assets may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of crypto assets. Though we believe we have a robust compliance process, we may not be able to eliminate all instances where other parties utilize our services to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. See also “—Risks Related to Regulations—We are subject to an extensive, rapidly evolving and uncertain regulatory landscape, and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.”

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

Changes in governmental policies including sanctions, tariffs and export controls administered by governments around the world, particularly those imposed as a result of an increasingly tense relationship of the political or economic relations among major economic groups and other geopolitical challenges, could impose a severe constraint on the manufacturing activities and sale of Bitcoin mining machines and consequently causing a material and adverse effect on the business and prospect of our customers and business partners and of ourselves. As an example, the supply of semiconductor chips has experienced a global shortage following the disruption to semiconductor manufacturers due to controls and restrictions on the import or export of semiconductor chips imposed or intended to be imposed by the U.S. and various foreign governments. The U.S. Department of Commerce has been enforcing export restrictions on certain sophisticated chips that power AI accelerator and graphics processing units (GPU). An additional layer of challenge lies in the fact that most of these chips can only be obtained from limited sources and it is particularly difficult, if not impossible, to find alternative chip suppliers within a reasonable time, at reasonable cost, or at all. While our loans relate primarily to Bitcoin mining machines utilizing the ASIC chips, there is no certainty that Bitmain, and other mining machine manufactures that we may service, will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost or will be able to sell their mining machine in the U.S. or in any other jurisdiction. For instance, the U.S. Customs and Border Protection has reportedly been holding imports of certain mining machines at the request of the Federal Communications Commission at ports across the country for up to two months and it has been suspected that the holdups could be related to sanctions. Any of these developments could affect the manufacturing and sale of Bitcoin mining machines and could in turn materially and adversely affect our business, operating results, and financial condition.

We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

Historically, we have grown our operations rapidly. We may not be able to grow our revenue at the same pace or at all in the future, if we are not able to successfully execute our business development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

To accomplish our growth strategies and manage the future growth of our operations, we will be required to expand our customer base and funding sources, enhance our research and development capabilities, improve our operational and financial systems, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers and other third parties. Moreover, as we introduce new offerings or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar. In addition, there is significant operational infrastructure required to scale the lending of digital assets. The failure to appropriately implement the infrastructure related to the lending business could lead to operational risk and have a material adverse effect on us.

Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. In addition, the success of our growth strategies depends on a number of external factors, such as the growth of the digital asset economy at large. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.

We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We were incubated in Singapore and we have grown to be relatively well known in Asia, especially in Hong Kong and the Southeast Asian region. Our business model allows our customers to manage Bitcoin mining remotely by introducing them to a network of service providers that we have developed. Going forward, we plan to enter into new geographic markets to continue our growth trend; however we may have limited or no experience in these new regions and our brands may be less recognized in these place. Our global operation exposes and planned expansion will expose us to a number of risks, including:

•	a limited customer base and limited sales and relationships with international customers;

•	high operating costs and expenses;

•	difficulty in managing multinational operations;

•	competitors in overseas markets who have stronger ties with local customers and greater resources;

•	challenges in providing services and support in different markets;

•	challenges in managing a more international workforce and implementing geographic expansion strategies effectively;

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regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate Bitcoin mining, other crypto asset activities and financing in general;

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difficulty in ensuring the compliance with the sanctions imposed by The Office of Financial Assets Control of the U.S. Department of Treasury, the European Union or the United Nations Security Council on various foreign states, organizations and individuals;

•	inability to effectively enforce contractual or legal rights in certain jurisdictions which we operate in;

•	changes in a specific country or region’s political or economic conditions or policies;

•	inability to obtain, maintain or enforce intellectual property rights in all the jurisdictions we operate in;

•	fluctuations in currency exchange rates; and

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governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and services and make us less competitive in such countries.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have incurred negative cash flows from operating activities and net losses in the past and can provide no assurance of our future operating results.

For the year ended December 31, 2023, we incurred a net loss of $6.6 million. For the years ended December 31, 2023 and 2024, we incurred a negative cash flows from operating activities of $12.2 million and $11.7 million, respectively. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control.

We may need additional capital to accomplish our business objectives, pursue business opportunities and maintain and expand our business, and financing may not be available on terms acceptable to us, or at all.

We have funded our operations since inception primarily through funding from the Parent Company, borrowings and revenue generated by our products and services. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and maintain and expand our business, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and customer trust in our brand, enhancing our operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion.

Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we incur additional debt, the debt holders would have rights senior to our shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares. If we issue additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our currently authorized and issued ordinary shares. The trading prices for our ordinary shares may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or digital asset markets could adversely affect our business and the value of our ordinary shares. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our ordinary shares and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.

We and our business partners may be involved in legal and other disputes from time to time and we may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the digital asset industry.

We may from time to time be involved in disputes with various parties arising out of our operations, including our customers, suppliers, business partners or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable decisions that may result in liabilities and penalties and cause disruption to our operations. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows. If any of these were to be experienced by our business partners, there could also be a material adverse impact on our reputation, business, and financial condition.

We believe that since crypto asset mining, and the digital asset industry generally, is a relatively new business sector, we and our business partners are more likely subject to government investigation and regulatory inquiries, particularly following the bankruptcies of participants in the digital asset market throughout 2022 and the disruptions in the digital asset markets that ensued, as well as heightened scrutiny from authorities in the U.S. and other jurisdictions following the collapse of FTX in 2022.

We offer a limited number of financing solutions. This lack of diversification may negatively impact our operations and profitability and subjects us to the risk of loss if we do not continue to innovate with new products.

Our existing portfolio is, and our future loans may be, concentrated in a limited number of products. Our current product portfolio is limited to Bitcoin mining machine loans, hashrate loans and purchase order loans. Through Antalpha Prime, we also enable our non-U.S. customers to access Bitcoin loans offered by our financing partner, Northstar, for which we earn a technology platform fee. Our success depends substantially on the performance of our mining machine loans and hashrate loans. We may not be able to diversify our business or benefit from the possible spreading of risks or offsetting of losses. Accordingly, the prospects for our success may be heavily dependent upon the performance of a limited number of loan products, and their development and market acceptance. The lack of diversification may subject us to various economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact on our business, operating results, and financial condition.

Our current loan offerings are collateralized by mining machines and Bitcoin, the values of which historically have fluctuated significantly and are usually strongly correlated, which subjects us to portfolio beta risks. Although we plan to work closely with our customers to innovate on new products and look for new partnerships to increase the offering on Antalpha Prime, there can be no assurance that we will be successful in doing so. If we are unable to continue to diversify our product offering, the growth of our revenue may slow and our business, operating results and financial conditions may encounter a material adverse effect.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in large part, on the continued contributions of our senior management team, especially our Chief Executive Officer, Mr. Xin Jin.

In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and research and development personnel. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of any of our key employees could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

We rely on business partners and third-party service providers to manage or safeguard certain crypto assets and our other collateral. Fraud, theft, loss, security breach and hacking attempts and other financial, operational and business risks impacting these parties could cause the loss of such crypto assets and other collateral, and materially and adversely impact our business, financial condition and results of operations.

We receive crypto assets and Bitcoin mining machines as collateral and our loans are typically settled in USDT. As of December 31, 2024, our collateral, including the value of crypto assets and management’s estimate of mining machine collateral, was valued at $974.6 million. Our loans to borrowers are secured by the Bitcoin generated from specified mining machines and the mining machines we finance. The value of collateral secured in Bitcoin and USDT, which are highly liquid, was $368.9 million and $782.8 million as of December 31, 2023 and 2024, respectively.

Crypto assets held as collateral are initially stored with our digital asset account with Cobo. When we rehypothecate such collateral to Northstar, our funding partner, we transfer these crypto assets held as collateral to an account designated by Northstar. Bitcoin mining machines held as collateral are generally stored at various data centers in the U.S. None of the mining machines held by us as collateral as of December 31, 2024, were insured by our customers, as miner insurance is difficult to purchase in small amounts.

We rely on third-party service providers, such as Cobo, to safeguard these crypto assets, and once crypto assets we hold as collateral are rehypothecated by us to our funding partner Northstar, Northstar would place similar reliance on such third-party service providers. Third-party service providers typically implement security measures designed to prevent, detect, and mitigate inappropriate access to these assets by internal or external threats. However, such measures may not be adequate to protect against loss, theft or security breaches, or natural disasters (in the case of mining machines). In the event we were to transition to a different service provider, either proactively or otherwise, our ability to access, manage, or transact our crypto assets could be temporarily disrupted, potentially impacting our operations and financial activities. Such transition could also involve significant time, cost and effort. Further, it is possible that our employees or the employees of our service providers could act contrary to our security policies or the policies of our business partners or service providers, as applicable, or others could circumvent applicable security measures to improperly access these crypto assets or Bitcoin mining machines, or to access our systems or documents, or the systems or documents of our service providers, and improperly access, obtain, or misuse these crypto assets and machines. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We also face risks of destruction or loss associated with using digital asset custody and MPC infrastructure solutions, and may experience difficulties in recovering our crypto assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of the crypto assets or the loss, theft or destruction of the crypto assets and mining machines we hold could result in substantial costs to us and require us to notify, and potentially compensate impacted customers. Such incidents could also subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition and results of operations.

In addition, as we rely on IT systems, including those that we operate and those operated by third-party technology providers, to service our customers and enable transactions on our platform, we or our customers may temporarily lose access to crypto assets as a result of software or systems upgrades or maintenance, or other IT systems interruptions, defects and slowdowns. In this case, we or our customers would likely rely on third parties to assist in restoring such access, and we cannot guarantee that such third parties will be able to restore access on a timely basis, or at all. In the event of system interruptions and/or slow delivery times, prolonged or frequent service outages or insufficient capacity that impedes us from efficiently providing services to our customers, we may lose customers and revenue or incur contractual or legal liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our proprietary technology platform, Antalpha Prime, and the services we offer through this platform may contain defects that could harm our reputation, be costly to correct, delay revenues and expose us to litigation.

Our proprietary technology platform, Antalpha Prime, and the services we offer through this platform are highly complex and sophisticated and, from time to time, our platform may contain design defects, software errors, hardware failures or other computer system failures that are difficult to detect and correct. Antalpha Prime enables our customers and us to closely monitor our collateral positions, as well as facilitate crypto transactions to support our business. Errors, defects and/or other failures may be found in new software releases or services or improvements to our existing platform or services after delivery to our customers, including as a result of the introduction of new and emerging technologies. If these defects, errors and/or other failures are discovered, we may not be able to successfully correct them in a timely manner. In addition, we may not be able to fully simulate the environment in which the Antalpha Prime platform and related services will operate and, as a result, we may be unable to adequately detect the design defects or software or hardware errors that may become apparent only after the Antalpha Prime platform is accessed and used by our customers. The occurrence of errors, defects or other failures in the Antalpha Prime platform or related services could result in the delay or the denial of market acceptance and prevent us from properly managing collateral, security and compliance risks. As a result, we could face loan defaults or crypto security or compliance issues, any of which could give rise to material losses. Alleviating such errors, defects or other failures may require us to make significant expenditure of our resources. Any defect or disruption in our solutions, any data breaches or misappropriation of proprietary information or any error in execution, including human error or intentional third-party activity such as denial of service attacks or hacking, may cause customers to reconsider renewing their contracts with us. The errors in or failure of the Antalpha Prime platform and related services could also result in us losing customer transaction documents and other customer files, causing significant customer dissatisfaction and possibly giving rise to claims for monetary damages. The harm to our reputation resulting from any such errors, defects and/or other failures may be material. Any claims for actual or alleged losses to our customers’ businesses may require us to spend significant time and money in litigation or arbitration or to pay significant sums in settlements or damages. Defending a lawsuit, regardless of merit, can be costly and would divert management’s attention and resources, and could negatively affect our business, operating results or financial condition.

We deposit certain fund and crypto assets with licensed payment service provider and other financial institutions. If such depositary becomes bankrupt or otherwise unable to remit stored funds and crypto assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.

We currently deposit certain funds and crypto assets that we hold as collateral for our loans in accounts maintained at a limited number of licensed payment service provider and other financial institutions, such as Cobo. The ability of our depositary to safeguard our funds and crypto assets is dependent on its internal control, operations, liquidity, and financial condition, as well as its proper maintenance, use, and safekeeping of its customers’ funds and assets. Any failure by our depositary to maintain the necessary controls or to manage its customers’ funds and crypto assets appropriately and in compliance with applicable regulatory requirements could result in loss of our funds and crypto assets. We cannot assure you that we can be adequately compensated by our depositary in the event that we suffer loss in our funds or crypto assets deposited with it.

Moreover, to the extent that licensed payment service provider, other trading venues, or other crypto institutions are involved in fraud or experience security failures or other operational issues, this could result in a reduction in the prices of crypto assets. Crypto asset market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In addition, while smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action. If any depositary of our funds or crypto assets becomes bankrupt or otherwise unable to remit stored funds and crypto assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.

In the event of employee or service provider misconduct or error, our business may be adversely impacted.

Employee or service provider misconduct or error could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees to reduce the likelihood of misconduct and error, these efforts may not be successful. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services and is compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms. This can lead to high risk of confusion among employees and service providers with respect to compliance obligations, particularly including confidentiality, data access, trading, and conflicts. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We provide pension insurance, work-related injury insurance and medical insurance for our employees. We currently do not maintain insurance policies covering damage to our network infrastructure or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance, cyber liability insurance or key-man insurance. We rely on our customers to purchase insurance on the mining machines that they pledge to us as collateral, and the majority of such machines are uninsured as our customers have not taken or were unable to purchase property insurance covering such machines. Furthermore, as of December 31, 2024, none of the crypto assets held by us, either as collateral or otherwise, are insured. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may be exposed to security breaches and cybersecurity threats and hacks that could adversely affect our ability to operate, could result in sensitive or proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (including class-action litigation), which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, social engineering attacks, particularly those enabled by AI, may be designed to deceive employees and service providers into releasing confidential or proprietary data or control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures. Although we monitor our networks and continue to enhance our security protections, hackers are increasingly more sophisticated and aggressive and change tactics frequently, and our efforts may be inadequate to prevent or mitigate all incidents of data breach or theft. A series of issues may also be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence. Substantial or ongoing data security breaches or cyber-attacks, whether instigated internally or externally on our system or other Internet-based systems, expose us to a significant risk of loss, theft, the rendering inaccessible, improper disclosure or misappropriation of this information, and resulting regulatory actions, litigation (including class-action litigation) and potential liability, damages and regulatory fines and penalties, and other related costs (including in connection with our investigation and remediation efforts), which could significantly affect our reputation and harm our business.

We have incurred expenses to protect against cyber-attacks and security breaches and their consequences, and we may need to increase our security-related expenditures to maintain or increase our systems’ security in the future. However, despite our efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and facilities, infrastructure, smart contract networks may be insufficient to repel a major cyber-attack in the future even if we take all reasonable precautions, including to the extent required by law. Moreover, our response process to incidents may not be adequate, may fail to accurately assess the severity of an incident, may not be fast enough to prevent or limit harm, or may fail to sufficiently remediate an incident. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our crypto assets, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.

Various local, state, federal, and international laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are constantly evolving, as federal, state and foreign governments continue to adopt new measures addressing data privacy and processing (including collection, storage, transfer, disposal and use) of personal data, and therefore are subject to uncertainty and continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations, either directly or as a data processor and handler for various offshore entities.

Many countries and governmental bodies, including Singapore and Hong Kong, in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. Such laws and regulations may require companies to implement new privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. Compliance with current or future privacy, cyber security, data protection, data governance, account access and information and cyber security laws requires ongoing investment in systems, policies and personnel and will continue to impact our business in the future by increasing our legal, operational and compliance costs. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations or financial condition.

Additionally, the interpretation and application of many existing or recently enacted privacy and data protection laws and regulations, including in the U.S. and elsewhere, are uncertain and fluid, and there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. There are also changes in the regulatory landscape relating to new and evolving technologies. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal data, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

We face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other health epidemics or pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments could have a material adverse effect on our business operations.

Adverse economic conditions may adversely affect our business.

Our performance is subject to general economic conditions, and their impact on the digital asset markets and our customers. Adverse general economic conditions have impacted the digital asset economy, although the extent of which remains uncertain and dependent on a variety of factors, including market adoption of digital assets, global trends in the digital asset economy, central bank monetary policies, instability in the global banking system and other events beyond our control. Geopolitical developments, such as trade wars and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital asset markets. For example, the capital and credit markets have experienced extreme volatility and disruptions, resulting in steep declines in the value of digital assets. To the extent general economic conditions and digital assets markets materially deteriorate or the current decline continues for a prolonged period, our ability to generate revenue and to attract and retain customers could suffer and our business, operating results and financial condition could be adversely affected. Moreover, even if general economic conditions improve, there is no guarantee that the digital asset economy will similarly improve.

Further, in 2022, a number of blockchain protocols and crypto financial firms, and in particular protocols and firms involving high levels of financial leverage such as high-yield lending products or derivatives trading, suffered from insolvency and liquidity crises leading to the failure of several prominent crypto trading venues and lending platforms (which events are collectively referred to as the “2022 Events”), such as FTX, Celsius Networks, Voyager and Three Arrows Capital in 2022. Some of the 2022 Events are alleged or have been held to be the result of fraudulent activity by insiders, including misappropriation of customer funds and other illicit activity and internal controls failures. In connection with the 2022 Events, concerns were raised about the potential for a market condition where the failure of one company leads to the financial distress of other companies, which has the potential to depress the prices of assets used as collateral by other firms. If such a market condition were to become widespread in the digital asset economy, we could suffer from increased counterparty risk, including defaults or bankruptcies of major customers or counterparties. Further, forced selling of digital assets by distressed companies could lead to lower digital asset prices, which may lead to a reduction in our revenue and deterioration in our results of operation and financial conditions.

To the extent that conditions in the general economic and digital asset markets were to materially deteriorate, our ability to attract and retain customers may suffer.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silvergate Capital Corp. announced it would wind down operations and liquidate Silvergate Bank. Soon after, the FDIC was appointed receiver of Silicon Valley Bank and Signature Bank. In connection with these issues and issues with other financial institutions, the prices of fiat-backed stablecoins, including USDC, were temporarily impacted and may be similarly impacted again in the future. Further, if the instability in the global banking system continues or worsens, there could be additional negative ramifications, such as additional all market-wide liquidity problems or impacted access to deposits and investments for customers of affected banks and certain banking partners, and our business, operating results and financial condition could be adversely affected.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over heightened tensions in international relations, particularly between the United States and China and the conflict between Russia and Ukraine, the unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There are also concerns over the aftermath of the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in the demand from our customers and insolvency of our customers. Any systemic economic or financial crisis could cause revenue for the mining industry as a whole to decline dramatically which would materially and adversely affect our results of operations.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the 2024 Share Incentive Plan for the purposes of attracting and retaining the best available personnel by linking the personal interests of our key personnel to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. See “Management—2024 Share Incentive Plan.” The maximum number of shares issuable under the 2024 Plan is 23,000,000. As of the date of this prospectus, options to purchase a total of 10,493,000 ordinary shares under the 2024 Plan have been granted and remain outstanding. As the completion of this offering is a condition to the vesting of some of these options, such condition will be met upon the date of the completion of this offering. Therefore, we expect to record a significant amount of cumulative share-based compensation expenses for such options and upon the completion of this offering. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, prospective candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our 2024 Share Incentive Plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.

We rely on third parties in connection with many aspects of our business, such as banks, cloud computing services and data centers that provide facilities, IT, infrastructure, smart contract development, website functionality and access, components, and services, including databases and data center facilities and cloud computing, as well as third parties that provide outsourced customer service, compliance support and product development functions, which are critical to our operations. Because we rely on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not directly manage the operation of any of these third parties. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, data theft or loss, break-ins, computer viruses or vulnerabilities in their code, denial-of-service attacks, sabotage, acts of vandalism, loss, disruption, or instability of third-party banking relationships, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics and similar events. In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our customers, or give preferential treatment to competitors. There can be no assurance that third parties that provide services to us or to our customers on our behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, such as if third-party service providers to close their data center facilities without adequate notice, are unable to restore operations and data, fail to perform as expected, or experience other unanticipated problems, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

Any inability to protect our intellectual property rights could adversely impact our business, operating results, and financial condition.

Our business depends in large part on our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of trademark, domain name, copyright, and trade secrets, as well as confidentiality agreements with our employees and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective. Our proprietary technology and trade secrets could be lost through misappropriation or breach of our confidentiality and license agreements, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business.

Our ability to successfully defend intellectual property challenges from competitors and other parties may depend, in part, on our ability to counter-assert our intellectual property defensively. Effective protection of our intellectual property may be expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. In some instances, trademark applications or trademarks may be abandoned or allowed to lapse, resulting in partial or complete loss of trademark rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available.

In addition, we have registered domain names for websites that we use in our business, such as www.antalpha.com. Our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours or spelling variations of it, may be owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention, as well as a loss in customer trust in the brand.

We also utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the digital asset economy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Claims of infringement (including misappropriation and/or other intellectual property violation) are common in the software industry and increasing as related legal protections, including copyrights and patents, are applied to software products. Although most of our technology is proprietary in nature, we do include certain third party intellectual property and open source software in our software products, and such usage also may be subject to claims of infringement or misappropriation. While we believe that we have secured proper licenses or other rights for all material third-party intellectual property that is integrated into our products, we cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the digital assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our ordinary shares may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

We use certain open source software as our basic controller system, which may subject us to certain risks.

We use certain open source software in the development and offering of the Antalpha Prime platform and our services. Licensees of open source software may be required to make public certain source code, to license proprietary software for free or to permit others to create derivative works of proprietary software. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, requiring us to purchase a costly license or to devote additional research and development resources to change our technologies, either of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer or discontinue our offerings or incur additional costs. While we monitor the use of open source software in the Antalpha Prime platform and in any third party software that is incorporated therein, and try to ensure that no open source software is used in such a way that negatively affects our proprietary software, there can be no guarantee that such use does not occur inadvertently, which in turn, could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition. Further, any undetected errors or defects in open source software could prevent the deployment or impair the functionality of the Antalpha Prime platform and related services or solutions, delay the introduction of new services or solutions, or render the Antalpha Prime platform more vulnerable to breaches or security attacks.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our combined and consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and the SEC reporting requirements to properly address complex GAAP accounting issues and related disclosures in accordance with GAAP and financial reporting requirements set forth by the SEC. For example, subsequent to the confidential submission of the Company’s initial draft registration statement, and following the SEC’s review process, our management identified classification and presentation errors in the combined and consolidated statement of cash flows for the year ended December 31, 2023. For details, please refer to Note 23 to our combined and consolidated financial statements. As a result, we restated the combined and consolidated statement of cash flow and related disclosures for the year ended December 1, 2023 to correct the errors.

Such material weakness, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Digital Assets

The future development and growth of the digital asset industry is subject to a variety of factors that are difficult to predict and evaluate. If the digital asset industry does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other crypto networks-ranging from cloud computing to tokenized securities networks-have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

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many crypto networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets;

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many crypto networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective crypto networks;

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several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying digital assets;

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security issues, bugs, and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a digital asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the computing or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;

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the development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of digital assets, and reduce a crypto’s price and attractiveness;

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if rewards and transaction fees for miners or validators on any particular crypto network are not sufficiently high to attract and retain miners, a crypto network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;

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many digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions related to their crypto networks, such as governance decisions and protocol changes, as well as the market price of such digital assets;

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the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular crypto network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow; and

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many crypto networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective digital assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of the digital asset industry may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

We are subject to risks related to stablecoins.

Our loans are typically settled in USDT, reflecting the demand of our borrowers, and the drawdown and repayment are denominated in USD that would allow us to repay or receive the same amount in USD typically in crypto assets using spot rates. Stablecoins are designed to have a relatively stable price that aligns with the price of an underlying physical asset, most commonly a fiat currency, such as USD, or an exchange-traded commodity. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation or may be otherwise unable to timely liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. Market participants have shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the digital asset economy, causing the prices of other stablecoins and digital assets to become more volatile. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their operation, the status of the underlying stable assets or the financial institutions that hold the underlying stable assets. There have also been allegations that stablecoins are involved in money laundering. Volatility in stablecoins, operational issues with stablecoins (for example, technical or regulatory issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as crypto asset spot markets, that support stablecoins, could also affect, among others, the value, credentials, exchangeability and liquidity of stablecoins. If any of these were to occur with respect to USDT, we may be required to transact in a different stablecoin or digital asset altogether, and it may be necessary for us to adjust our mode of operation and the services we offer, which we cannot assure you will be achievable within a reasonable time and at a reasonable cost, if at all. Furthermore, mining companies tend to use stablecoins as reserve funds and if any stablecoin they hold were to be affected by any of the foregoing events, that stablecoin could become untransactable or its value could tumble, and their holders could suffer significant losses or become bankrupt. This could in turn prohibit us from collecting our debt or liquidating and applying the collateral to the borrower’s obligations, giving rise to a material loss on our business. In addition, reduced liquidity of stablecoins could prevent timely conversion of such digital assets into other viable forms, which could materially and adversely affect the overall liquidity and activity of the industry, thereby affecting our business, results of operations, and financial condition.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, it is uncertain how courts will consider the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court’s determination in such circumstances.

Many digital asset transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable.

Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, digital assets that we hold could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

To the extent that we are unable to seek a corrective transaction, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. Moreover, reversion or other corrective or recovery methods of such digital assets may also take a significant amount of time and may not result in full recovery of the incorrectly transferred digital assets or result in sufficient compensation for the relevant economic loss. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on Internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of crypto asset-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable Internet access and services. Digital assets have experienced, and may continue to experience, significant growth in the number of users and amount of content. Blockchains may continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, they will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, digital asset custody and MPC infrastructure solutions, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, and could adversely impact the success of our business, financial condition and results of operations. Crypto assets are created, issued, transmitted, and stored according to protocols run by computers in the crypto asset network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to us. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of our digital assets.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

Future developments regarding the treatment of digital assets for tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal and tax guidance with respect to digital asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for U.S. and foreign tax purposes.

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions including, but not limited to, lending and borrowing digital assets. Uncertainties also exist with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax we and our customers are required to pay.

There can be no assurance that tax authorities in jurisdictions where we operate will not alter their respective positions with respect to digital assets in the future or that a court would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations under applicable tax laws. Any such developments could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital assets markets. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers, and could impact our business.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. For instance, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets, or ASU 2023-08, which represents a significant change in how entities that hold crypto assets will account for certain of those holdings. ASU 2023-08 requires measurement of crypto assets that meet the scope criteria at fair value and to reflect changes in fair value in net income each reporting period. The amendments in ASU 2023-08 will also require presenting crypto assets measured at fair value separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets separately from changes in the carrying amounts of other intangible assets on the income statement. The amendments in ASU 2023-08 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted before then.

In addition, many companies’ accounting policies are subject to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of digital assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Risks Related to Regulations

We are subject to an extensive, rapidly evolving and uncertain regulatory landscape, and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

Our business and the digital asset economy in general are subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems, or ATS, commodities, credit, digital asset custody, exchange, and transfer, cross-border and domestic money and digital asset transmission, commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, digital assets, generative artificial intelligence and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the digital asset economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the digital asset economy requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not or we are deemed to have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on or temporary or permanent suspensions of our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, Singapore, Hong Kong and British Virgin Islands and in other countries may adopt new laws and regulations, or change its policies in relation to digital assets, the direction and timing of which may be influenced by changes in the governing administrations and major events in the digital asset economy. For example, following the 2022 Events, the U.S. Congress expressed the need for both greater federal oversight of the digital asset economy and comprehensive cryptocurrency legislation.

In the future, governmental and regulatory bodies, including in the United States, Singapore, Hong Kong and British Virgin Islands, may introduce new policies, laws, and regulations relating to digital assets and the digital asset economy generally, and digital asset platforms in particular. Other companies’ failures of risk management and other control functions that played a role in the 2022 Events could accelerate an existing regulatory trend toward stricter oversight of digital assets and the digital asset economy at large. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital asset economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain digital asset transactions, as has occurred in certain jurisdictions in the past. For example, in April 2023, the SEC reopened a comment period for amendments to Rule 3b-16 under the Exchange Act, that could subject several digital asset economy participants and systems to registration or other operational compliance requirements under the Exchange Act. If the SEC’s proposed amendment is adopted in its current form, we, along with other digital asset economy participants, could face significant additional uncertainty and risk of increased operational costs. In September 2023, the New York State Department of Financial Services proposed new guidance regarding the policies and procedures required for virtual currency business entities licensed in New York. This guidance and other applicable state law guidance regarding virtual currency business activity could result in changes to our business in such states as well as the risk of increased operational costs and the risk of enforcement actions. If we are unable to comply with any new requirements, our ability to offer our products and services in their current form may be adversely affected. Additionally, under recommendations from the Financial Crimes Enforcement Network, or FinCEN, and the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions have or are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the digital asset economy. In October 2023, FinCEN released a proposed rule that identifies virtual currency “mixing” as a class of transactions of primary money laundering concern and imposes heightened recordkeeping and reporting obligations for financial institutions with respect to those transactions. There are substantial uncertainties regarding the scope of these requirements in practice, and we have incurred substantial costs and may face additional costs and challenges to operationalize and comply with these rules, and we may be subject to customer attrition if the user experience suffers as a result.

Moreover, we may in the future offer products and services whose functionality or value depends in part on our management of token transaction smart contracts, liquid staking, asset tracking, or other applications that provide novel forms of customer engagement and interaction delivered via blockchain protocols. We may also offer products and services whose functionality or value depends on our ability to develop, integrate, or otherwise interact with such applications within the bounds of our legal and compliance obligations. The legal and regulatory landscape for such products, including the law governing the rights and obligations between and among smart contract developers and users and the extent to which such relationships entail regulated activity is uncertain and rapidly evolving. Our interaction with those applications, and the interaction of other blockchain users with any smart contracts or assets we may generate or control, could present legal, operational, reputational, and regulatory risks for our business.

We may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. As another example, the extension of anti-money laundering requirements to certain crypto-related activities by the European Union’s Fifth Money Laundering Directive, as updated by the European Union’s Sixth Money Laundering Directive, has increased the regulatory compliance burden for digital asset economy participants in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the near term, such as with the effectiveness of the Markets in Crypto-Assets Regulation, or MiCA. Among other provisions, MiCA introduces a comprehensive authorization and compliance regime for digital asset service providers and a disclosure regime for the issuers of certain digital assets, which is expected to impact digital asset operations in the E.U. For example, the requirements of privacy and data protection laws in the E.U., United States, and elsewhere are typically founded on the premise of centralized, data-controller-based data processing, and require fulfilling, among other things, individual rights to access or delete one’s data. This creates unique compliance challenges given the nature of blockchain’s peer-to-peer network architecture, lack of centralized control, immutability, and perpetual data storage.

Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty and we from time to time face regulatory inquiries regarding our current and planned products. For instance, the regulatory treatment of fiat-backed stablecoins is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The issuance and resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. Moreover, in October 2021, the President’s Working Group on Financial Markets, the Federal Deposit Insurance Corporation, or FDIC, and the Office of the Comptroller of the Currency, issued a joint report that recommended legislation that would subject stablecoin issuers and wallet providers to increased federal oversight. There are substantial uncertainties on how these requirements, if adopted, would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules to the extent applicable to our operations. Legislators and regulators in jurisdictions in which we operate have solicited comments from the public or proposed or adopted laws or regulations relating to the use of gamification, predictive analytics or other digital engagement features or practices in various products and services, including potential conflicts of interest that may arise as a result of such practices. If such laws or regulations are adopted in jurisdictions in which we operate and deemed to apply to the products and services we offer, we could be required to change the way we market our offerings and interact with existing and prospective customers or modify certain features contained within our products and services, any of which could adversely impact our business, operating results and financial condition. Certain products and services offered by us that we believe are not subject to regulatory oversight, or are only subject to certain regulatory regimes may cause us to be deemed to be engaged in a form of regulated activity for which licensure is required or cause us to become subject to new and additional forms of regulatory oversight. We also offer various financing solutions, which are subject to significant regulatory uncertainty, and could implicate a variety of laws and regulations worldwide. There can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with existing and new laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services. Moreover, to the extent our customers nevertheless access our products or services outside of jurisdictions where we have obtained required governmental licenses and authorization, we could similarly be subject to a variety of civil, criminal, and administrative fines, penalties, orders and actions as a result of such activity.

Due to our business activities and where we carry out business through licensed entities supervised by financial regulators such as the Monetary Authority of Singapore, we could be subject to examinations, oversight, reviews, investigations and inquiries by foreign financial service regulators, such as the Monetary Authority of Singapore, many of which have broad discretion to audit and examine our business. As a result of findings from these audits and examinations, regulators may require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers that we provide services to, changing, terminating, or delaying our licenses and the introduction of our existing or new product and services, and undertaking further external audit or being subject to further regulatory scrutiny, including investigations and inquiries. We may receive examination reports from our regulators citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to our business, as well as increased costs, and supervision and examination for ourselves, our agents, and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Our loans are secured by digital assets that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

We may make loans that are secured by digital assets that are, and will be, subject to various federal, state and local laws and regulatory requirements, and we would be subject to such requirements if such collateral was foreclosed upon. Applicable laws and regulations may restrict the use of digital assets as collateral or our ability to foreclose on the collateral. While our loan agreements and related security documents provide for foreclosure remedies, receivership remedies and/or other remedies that would allow us to cause the sale or other realization of the collateralized digital assets, applicable laws and regulations may cause significant delays or difficulties in realizing upon the expected value of such collateral. We make no assurance that existing laws and regulatory policies will not materially and adversely affect the value of such collateral, or that additional laws and regulations will not be adopted that would increase such potential material adverse effect. The negative effect on such collateral could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty.

Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC does not consider Bitcoin or Ethereum to be securities. On the other hand, the SEC and its staff have taken the position that a range of digital assets, products and services fall within the definition of a security under the U.S. federal securities laws and brought enforcement actions against the issuers and promoters of certain digital assets on such basis. The legal test for determining whether any given digital asset, product or service is a security was set forth in the 1946 Supreme Court case SEC v. W.J. Howey Co. and requires a highly complex, fact-driven analysis. Accordingly, whether any given digital asset, product or service would be ultimately deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular digital asset, product or service as a security. Furthermore, the SEC’s views in this area have evolved over time, and, at times, have appeared contradictory. It is also possible that a change in the governing administration or the appointment of a new SEC chair and commissioners could substantially impact the approach to enforcement by the SEC and its staff.

The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019. The SEC has also recently brought enforcement actions and entered into settlements with numerous digital asset economy participants alleging that certain digital assets are securities. These statements, framework and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. There is currently no certainty under the SEC’s application of the applicable legal test as to whether particular digital assets, products or services are securities. Moreover, the SEC and the Commodity Futures Trading Commission and their senior officials have, at times, taken conflicting positions in speeches and enforcement actions as to whether a particular digital asset is a security or commodity.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets, products and services as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets, products or services as “securities.” The classification of a digital asset, product or service as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing, as applicable, of such assets, products or services. For example, a digital asset, product or service that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets, products or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an ATS in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

The application of securities laws to the specific facts and circumstances of digital assets, products and services may be complex and subject to change, and we could in the future be subject to legal or regulatory action in the event the SEC or a state or foreign regulatory authority were to assert, or a court were to determine, that a product or service that we offer is a “security” under applicable laws. See also “—A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the U.S. federal securities laws or the laws of any relevant jurisdiction could have adverse regulatory consequences for us” and “—If we are unable to properly characterize the status of any digital asset as a “security”, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the U.S. federal securities laws or the laws of any relevant jurisdiction could have material and adverse regulatory consequences for us.

Significant uncertainties exist in respect of the characterization of a digital asset as a “security” both in the United States and other foreign jurisdictions.

The classification of a digital asset as a security under the U.S. federal or state securities laws, Singapore law, or the laws of any relevant jurisdiction has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, clearing, lending and holding of digital assets. In the United States, these implications could include the following, any of which could have adverse consequences to our business, financial condition and results of operations:

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Liability for participating in unregistered securities offerings. In the United States, securities generally may not be offered or sold unless registered with the SEC or an exemption from registration is available. If a digital asset or any of our digital asset transactions is determined to be a security and we engaged in that digital asset transaction, without a valid exemption from SEC registration requirements, we could incur liability to purchasers as well as SEC monetary fines and other penalties, including restrictions on our ability to conduct business.

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Liability for acting as an unregistered broker-dealer, national securities exchange or clearing agency. A person in the business of effecting transactions in securities in the United States is generally subject to registration with the SEC as a “broker” or “dealer.” A platform that brings together purchasers and sellers to trade securities in the United States is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. A person that facilitates clearing and settlement of securities or that acts as a securities depository may be subject to registration with the SEC as a clearing agency. If a digital asset is determined to be a security and we transacted in that digital asset in a manner implicating any of the foregoing SEC registration requirements without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.

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Liability for operating as an unregistered investment company. A person in the business of investing in securities in the United States is subject to registration and regulation as an investment company under the Investment Company Act, unless a valid exemption from such registration applies. The laws and regulations applicable to registered investment companies, including limitations on debt and other forms of leverage, restrictions on transactions with affiliates and other limitations on business activities generally make it impractical for an operating company such as us. If one or more digital assets is determined to be a security and we had been relying on such digital assets as not being securities for Investment Company Act purposes, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business. In addition, counterparties to contracts to which we are party could seek to avoid their obligations under those contracts on grounds that contracts with illegally unregistered investment companies are unenforceable.

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Obligation to restructure our operations in order to avoid operating as an unregistered investment company. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If we determined that we risked becoming subject to registration as an investment company under the Investment Company Act, we would explore alternatives for avoiding this status, which may include disposing of digital asset securities, or one or more of our balance sheet venture investments, or acquiring businesses or assets that are not securities, and we may be required to effect such dispositions or acquisitions under unfavorable market conditions. If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

To the extent laws in the United States are concerned, while the above description of adverse regulatory consequences focuses on the federal securities laws, the various U.S. states also intensively regulate securities transactions, and so a U.S. state’s determination that a particular digital asset is a security could have similarly adverse consequences to our business, financial condition and results of operations.

In Singapore, if the digital assets we deal with constitute “securities” or “capital markets products” we may be subject to the following implications which could have adverse consequences to our business, financial condition and results of operations:

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Liability for participating in non-compliant securities offerings. In Singapore, securities and units of collective investment schemes generally may not be offered or sold unless such offering complies with prospectus requirements and are authorized or recognized by the Monetary Authority of Singapore, or exemptions are applicable. Where certain exemptions are relied upon, registration with the Monetary Authority of Singapore and certain other conditions may still need to be satisfied. Failure to do so could incur liability to purchasers, criminal penalties such as monetary fines, personal liability of senior managers, including withdrawal of the MPI license and restrictions on our ability to conduct business.

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Liability for acting as an unlicensed broker, custodian or market operator. A person in the business of effecting or inducing the buying and selling of securities or other capital markets products, which includes units of collective investments schemes, derivatives contracts or spot foreign exchange contracts for the purpose of leveraged foreign exchange trading in Singapore would generally require a capital markets services license from the Monetary Authority of Singapore. Provision of custody and financing in relation to certain capital markets products may also similarly engage such licensing requirements, unless exemptions apply. A platform that brings together purchasers and sellers to trade securities, derivatives or units of collective investment schemes may also require authorization or recognition as a market operator, unless exemptions apply. A person that facilitates clearing and settlement of securities or that acts as a securities depository may be subject to authorization and recognition of the Monetary Authority of Singapore as a clearing facility. If a digital asset is determined to be a security and we transacted in that digital asset in a manner implicating any of the foregoing Monetary Authority of Singapore authorization or recognition requirements without being so approved, we could incur criminal penalties such as monetary fines, personal liability of senior managers, including withdrawal of the MPI license and restrictions on our ability to conduct business.

A determination by the SEC, a state or foreign regulatory authority, or a court that a product or service that we offer constitutes a security may result in us ceasing to offer that product or service, and may also result in us determining that it is advisable to cease offering products and services that have similar characteristics to the product or service that was alleged or determined to be a security, until we are able to do so in a compliant manner. Alternatively, we may determine to continue to offer a product or service even if the SEC or another regulator alleges that the product or service is a security, pending a final judicial determination as to that product or service’s proper characterization, and the fact that we waited for a final judicial determination would generally not preclude penalties or sanctions against us for our having previously offered that product or service. As such, we could be subject to judicial or administrative sanctions for failing to offer the product or service in compliance with the registration requirements. Such an action could result in injunctions, cease and desist orders, modifications or limitations to future business activities as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Our customers could also seek to rescind a transaction with us on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Additionally, the SEC may bring enforcement actions against other digital asset economy participants and their product offerings and services that may cause us to modify or discontinue a product offering or service. If we were to modify or discontinue any product offering or service for any reason, our decision may be unpopular with customers, may reduce our ability to attract and retain customers, and may adversely affect our business, operating results, and financial condition.

Further, if Bitcoin, stablecoins or any other digital asset involved in our operations is deemed to be a security in any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. For instance, all transactions in such digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability, including market participants’ ability to convert the digital asset into U.S. dollars. Moreover, the networks on which such digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities. Specifically, even if transactions in a digital asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the digital asset market. For example, under current SEC guidance, digital asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities.

To the extent we lend out, offer, or sell any digital asset, or hold any digital asset including as collateral for our loans, that is impacted by an assertion or finding of securities status, or we engage in any other economic arrangement in respect of a digital asset that is determined to be a securities transaction, our business, financial condition and results of operations would be adversely impacted. While we may be able to take steps in order to bring our operations into compliance with applicable laws following such determination, there is no guarantee that we would be able to take such actions as may be necessary to ensure that our future activities comply with applicable law, which could force us to discontinue some or all of our business activities or prevent us from enforcing our rights with respect to certain collateral. In general, any steps we are able to take in order to ensure future compliance with applicable laws would not insulate us from liability for past violations.

If we are unable to properly characterize the status of any digital asset as a “security”, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

We have analyzed whether the digital assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws and we are committed to monitoring how the digital assets in our business are regulated and ensuring we are compliant with applicable law. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine t digital assets fall within hat a digital asset currently held by us is a “security” under applicable laws. There can be no assurance that we will properly characterize over time any given digital asset, product or service offering as a security or non-security, or that the SEC, foreign regulatory authority, or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment. In such event, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The digital asset economy is still novel. As a result, policymakers are just beginning to consider what a regulatory regime for digital asset would look like and the elements that would serve as the foundation for such a regime. This less-developed consideration of digital assets may harm our ability to effectively react to proposed legislation and regulation of digital assets or digital asset platforms adverse to our business.

As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors. For instance, in September 2022, the White House published a fact sheet described as the first-ever “Comprehensive Framework for Responsible Development of Digital Assets,” which encouraged “agencies to issue guidance and rules to address current and emergent risks in the digital asset ecosystem.”

Members of the digital asset economy have started to engage policymakers directly and with the help of external advisors and lobbyists. However, this work is in a relatively nascent stage. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the digital asset economy or digital asset platforms, which could adversely impact our business. Additionally, our political activities to further our mission may be perceived unfavorably by investors and the public and have an adverse impact on our brand and reputation.

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the Commodity Futures Trading Commission, or the CFTC, the SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, certain digital assets fall within the definition of a commodity under the Commodities Exchange Act, or the CEA, and as a result, there could be requirement to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. If we are required to make any registration with the CFTC or another governmental or self- regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non- recurring expenses, thereby materially and adversely affecting an investment in us. If we determine not or fail to comply with such additional regulatory and registration requirements, we may seek to cease certain or all of our operations. Any such action could have a material adverse effect on our business, financial condition and results of operations.

Many of the digital assets that are involved in our business operations are subject to regulatory authority by the CFTC. Any fraudulent or manipulative activity in a digital asset occurring on our platform could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including Bitcoin, Ethereum, litecoin, and stablecoins, such as USDC, USDT and BUSD, fall within the definition of a “commodity” under the CEA. As a result, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries, which would adversely affect our business operations.

As crypto asset has grown in both popularity and market size, governments around the world have reacted differently to crypto asset; certain governments have deemed crypto assets illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, subject to extensive and evolving regulatory requirements. The Federal Reserve Board, U.S. Congress, and certain U.S. agencies have begun to examine crypto asset in more detail.

One or more countries have taken harsh regulatory action in the past and may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell, or use these crypto assets or to exchange them for fiat currency. In many nations, it is illegal to accept payment in crypto assets for consumer transactions and banking institutions are barred from accepting deposits of crypto asset. Such restrictions may adversely affect us as the large-scale use of crypto asset as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, or operations and potentially harm investors.

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations not only the jurisdictions in which we operate but also those into which we offer services on a cross-border basis. Laws regulating financial services, the

Internet, mobile technologies, digital assets, and related technologies within and without the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.

Regulators worldwide frequently study each other’s approaches to the regulation of the digital asset economy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it is possible that, despite our regulatory and legal analysis concluding that certain services are currently unregulated, such services may indeed be subject to financial regulation, licensing or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We may be required to obtain various approvals, licenses, permits and certifications to operate our business in various countries around the world. Failure to obtain, maintain or renew any of these approvals, licenses, permits or certifications, if required, could materially and adversely affect our business, results of operations and financial condition.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability and penalty. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain or maintain any approvals, licenses, permits and certifications, we may be subject to fines or may be ordered to suspend or terminate our operations, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would damage our reputation.

We cannot assure you that we will be able to obtain or maintain the required government approvals, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be disrupted, which could materially and adversely affect our business, financial condition and results of operations.

Our lending operations may be subject to regulatory risk.

While there is no U.S. federal law that requires registration or licensing for lending activities, some lending arrangements involving digital assets have been found to be securities. See “Risks Related to Our Business—A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security”

transaction for purposes of the U.S. federal securities laws or the laws of any relevant jurisdiction could have adverse regulatory consequences for us” and if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Consumer Protection Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act. Further, some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. Similarly, while the lending of digital assets such as USDT are not, on its own, licensable activities in Singapore, we are still in early stages of our operation on the Singapore market and given the rapidly evolving nature of the regulatory landscape, the regulators may introduce new legislation, rules, guidelines and/or change their policy or approach to such products or offerings, and such changes could adversely impact the value of our business, financial condition and operation results.

We are subject to governmental laws and requirements regarding anti-corruption, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terror financing that could subject us to liability.

We are required to comply with economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the US Department of the Treasury, or OFAC, and if our services are accessed from a sanctioned country, or if we, our customers or our business partners are deemed to be in violation of trade and economic sanctions, we could be subject to liability and enforcement actions.

We are subject to bribery laws, including the Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. We could be found to be in violation of such laws for transactions facilitated through our platform or for actions taken by our customers or business partners, which could subject us to criminal or civil liability, cause us significant reputational harm, and have an adverse effect on our business, financial condition, and results of operations.

We are also subject to various anti-money laundering and counter-terrorist financing laws and regulations that prohibit, among other things, our involvement in transferring the proceeds of criminal activities, including the Bank Secrecy Act, as amended, and similar laws and regulations in the United States and elsewhere. Regulators around the world continue to increase their scrutiny of compliance with these obligations.

As we operate and expand internationally, we have and may become subject to additional laws, rules, regulations, and other requirements regarding economic and trade sanctions, anti-money laundering, and counter-terror financing. The need to comply with multiple sets of laws, rules, regulations, and other requirements could substantially increase our compliance costs, impair our ability to compete in international markets, and subject us to risk of criminal or civil liability for violations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

No public market currently exists for our ordinary shares, and an active, liquid trading market for our ordinary shares may not develop or continue following this offering.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the consummation of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of our ordinary shares may be volatile, and could, upon listing on Nasdaq, decline significantly and rapidly. Market volatility may affect the value of an investment in our ordinary shares and could subject us to litigation.

The initial public offering price for our ordinary shares in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	the number of our ordinary shares publicly owned and available for trading;

•	overall performance of the equity markets or publicly-listed companies in similar industries;

•	our actual or anticipated operating performance and the operating performance of our competitors;

•	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management, or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

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announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

•	other events or factors, including those resulting from epidemics, pandemics, war, incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

We are and will remain a holding company. Our sole material asset after completion of this offering will be our equity interest in our operating subsidiaries, and as such, we will depend on our subsidiaries for cash to fund all of our expenses and to pay dividends, if any.

We are a holding company and will have no material assets other than our ownership of equity interest in our operating subsidiaries. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, and such distributions may be restricted as a result of regulatory restrictions or contractual agreements, including any future agreements governing their indebtedness. Deterioration in the financial conditions, earnings or cash flow of our current and future subsidiaries for any reason could limit or impair their ability to make such payments and distributions. Additionally, to the extent that we need funds and our current and future subsidiaries are restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ordinary shares and could materially and adversely affect our business, results of operations, and financial condition.

We conduct our operations directly and through wholly or majority-owned subsidiaries in a manner such that the Company and each of its subsidiaries should not be considered to fall within, or should be excluded from, the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% Test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We conduct our operations so that the Company should not be required to register as an investment company. The Company is organized as a holding company that conducts its business primarily through its subsidiaries, and the Company seeks to continue to operate in a manner such that it complies with the 40% Test. We will monitor our holdings on an ongoing basis and determine compliance with this test in accordance with the requirements of the Investment Company Act. We expect most of our wholly- and majority-owned subsidiaries to either (i) be outside the definitions of “investment company” under Section 3(a)(1)(A) and Section 3(a)(1)(C), or (ii), as further explained below, rely on an exception from the definition of “investment company” other than the exceptions set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which constitute most of our assets) generally will not constitute “investment securities” for purposes of the Company’s 40% Test. Accordingly, we believe the Company will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company

Act. Moreover, we believe the Company is not and will continue not to be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it does not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Company’s wholly- or majority-owned subsidiaries, the Company is primarily engaged in the non-investment company business of providing financings in connection with the purchase of Bitcoin mining machines.

Certain of our subsidiaries will rely on the exceptions from the definition of investment company under Section 3(c)(5)(A) or (B) of the Investment Company Act, which except from the definition of investment company, respectively; (i) any entity that is primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of merchandise, insurance and services; or (ii) any entity that is primarily engaged in the business of making loans to manufacturers, wholesalers and retailers of, and to prospective purchasers of, specified merchandise, insurance and services. The SEC staff has issued no-action letters interpreting Section 3(c)(5)(A) and (B) pursuant to which it has taken the position that these exceptions are available to a company with at least 55% of its assets consisting of eligible loans and receivables of the type specified in Section 3(c)(5)(A) and (B). The SEC staff has refused to grant no-action relief when a company’s loans have not related to the sale of specific merchandise, insurance or services. For example, the SEC staff has refused to grant no-action relief to entities holding general commercial loans. In recognition of the fact that eligible loans or notes evidencing loans under Section 3(c)(5)(A) and/or (B) must be used for purchasing specific merchandise or services, at least 55% of the assets of such Company subsidiaries will consist of loans (and notes evidencing loans) in which the use of proceeds is specifically tied to the financing of, among other things, Bitcoin mining machines and related merchandise and services needed by the owners and operators of Bitcoin mining machines (with the value of the Company’s assets for purposes of such 55% figure being calculated by us net of the value of crypto assets pledged by borrowers as collateral to secure such loans). However, no assurance can be given that the SEC or the SEC staff will concur with our position or the specific manner in which we treat Bitcoin mining machines and the related services financed by hashrate loans as purchases of specific merchandise or services or value such loans for purposes of Section 3(c)(5)(A) and (B). In addition, the SEC or the SEC staff may, in the future, issue further guidance that may require us to reclassify our assets for purposes of qualifying with this exclusion. A change in the value of our assets could cause us or one or more of our wholly or majority-owned subsidiaries, including those relying on Section 3(c)(5)(A) or (B), to fall within the definition of “investment company,” and negatively affect our ability to not fall within the definition of “investment company” under the Investment Company Act.

Although the Company expects to operate in a manner such that it does not meet the definition of an investment company under Section 3(a)(1), the Company may also rely on Section 3(c)(6) of the Investment Company Act, which excepts from the definition of investment company any holding company primarily engaged, directly or through majority-owned subsidiaries, in one or more businesses described in Sections 3(c)(3), 3(c)(4), and 3(c)(5) (from which not less than 25% of the holding company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. The staff of the SEC has issued little additional interpretive guidance with respect to Section 3(c)(6). To the extent that the Company sought to rely on Section 3(c)(6) as opposed to Section 3(a)(1), the Company would monitor the assets and income of its subsidiaries that rely on Sections 3(c)(5)(A) and (B) to determine compliance with the Section 3(c)(6) exclusion. In order to rely on Section 3(c)(6), the Company would need to ensure that it was primarily engaged in businesses described in Sections 3(c)(3), 3(c)(4), and 3(c)(5), which would potentially limit the ability of the Company to pursue other business opportunities that fall outside of Sections 3(c)(3), 3(c)(4), and 3(c)(5) of the Investment Company Act.

To ensure that the Company is not deemed to be an investment company, it may be required to materially restrict or limit the scope of its operations or plans. A change in the value of the Company’s assets could cause the Company to fall within the definition of “investment company” inadvertently, and negatively affect the Company’s ability to maintain its exemption from regulation under the Investment Company Act. To avoid being deemed to be an investment company under the Investment Company Act, the Company or any of its subsidiaries may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, and particularly if the Company seeks to rely on the exception from the definition of investment company set forth in Section 3(c)(6) described above, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired, or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and that would be important to our business strategy.

Failure to avoid being deemed an investment company under the Investment Company Act, coupled with inability of the Company and our subsidiaries as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would materially and adversely affect the liquidity and value of our ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, under Section 47 of the Investment Company Act, a contract that is made, or whose performance involves a violation of the Investment Company Act or rules thereunder may be unenforceable, and this provision could have material consequences for our business were we found to have violated the Investment Company Act by failing to register thereunder. Furthermore, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

There is a significant risk that we will be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value of our assets and composition of our income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), there is a significant risk that we will be classified as a PFIC for our current taxable year and subsequent taxable years. In addition, because there are uncertainties in the application of the relevant rules with respect to a company with a business such as ours, it is possible that the Internal Revenue Service (the “IRS”) or a court may challenge our classification of certain income and assets as non-passive, which could result in our being or becoming a PFIC for the current and subsequent taxable years. Due to these uncertainties, our U.S. counsel, expresses no opinion about our PFIC status.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

Techniques employed by short sellers may drive down the market price of the ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies may be the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary share and its liquidity could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our ordinary shares could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our ordinary shares, or publish negative reports about our business, the price of our ordinary shares could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the price or trading volume of our ordinary shares to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from the sale of ordinary shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and investors will be relying on the judgment of our management regarding the application of the net proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment and our security holders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of ordinary shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our ordinary shares to decline.

You will experience immediate and substantial dilution following the completion of this offering, and your percentage ownership in us may be further diluted in the future.

The initial public offering price is higher than the net shareholders’ tangible book value per share of our ordinary shares based on the total value of our tangible assets less our total liabilities divided by our ordinary shares outstanding immediately following this offering. Therefore, if you purchase ordinary shares in this offering, you will experience immediate and substantial dilution in net tangible book value (deficit) per ordinary share after consummation of this offering. You may experience additional dilution upon future equity issuances. For more information, see “Dilution.”

Substantial future sales or perceived potential sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon completion of this offering, we will have     ordinary shares issued and outstanding, assuming an initial public offering price of $    per ordinary share, the mid-point of the estimated range of initial public offering price and assuming the underwriters do not exercise their over-allotment option. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, subject to any lock-up periods described elsewhere in this prospectus and to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent these shares are subsequently sold into the market, the market price of our ordinary shares could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ordinary shares to decline.

The price of our ordinary shares may have little or no relationship to the historical sales prices of our shares in private transactions.

Prior to the registration and listing of our ordinary shares on the Nasdaq there has been no public market for our securities. The historical sales prices of our shares are primarily from sales of shares of our shares in private transactions. As a result, you should not place undue reliance on these historical sales prices as a reference for the price of the ordinary shares and subsequent prices of our ordinary shares.

[Forum selection provisions in our post-offering memorandum and articles of association could limit the ability of holders of our ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our post-offering memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Island and we conduct a majority of our operations through our subsidiaries outside the United States. Substantially all of our assets are located outside the United States. All of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions in which we operate could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our management has been advised that Singapore and Hong Kong do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and these countries would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs will be governed by our post-offering memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares.

Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and more than 50% of the members of our management or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. We also may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as exemptions from procedural requirements related to the solicitation of proxies.

Antalpha Technologies Holding Company will control the outcome of shareholder actions in our company.

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, Antalpha Technologies Holding Company will hold    % of our ordinary shares and voting power. The voting power of Antalpha Technologies Holding Company is controlled by Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power). Antalpha Technologies Holding Company’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Antalpha Technologies Holding Company’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ordinary shares, and may prevent transactions that would be beneficial to you. For example, Antalpha Technologies Holding Company‘s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your securities over the then-current market price. In addition, Antalpha Technologies Holding Company is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ordinary shares.

As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Upon the completion of this offering, we will become a “controlled company” as defined under the Nasdaq rules because it is expected that Antalpha Technologies Holding Company will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.

As a foreign private issuer and a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). [We intend to rely on all of the foregoing exemptions available to foreign private issuers and “controlled company.”]

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.

We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, the exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We cannot predict whether investors will find our ordinary shares less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of our industry;

•	our expectations regarding demand for and market acceptance of our services and solutions;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our business and industry;

•	general economic and business conditions globally and in jurisdictions where we operate; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also includes projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ordinary shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $    , or approximately $    if the underwriters exercise their option to purchase additional ordinary shares, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $    per ordinary share, which is the midpoint of the price range shown on the front page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $    per ordinary share would increase (decrease) the net proceeds to us from this offering by $    , assuming the number of ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering primarily for: general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditure, global expansion, and other general and administrative matters; loan operation and customer funding advance needs, to accelerate our fund flow and improve customer experience; and investment in technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisition or investment.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares —Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments, demand deposits, Bitcoin or stablecoins.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

Under the Companies Act 1967 of Singapore, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore. The shareholders of a Singapore tax resident company are tax-exempt on their dividend income paid by such Singapore tax resident company. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution and must remain solvent after such distribution. There are no other restrictions or limitation on our ability to distribute earnings by dividends from our operating entities in Hong Kong. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

•	on an actual basis; or

•

on an as adjusted basis to reflect the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $    per ordinary share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ordinary shares.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2024
	Actual	As adjusted
	$	$
Shareholders’ equity
200,000,000 shares authorized at US$0.00025 par value, 77,000,000 shares issued and outstanding	19,250
Additional paid-in capital	48,556,963
Accumulated losses	(2,191,969)

Total Capitalization	46,384,244

DILUTION

If you invest in the ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares on an as-converted basis.

Our net tangible book value as of    was approximately $     million, or $    per ordinary share on an as-converted basis as of that date and $    per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $    per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after    , other than to give effect to our sale of the ordinary shares offered in this offering at the assumed initial public offering price of $    per ordinary share, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of    would have been $,    or $    per ordinary share and $    per ordinary share. This represents an immediate increase in net tangible book value of $    per ordinary share and $    per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $    per ordinary share and $    per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public offering price	$
Net tangible book value as of	$
Amount of dilution in net tangible book value to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $.    per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $    , the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $    per ordinary share, and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $    per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of    , the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the option to purchase additional ordinary shares granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders			$		%	$
New investors			$		%	$

Total				100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ordinary shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, there are     ordinary shares issuable upon the exercise of outstanding options with a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of our assets the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed , located at    , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Our supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry were commenced in 2022, which together with Antalpha Prime and our Bitcoin loan servicing business, form our business today. We refer to such business as the “Antalpha Business.”

Antalpha Platform Holding Company was incorporated under the laws of the Cayman Islands in August 2023. A series of transactions to reorganize the Antalpha Business and to transfer the Antalpha Business to Antalpha Platform Holding Company was effected during the period from April 2024 to November 2024. We refer to this reorganization as the “2024 Reorganization.”

As part of the 2024 Reorganization, (i) the assets and employees relating to the Antalpha Business were carved out of Northstar; (ii) these assets and employees, together with the equity interests in operating entities that were conducting the Antalpha Business were transferred to Antalpha Platform Holding Company, which was a wholly-owned subsidiary of the Parent Company, and these operating entities became Antalpha Platform Holding Company’s wholly-owned subsidiaries; and (iii) the Parent disposed of its interests in Northstar. As of the date hereof, we and Northstar are no longer under common control, and our controlling shareholder, the Parent Company, does not own any interest in Northstar.

We are headquartered in Singapore, and we provide supply chain financing through our subsidiaries in Singapore. We also have subsidiaries in Hong Kong that provide operational support to our business, including IT, administrative and finance support. The location of the principal executive offices of our other subsidiaries and, to our knowledge, of Antalpha Holding Company and Antalpha Technologies Holding Company, is Singapore.

The following diagram illustrates our corporate structure as of the date of this prospectus, including all of our subsidiaries, as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements and Industry Data”.

Overview

Antalpha provides financing, technology and risk management solutions to the digital asset industry. As the primary lending partner for Bitmain, we are a provider of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry, offering loans secured by Bitcoin and Bitcoin mining machines. We have developed a technology platform, Antalpha Prime, which enables our customers to apply for and manage their digital asset loans while allowing us to closely monitor collateral positions.

From inception to December 31, 2024, we facilitated a total of $2.8 billion in loans, including supply chain loans that we originated and Bitcoin loans that we serviced. The amount of supply chain loans we originated increased from $344.0 million as of December 31, 2023 to $428.9 million as of December 31, 2024, representing a year-over-year increase of 24.7%. Due to our overcollateralization requirement at origination and strict risk management capabilities, we did not record any allowance, write-offs or recoveries against the receivables on the supply chain loans that we originated during these periods. We also assist our customers in obtaining Bitcoin margin loans, or Bitcoin loans, from our third-party partner, Northstar. The Bitcoin loans we serviced grew from $220.8 million as of December 31, 2023 to $1,198.7 million as of December 31, 2024, representing a year-over-year increase of 443%.

Our revenue grew from $11.3 million for the year ended December 31, 2023 to $47.5 million for the year ended December 31, 2024, representing a year-over-year increase of 321%. We recorded a net loss of $6.6 million for the year ended December 31, 2023 and a net income of $4.4 million for the year ended December 31, 2024.

Key Operating and Financial Metrics

We review the following operating and financial metrics to evaluate our business and performance.

Total loans outstanding

Total loans outstanding is a measure of our business scale and helps gauge future revenue potential. Total loans outstanding consists of the supply chain loans we originate and the third-party partner Bitcoin loans we service.

The table below summarizes total loans outstanding by loan type, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Loan type:
Mining machine loans	$224,424	39.7%	$121,214	7.4%
Hashrate loans	$119,562	21.2%	$307,654	18.9%

Supply chain loans	$343,986	60.9%	$428,868	26.3%
Bitcoin loans	$220,798	39.1%	$1,198,744	73.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The amount of supply chain loans outstanding increased by 25% from $344.0 million as of December 31, 2023 to $428.9 million as of December 31, 2024, driven by an increase of 157% in hashrate loans, offset by an decrease of 46% in mining machine loans, over the same periods. As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us hashrate loans to pay for their expenditures on mining-related services. These bundled hashrate loans are typically financed with the same two-year term as the machine loans, increasing our visibility for future revenue.

The amount of Bitcoin loans we serviced increased by 443% from $220.8 million as of December 31, 2023 to $1,198.7 million as of December 31, 2024. Historically, when Bitcoin prices rise, customers may prefer to take out Bitcoin loans over supply chain loans, as Bitcoin loan customers may, at Northstar’s discretion, redeem a portion of the collateral when their LTV falls below a certain threshold.

Total loans outstanding increased by 188% from $564.8 million as of December 31, 2023 to $1,627.6 million as of December 31, 2024.

The table below sets out a rollforward of supply chain loan activity for the years indicated:

	For the years ended December 31,
	2023	2024
	(in thousands)
Beginning supply chain loan balance	7,906	343,986
New loans originated	378,203	672,442
Repayments	(42,123)	(587,560)

Ending supply chain loan balance	343,986	428,868

New supply chain loans originated for the years ended December 31, 2023 and 2024 was $378.2 million and $672.4 million, respectively. For the years ended December 31, 2023 and 2024, there were 32 and 37 mining machine loan orders, and 236 and 504 hashrate loan orders, respectively. Loan repayment for the years ended December 31, 2023 and 2024 was $42.1 million and $587.6 million, respectively. The $545.5 million increase in customer repayments in 2024 was due in part to certain customers repaying approximately $100 million in purchase order loans (a type of supply chain loan discontinued in 2024), as well as the rapid increase of Bitcoin prices in 2024. Certain customers closed out their supply chain loans and used the Bitcoin collateral they received back from exiting the supply chain loans to take out new Bitcoin loans (see below), which allow Bitcoin loan customers redeem, at Northstar’s discretion, Bitcoin collateral when the price of Bitcoin increases and their LTV falls below a certain level. No supply chain loans were refinanced during the periods presented above.

The table below sets out a rollforward of Bitcoin loan activity for the years indicated:

	For the year ended December 31,
	2023	2024
	(in thousands)
Beginning Bitcoin loan balance	246,787	220,798
New loans serviced	247,405	1,234,863
Repayments	(273,394)	(256,917)

Ending Bitcoin loan balance	220,798	1,198,744

New Bitcoin loans serviced for 2023 and 2024 was $247.4 million and $1,234.9 million, respectively, partly due to an increase in new Bitcoin loans taken out by supply chain loan customers using the collateral they received back from the repayment of supply chain loans. For the years ended December 31, 2023 and 2024, there were 35 and 213 Bitcoin loan orders, respectively. Loan repayment for 2023 and 2024 was $273.4 million and $256.9 million, respectively. No Bitcoin loans were refinanced during the periods presented above.

The table below summarizes total loans outstanding by borrower location, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Borrower location:
Americas	$139,064	24.6%	$112,316	6.9%
Asia	$373,725	66.2%	$1,259,737	77.4%
EMEA	$51,995	9.2%	$255,559	15.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The Americas accounted for $112.3 million of our total loans outstanding as of December 31, 2024, representing a year-on-year decrease of 19.2% from $139.1 million as of December 31, 2023, while Asia accounted for $1,259.7 million of our total loans outstanding as of December 31, 2024, representing a year-on-year increase of 237% from $373.7 million as of December 31, 2023. EMEA accounted for $255.6 million of our total loans outstanding as of December 31, 2024, up from $52.0 million as of December 31, 2023.

The table below summarizes the number of our customers by type for the years indicated:

	For the year ended December 31,
	2023	2024
Supply chain loan customers	29	42

Bitcoin loan customers	21	46

Total customers(1)	41	75

(1)	Sum of supply chain loan customers and Bitcoin customers is greater than total due to the overlap between these two types of customers.

The total number of our customers increased by 83% from 41 for the year ended December 31, 2023 to 75 for the year ended December 31, 2024. Supply chain loan customers increased by 45% from 29 to 42 over the same period, while Bitcoin loan customers increased by 119% from 21 to 46, over the same period. For mining machine loans, we participate in Bitmain’s sales process to assist their customers in acquiring mining machines through financing arrangements. As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us for hashrate loans. In addition, we source our own customers, especially for stand-alone hashrate loans and Bitcoin loans.

Weighted average fee rate

Weighted average fee rate is a key measure for evaluating our ability to generate income on the supply chain loans we originate and the Bitcoin loans we service. We earn a technology financing fee on the supply chain loans we originate and technology platform fee rate on the Bitcoin loans we service. For a given period, our weighted average fee rate is calculated by dividing the sum of fees generated by each principal balance during that period by the weighted average principal, which is a measure of total loans outstanding that takes into account loan duration over the period calculated, and is presented on an annualized basis.

The table below sets out the weighted average fee rates for the years indicated:

	For the year ended December 31,
	2023	2024
Weighted average technology financing fee rate	8.9%	8.5%

Weighted average technology platform fee rate	0.8%	1.2%

The weighted average technology financing fee rate on the supply chain loans we originate decreased by approximately 33 basis points from 8.9% for the year ended December 31, 2023 to 8.5% for the year ended December 31, 2024, primarily due to hashrate loans increasing in proportion year over year. Technology financing fee rates on hashrate loans are generally lower than those on mining machine loans, as the former are collateralized with Bitcoin, a highly liquid asset.

The weighted average technology platform fee rate increased by approximately 43 basis points from 0.8% for the year ended December 31, 2023 to 1.2% for the year ended December 31, 2024, resulting primarily from the increase in the functionality of Antalpha Prime, greater Company brand awareness and our customer perceived value.

Bitcoin collateral value on loans facilitated

The total value of Bitcoin collateral on the loans we facilitated is a key measure of the capacity of our customers to take out loans. An increase in the value of Bitcoin collateral, through additional customer deposits or Bitcoin price appreciation, increases our customers’ capacity to do more financing. Total collateral on the loans we facilitated is measured, because we earn technology fees on the supply chain loans we originate as well as on the third-party loans we service. We rehypothecate the secured Bitcoin from our customers to our funding partner Northstar.

The table below sets out the total value of Bitcoin collateral underlying the loans facilitated as of the dates indicated:

	As of December 31,
	2023	2024
	(in thousands)
Bitcoin collateral value on loans originated (supply chain loans)	368,620	782,479
Bitcoin collateral value on loans serviced (Bitcoin loans)	405,673	2,150,720

Bitcoin collateral value on loans facilitated	774,293	2,933,199

The total value of Bitcoin collateral on the loans we facilitated was $2,933.2 million as of December 31, 2024, a year-over-year increase of 278.8% from the $774.3 million as of December 31, 2023. We originate supply chain loans and hold on our combined and consolidated balance sheets, and service third-party loans, such as Bitcoin loans, whose default risks are borne by our financing partner, Northstar.

Loan to value of collateral (LTV)

In addition to Bitcoin collateral, we also hold mining machines from our customers as collateral on our supply chain loans. The estimated value of mining machine collateral was $269.4 million and $191.8 million as of December 31, 2023 and 2024, respectively. Using the combined collateral of Bitcoin and mining machines pledged to the Company, the LTV on our supply chain loan portfolio, comprising mining machine loans and hashrate loans, was approximately 54% and 44% as of December 31, 2023 and 2024, respectively. Mining machines are not as liquid as Bitcoin and market data on the fair market value of mining machines is very limited. Mining machine prices fluctuate with the price of Bitcoin and other factors impacting the digital asset economy. Their value is also impacted by factors such as machine model, operating efficiency relative to other machines in the market, operating duration, disposal scale and disposal urgency. We estimate the value of mining machines for the calculation of LTV, which is subject to significant management judgment. We cannot assure you that we would be able to dispose the mining machines pledged to us as collateral, if needed, for an amount equal to the estimated value that we used to calculate the LTV on the mining machine collateral.

For customers who take out both mining machine loans and hashrate loans, the Company generally monitors collateral on the loan portfolio of the customer. The Company’s risk management policy considers the adequacy of collateral for a customer’s loan portfolio by considering the potential increase in LTV from newly minted Bitcoin, as well as the potential decline in mining machine value over time.

Revenue

We generate technology financing fee on the supply chain loans we originate and hold on our combined and consolidated balance sheets. These supply chain loans consist primarily of mining machine loans and hashrate loans. We allow our financing partner, Northstar, to provide their Bitcoin loans to our customers. We contract directly with Northstar’s borrowers, provide technology and services to them over the term of the loan, and earn a platform fee for our services.

The table below shows our revenue for the years indicated:

	For the year ended December 31,
	2023	2024
	(in thousands)
Technology financing fee	10,359	38,691
Technology platform fee	914	8,764

Total revenue	11,273	47,455

Our total revenue increased 321% from $11.3 million for the year ended December 31, 2023 to $47.5 million for the year ended December 31, 2024. See “—Key Components of Our Results of Operations—Revenue” and “—Results of Operations—Comparison of the Years Ended December 31, 2023 and 2024—Revenue.

Adjusted EBITDA (non-GAAP)

We evaluate adjusted EBITDA (non-GAAP), defined as net income (loss), adjusted to exclude interest income (expense) not related to the funding costs, provision for (benefit from) income taxes, depreciation and amortization, and stock-based compensation. These adjustments are made to exclude the effects of certain non-cash and/or non-recurring items that we believe complements management’s understanding of our ongoing operational results. Our funding cost is an operating item and a significant component of our business. As such, funding cost is not excluded from adjusted EBITDA (non-GAAP).

Our adjusted EBITDA (non-GAAP) was a loss of $7.4 million for the year ended December 31, 2023, which improved to an adjusted EBITDA (non-GAAP) gain of $5.9 million for the year ended December 31, 2024. As a financing technology and services platform, our goal is to leverage the Antalpha Prime platform to improve our services to customers while managing the increase in costs associated with its development.

For more information about adjusted EBITDA (non-GAAP), including a reconciliation to net income (loss), its most directly comparable GAAP measure, please see “—Non-GAAP Measure.”

Factors Affecting Our Results of Operations

Our results of operations are primarily affected by the following factors:

Market demand

The size of the supply chain financing market is primarily based on the amount of capital deployed in Bitcoin mining machines, the size of the overall network hashrate environment, the price of Bitcoin, and the amount of Bitcoin in circulation available for margin loans. If these factors continue to grow, we expect more potential customers seeking to finance their business with Bitcoin holdings. We believe that favorable market conditions, including an imbalance in supply and demand of credit to the digital asset industry, have provided attractive opportunities for lenders, such as us, to provide customized financing structures and loan products that conventional financial institutions cannot presently provide. Additionally, we are exploring the use of our business model in other computing environments, such as GPUs for AI, to better serve our customers’ needs to expand their business.

Effectiveness of our strategic relationships and marketing

Our operating results, as well as our ability to sustain and grow our loan origination volume and the volume of the third-party loans that we service through our platform, will depend in part on our continued success in leveraging our strategic relationships with Bitmain, Northstar and other partners in the digital asset ecosystem. Additionally, ongoing investment in marketing and origination as well as continued funding at competitive rates, will help expand customer relationships and enable new loans. We are committed to dedicating significant resources to these strategic relationships, marketing efforts and business development activities, which are aimed at increasing awareness of our products and services, attracting borrowers, and drawing new funding and new funding partners to our platform.

Ability to competitively price our products and services

Our operating results depend on our ability to competitively price our products and services, particularly on the fee rates we earn on the supply chain financing we originate and the Bitcoin loans we service. Similar to other financial products, as the industry matures we anticipate fee pressure to emerge over time. Our strategy is to maintain our position as a trusted brand while developing new products and services to enhance our customer value proposition and offset the effects of any future fee pressure. Maintaining and growing customer trust in our brand is critical, as all of our loans require overcollateralization at origination. If we are unable to capture value through the development of new and existing products and services or if fee pressure emerges more rapidly than we anticipate, our operating results and financial condition may be adversely affected.

Terms of our borrowings

Our operating results will depend in large part on the differences between the income we earn and our cost of borrowing. The cost of our borrowings is accounted for as funding cost in our results of operations and is generally based on the federal funds rate plus a premium. Funding cost may fluctuate based on various factors, including the expected federal funds rate, macroeconomic factors, changes in the supply and demand for crypto assets, crypto market sentiment, and idiosyncratic events such as exchange outages or negative press. We provide collateral on our borrowings, primarily in the form of Bitcoin, by rehypothecating to our funding partner, Northstar, the Bitcoin that our customers pledge on their loans from us. Our borrowings are typically settled in crypto assets and denominated in USD. In addition, the ability to maintain 100% advance rate on our loan products will allow us to maintain an asset-light model and increase our returns on equity. If our borrowing costs increase, we could experience a decrease in net income. If our advance rate decreases, we may need to raise debt or additional equity capital to fund loans to our customers.

Credit risk

We are subject to credit risk in connection with our loans and accounts receivable. We seek to manage credit risk by performing deep underwriting analysis, performing compliance due diligence on our customers to manage know-your-client, know-your-transactions and anti-money laundering risks, and conducting ongoing analysis on the collateralization of loans. Credit risk is further managed through continual evaluation of collateral value, including daily monitoring of the difference between the loan amount and the collateral value. Due to our overcollateralization requirement at origination and strict risk management capabilities, we did not record any allowance, write-off or recovery against our loans receivables during the years ended December 31, 2023 and 2024. Nevertheless, unanticipated credit losses, primarily due to impaired collateral, may still occur and could adversely and materially impact our operating results.

Price of Bitcoin

The price of Bitcoin and other digital assets affect the size of our addressable market and the value of collateral securing our loans. As such, the price of Bitcoin in any given period may have a significant impact on our revenue or credit risk. There are a number of factors that contribute to changes in Bitcoin price, including, but not limited to, macroeconomic factors, changes in the supply and demand for crypto assets, crypto market sentiment, and idiosyncratic events such as exchange outages or negative press. Our continued growth is in part dependent upon the long term continued growth in the overall market capitalization of Bitcoin.

Hash price

Hash price measures the daily revenue Bitcoin miners can expect to earn per unit of computational power and is measured in dollars per terahash per second per day ($/TH/s/day). Hash price is primarily driven by the price of Bitcoin, the Bitcoin block reward, and the Bitcoin network’s hashrate. Hash price is expected to decrease with each Bitcoin halving. Non-halving related fluctuations in hash price in any given period may have a significant effect on the demand for mining machines and the level of activity in mining operations, and may therefore affect our results of operations and financial condition.

Regulatory environment

The regulatory environment for digital assets is complex and evolving, creating both challenges and opportunities that could affect our financial performance. Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner. Our platform incorporates several features to help comply with various international, federal and state laws in an efficient and cost-effective manner. We expect to continue to spend resources to comply with these laws and regulatory requirements. While new laws and regulations, or changes under existing laws and regulations, could make originating loans more difficult to achieve on acceptable terms, or at all, these events could also provide new product and market opportunities. As the industry matures, we may experience fluctuations in our operating results due to changes in the law and regulations that are applicable to our business, which may limit our ability to onboard customers, and offer our products and services across jurisdictions.

Key Components of Our Results of Operations

Revenue

Our revenue comprises two key components, technology financing fees for supply chain financing and technology platform fees for Bitcoin loans.

Technology financing fees. We offer crypto asset financing solutions, such as mining machine loans, hashrate loans and purchase order loans, institutional and corporate customers to support the acquisition of mining equipment and the payment of expenditures on mining-related services. During the term of the loans, we offer technology and services to enable crypto asset transactions and risk management. As such, we earn a technology financing fee on such technology and services support, which is calculated on the principal borrowed over the duration of the loan. The technology financing fee we charge currently ranges from 6% to 10% at origination, depending on the type of financing, market conditions and other factors. The financing we provide is denominated in USD and typically settled in USDT.

Technology platform fees. We assist customers to explore other financing solutions, including Bitcoin loans, provided by our third-party financing partner, Northstar. These Bitcoin loans, which are denominated in USD and typically settled in USDT, are collateralized by Bitcoin pledged to Northstar by the borrowers. We provide loan services to our directly contracted customers and earn technology platform fees for the services we provide over the term of the loan. We currently charge technology platform fees between 1.0% to 1.5% on the loan principal of third-party partner loans, and Northstar takes default risks on these loans. As Northstar’s loans are denominated in USD, including the technology platform fee, changes in the fair value of Bitcoin do not impact the Company’s technology platform fee. The technology platform fee is calculated as a percentage of the outstanding USD value of the loan. This fee can be paid in crypto assets, so long as the value of those assets equals the value of the fee owed in USD.

Operating Expenses

Our operating expenses consist of funding cost, technology and development expenses, sales and marketing expenses, and general and administrative expenses.

Funding Cost

Funding cost represents the cost of our borrowings from our funding partner, Northstar. The borrowing terms from our funding partner are open-ended and repayable at our option without penalty. These borrowings bear a funding cost, based on a percentage of the principal borrowed. Funding cost is usually settled in crypto assets and denominated in USD. Historically, funding cost has been based on the expected federal funds rate plus a premium. Funding cost may vary based on macroeconomic factors, changes in the supply and demand of crypto assets, crypto market sentiment, and idiosyncratic events such as exchange outages or negative press. The funding cost is recognized on an accrual basis and is included in funding cost in our combined and consolidated statements of operations.

Technology and Development Expenses

Technology and development expenses primarily consist of personnel-related expenses, network and other infrastructure costs, and other costs, including depreciation and amortization. Technology and development costs are expensed as incurred. We expect our research and development expenses to continue to increase in absolute amounts but decrease as a percentage of revenue in the near future, as we realize further efficiency gains by leveraging Antalpha Prime.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of personnel-related expenses, event and other marketing expenditures and other costs, including travel and entertainment. Sales and marketing costs are expensed as incurred. We expect sales and marketing expenses to further increase in absolute amounts but decrease as a percentage of total revenue in the near future, and we expect to see further efficiency gains from the upgrade of Antalpha Prime.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses, general overhead and administrative costs, and other costs, including professional and consulting fees. General and administrative costs are expensed as incurred. We expect general and administrative expenses to increase in absolute amounts but decrease as a percentage of revenue, as we expect to operate more efficiently with the upgrade of Antalpha Prime.

Other Costs

Other costs primarily consist of service fees related to MPC and mining security services.

Total Income Tax Expense (Benefit)

Total income tax expense (benefit) relates to the net operating loss carried forward.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the years indicated, both in amounts and as percentages of our total revenue. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2023		2024
	$	%	$	%
	(in thousands, except percentages)
Revenue:
Technology financing fee	10,359	91.9%	38,691	81.5%
Technology platform fee	914	8.1%	8,764	18.5%

Total revenue	11,273	100.0%	47,455	100.0%

Operating expense:
Funding cost	6,302	55.9%	24,617	51.9%
Technology and development	3,140	27.9%	4,922	10.4%
Sales and marketing	2,650	23.5%	4,258	9.0%
General and administrative	6,296	55.8%	9,093	19.2%
Other costs	507	4.5%	1,383	2.9%

Total operating expense	18,895	167.6%	44,273	93.3%

	For the year ended December 31,
	2023		2024
	$	%	$	%
	(in thousands, except percentages)
Operating (loss)/ income	(7,622)	(67.6%)	3,182	6.7%
Other (expense)/ income, net	(281)	(2.5%)	1,780	3.8%
Fair value loss on crypto assets, net	(8)	(0.0%)	(745)	(1.6)%
Fair value loss on crypto assets held denominated liabilities due to related party, net	7	(0.0%)	744	1.6%

(Loss)/ income before income tax	(7,904)	(70.1%)	4,961	10.5%
Income tax (benefit)/ expense	(1,319)	(11.7%)	567	1.2%

Net (loss)/ income	(6,585)	(58.4%)	4,393	9.3%

Comparison of the Years Ended December 31, 2023 and 2024

Revenue

	For the year ended December 31,		YoY change
	2023	2024
	(in thousands)%
Revenue:
Mining machine loans	8,037	23,180	188.4%
Hashrate loans	2,322	15,511	568.0%

Technology financing fees	10,359	38,691	273.5%
Technology platform fees	914	8,764	858.8%

Total revenue	11,273	47,455	321.0%

Revenue increased by 321% from $11.3 million for the year ended December 31, 2023 to $47.5 million for the year ended December 31, 2024. This increase was primarily driven by a 274% increase in technology financing fees from supply chain financing and, to a lesser extent in absolute amounts, by an 859% increase in technology platform fee, comparing the years ended December 31, 2023 and 2024.

(i)	Technology financing fees

The 274% increase in technology financing fees from supply chain financing was attributable to increases in technology financing fees from both mining machine loans and hash rate loans. In addition, the number of supply chain financing customers grew from 29 for the year ended December 31, 2023, to 42 for the year ended December 31, 2024. The weighted average technology financing fee rate on supply chain loans was 8.9% for the year ended December 31, 2023, compared to 8.5% for the year ended December 31, 2024. During the year ended December 31, 2024, we originated $672.4 million of new loans and had repayments of $587.6 million.

Mining machine loans. Technology financing fees on mining machine loans increased by 188% from $8.0 million for the year ended December 31, 2023 to $23.2 million for the year ended December 31, 2024. In April 2023, we launched mining machine loans in collaboration with Bitmain, creating a financing solution to help their customers purchase on-rack Bitcoin mining machines primarily located in data centers across the United States. Since the launch of our mining machine loans, we have seen rapid growth and adoption beginning in the second half of 2023.

Hashrate loans. Technology financing fees from hashrate loans increased by 568% from $2.3 million for the year ended December 31, 2023 to $15.5 million for the year ended December 31, 2024. This increase was primarily driven by the growth of mining machine loans in the second half of 2023, with many of the customers who took out mining machine loans also securing hashrate loans. Additionally, existing hashrate customers continued to expand their loan amounts over time.

(ii)	Technology platform fee

The increase in total revenue was also driven by an increase in technology platform fees, which grew by 859% from $0.9 million for the year ended December 31, 2023 to $8.8 million for the year ended December 31, 2024. This increase was primarily due to an increase in the amount of Bitcoin loans we serviced, which grew 195% from $494.2 million for the year ended December 31, 2023 to $1,455.7 million for the year ended December 31, 2024. The increase in total volume of loans was in turn driven by a 119% increase in the number of customers from 21 to 46, and a 34% increase in the average loan size we serviced from $23.5 million for the year ended December 31, 2023 to $31.6 million for the year ended December 31, 2024. The increase in total technology platform fee was also attributable to an increase in the weighted average services fee rate, which increased from 0.8% to 1.2%, driven primarily by the increase in the functionality of Antalpha Prime and our customer perceived value.

Operating expenses

	For the year ended December 31,		YoY change
	2023	2024
	(in thousands)%
Operating expenses:
Funding cost	6,302	24,617	290.6%
Technology and development	3,140	4,922	56.7%
Sales and marketing	2,650	4,259	60.7%
General and administrative	6,296	9,093	44.4%
Other costs	507	1,383	172.9%

Total operating expense	18,895	44,274	134.3%

(iv)	Funding cost

Funding cost incurred with our funding partner increased by 291% from $6.3 million for the year ended December 31, 2023 to $24.6 million for the year ended December 31, 2024. This increase was primarily due to the growth in borrowing amount over the past year, in line with the overall growth of our total supply chain financing during the same period. We also experienced higher borrowing rates, with a 6 basis point increase in our weighted average borrowing rate from 5.39% for the year ended December 31, 2023 to 5.45% for the year ended December 31, 2024, compared to the same period in 2023. This increase resulted from higher expected federal funds rate and other macro factors in the digital asset economy in 2024, such as higher Bitcoin prices and greater market interest in Bitcoin.

(v)	Technology and development expenses

Technology and development expenses increased by 57% from $3.1 million for the year ended December 31, 2023 to $4.9 million for the year ended December 31, 2024. This was primarily due to a 54% increase in development personnel-related costs, including the hiring of senior staff to improve the customer experience on Antalpha Prime, strengthened security and risk management through enhanced technology, and integrating third-party MPC technology with Antalpha Prime. Network related expenses grew 64% but had less impact in absolute amount than the increase in personnel-related costs.

(vi)	Sales and marketing expenses

Sales and marketing expenses increased 61% from $2.7 million for the year ended December 31, 2023 to $4.3 million for the year ended December 31, 2024. This was primarily due to a 52% increase in personnel-related expenses, driven in part by an increase in headcount, a 154% increase in marketing event expenses, as we diversified our financing solutions and participated in more industry events, and higher travel and entertainment expenses associated with increased marketing activities.

(vii)	General and administrative expenses

General and administrative expenses increased by 44% from $6.3 million for the year ended December 31, 2023 to $9.1 million for the year ended December 31, 2024. This was primarily due to a 35% increase in personnel-related expenses, driven in part by an increase in headcount, as well as an increase in legal and other professional fees that contributed to a 153% increase in corporate miscellaneous expenses. In 2024, we implemented an ERP system and increased our investment in regulatory compliance, including license applications, resulting in higher legal and other professional fees.

Income Tax (Benefit)/ Expense

Income tax (benefit)/ expense was $(1.3 million) and $0.6 million for the years ended December 31, 2023 and 2024, respectively. The change in income tax expense (benefit) was primarily attributable to the recognition of deferred assets from the net operating loss carried forward in 2023 and subsequently decreased in 2024.

Non-GAAP Measure

In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, we evaluate non-GAAP financial measures such as adjusted EBITDA (non-GAAP). We define adjusted EBITDA (non-GAAP) as net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses. Our funding cost is an operating item and a significant component of our business. As such, it is not excluded from adjusted EBITDA (non-GAAP). We believe these adjustments eliminate the effects of certain non-cash and/or non-recurring items that we believe complements management’s understanding of our ongoing operational results. However, adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. The Company will continually evaluate the usefulness of such metrics. We believe that adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance and with how management views the Company’s financial performance.

The table below sets forth a reconciliation of adjusted EBITDA (non-GAAP) to the most comparable financial measure or measures calculated and presented in accordance with U.S. GAAP, which is net income (loss), for each of the periods indicated.

	For the year ended December 31,
	2023	2024
	(in thousands)
Net income (loss)	(6,585)	4,393
Add: income tax expense (benefit)	(1,319)	567
Add: depreciation and amortization expense	517	830
Add: share-based compensation	—	129

Adjusted EBITDA (non-GAAP)	(7,387)	5,919

Liquidity and Capital Resources

We believe that our existing cash and cash equivalents, along with the crypto assets we hold, will be sufficient to meet our short-term and long-term cash requirements, including those for working capital and capital expenditure.

Our ability to meet our working capital and capital expenditure requirements, will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our platform, the continuing market acceptance of our products and services, the ability of our platform to meet customer and partner needs, including risk management and system security, the introduction of new products and services on our platform, expansion of sales and marketing activities, and overall economic conditions.

We anticipate satisfying our short-term cash requirements with our existing cash and cash equivalents and may satisfy our long-term cash requirements with cash and cash equivalents on hand or with proceeds from future equity or debt financing.

We settle our revenues and funding costs in crypto assets that mostly consist of stablecoins pegged to the U.S. dollar. As such, our ability to meet our cash requirements and working capital needs will depend on our ability to exchange such crypto assets for fiat currency. Historically, the Parent Company provided the fiat currency needed for our working capital needs. In September 2024, our parent company provided us with $30 million in USD, which we have used for working capital. In the future, we may need to exchange our profits in crypto assets into fiat currency to meet our cash requirements and meet working capital needs.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and cash and other requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. Our ability to raise additional financing from external sources in the future may be adversely affected by various factors, such as credit rating and market conditions, and we may not be able to raise capital on terms acceptable to us or at all.

We rely on our funding partner, Northstar, as our primary funding source for supply chain financing and our primary provider of third-party financing. To finance supply chain loans, we typically rehypothecate secured Bitcoin collateral from our customer to our funding partner. As part of the 2024 Reorganization, we entered into a framework agreement with Antalpha Holding Company and Northstar, pursuant to which our funding partner agreed that the cost of capital of the funds provided by it to any third-party borrower shall not be lower than the average cost of financing provided to us. Additionally, our funding partner has given us a right of first offer with respect to certain funding transactions. If our funding partner proposes to provide funding to any person or entity other than us, our funding partner must deliver written notice to us setting out the material terms of its offer to enter into such a transaction and offer the funding opportunity to us on the same terms. See “Business—Our Key Strategic Partners—Northstar” for a summary of the terms of the commercial framework agreement.

Cash and cash equivalents

As of December 31, 2023 and 2024, our cash and cash equivalents were as follows $0.4 million and $5.9 million, respectively. Our cash and cash equivalents represent cash and interest-bearing highly liquid investments held at financial institutions, and cash on hand that is not restricted to withdrawal or use with an initial maturity of three months or less.

As of December 31, 2023 and 2024, the fair values of our Crypto assets held were as follows:

	As of December 31,
	2023	2024
	(in thousands)
Crypto assets held:
Bitcoin	1,177	45,718
USDT	4,335	14,275
Other	248	35

Total crypto assets held	5,760	60,028

Crypto assets held comprise primarily Bitcoin and USDT. Bitcoin is a highly liquid crypto asset, and USDT is a stablecoin pegged to the U.S. dollar. Although Crypto assets held are not accounted for as cash and cash equivalents, we treat our crypto asset holdings as a liquidity source.

Loan payable to related party and crypto assets pledged to related party

We borrow funds from Northstar to support our financing business that are usually settled in crypto assets and denominated in USD. We are required to maintain a minimum level of collateral per our borrowing agreements with Northstar. Any significant change in crypto asset prices could impact the value of the crypto assets borrowed or the value of crypto asset collateral.

In November 2024, we entered into an amended and restated loan agreement, or the Financing Agreement, for a credit facility in the aggregate principal amount of up to $1.0 billion on an annual basis, subject to meeting certain collateral requirements. The credit facility has an accordion feature that allows us to increase the aggregate principal commitments up to $1.15 billion per year, subject to customary conditions. The Financing Agreement provides us with the right to draw loans upon our request, after which Northstar must provide us with funding within three business days. The Financing Agreement provides for financing of up to 100% advance rate against our loan receivables. Loans under the Financing Agreement bear fixed interest on a per annum basis equal to the federal funds rate, plus a margin that can vary from 0.2% to 1.20% per annum. Our overall funding cost is impacted by the expected federal funds rate, macroeconomic factors, changes in the supply and demand for crypto assets, crypto market sentiment, and idiosyncratic events such as exchange outages or negative press. Each loan drawdown has a minimum tenor of one year and may be prepaid by us at any time without penalty. The loans contain customary representations and covenants. During the year ended December 31, 2024, we drew down $658 million on the Financing Agreement and repaid $594 million, of which $408 million remains outstanding at December 31, 2024.

As of December 31, 2023 and 2024, crypto assets pledged to the related party consisted of the following:

	As of December 31, 2023		As of December 31, 2024
	Unit	Fair value (in thousands)	Unit	Fair value (in thousands)
USDT	309,713	310	—	—
Bitcoin	8,694	368,620	8,019	737,007

Total		368,930		737,007

See Note 18 to the combined and consolidated financial statements included elsewhere in this prospectus for further information relating to our outstanding commitments and contingencies as of December 31, 2024.

Cash Flows

The following table summarizes our combined and consolidated statements of cash flows:

	For the year ended December 31,
	2023	2024
	(in thousands)
Net cash used in operating activities	(12,240)	(11,694)
Net cash used in investing activities	(34,994)	(76,171)
Net cash provided by financing activities	47,464	93,353
Net increase in cash, cash equivalents, and restricted cash	230	5,488

The following table summarizes our supplemental schedule of non-cash activities and deemed capital contribution from the Parent Company for the years indicated:

	For the year ended December 31
	2023	2024
	(Restated)
Supplemental schedule of non-cash investing and financing activities
Crypto assets received as revenue*	7,502,042	46,803,313
Crypto assets paid as costs and expenses*	(6,485,191)	(22,633,785)
Deposit/(withdrawal) of custodial crypto assets, net*	646,333	(373,732)
Loans provided to customers*	(309,818,893)	(614,343,955)
Loans provided to customers – USDC	(9,600,748)	—
Loans repaid by customers*	17,844,313	605,472,804
Loans repaid by customers – USDC	428,486	—
Collateral received from customers*	414,952,584	1,176,240,978
Collateral returned to customers*	(51,283,183)	(762,374,581)
Acquisition of investment*	(2,999,700)	(4,993,550)
Loans borrowed from related party*	309,818,893	579,960,843
Loans borrowed from related party – USDC	9,600,748	—
Loans repaid to related party*	(17,844,313)	(575,345,884)
Loans repaid to related party – USDC	(428,486)	—
Collateral pledged to related party*	(414,952,584)	(1,197,477,498)
Collateral returned from related party*	51,283,183	829,400,586
Proceeds of amount due to related party*	8,260,487	1,120,656,858
Repayment of amount due to related party*	(3,162,870)	(1,120,718,267)
Deemed capital contribution in USDC	1,025,195	(100,025)

*	These transactions were conducted in crypto assets.

Operating activities

For the year ended December 31, 2024, net cash used in operating activities was $11.7 million, which consisted of net income of $4.4 million, non-cash or non-operating adjustments of $22.6 million, and changes in operating assets and liabilities of $6.6 million. Non-cash or non-operating adjustments primarily consisted of $46.8 million in crypto assets received as revenue driven by an increase in loan origination, which was partially offset by $22.6 million in funding costs settled with crypto assets, and $0.8 million in depreciation and amortization. Changes in operating assets and liabilities primarily consisted of a $6.7 million increase in amount due to related parties, arising from the payables in relation to Bitcoin loan transactions and the funding cost due to the financing partner, a $5.3 million increase in the accrual for outsource service fee and bonuses, which was partially offset by a $1.7 million increase in prepaid and other current assets related to prepaid wallet service fee and wallet service usage fee receivables, a $1.8 million decrease in lease obligations from payment settlement, and a $0.8 million increase in accounts receivable related to an increase in technology platform and financing fees owed by customers due to an increase in loans originated.

For the year ended December 31, 2023, net cash used in operating activities was $12.2 million, which consisted of a net loss of $6.6 million, non-cash or non-operating adjustments of $1.4 million, and changes in operating assets and liabilities of $4.3 million. Non-cash or non-operating adjustments primarily consisted of $7.5 million increase in crypto assets received as revenue driven by an increase in loan origination and $1.3 million in deferred income taxes arising from an operating loss carryforward, partially offset by $6.5 million in of funding costs settled with crypto assets, $0.5 million in depreciation and amortization and $0.4 million in unrealized loss on foreign exchange. Changes in operating assets and liabilities primarily consisted of a $3.8 million increase in accounts receivable related to an increase in technology platform and financing fees owed by customers due to an increase in loans originated and a $1.4 million decrease in lease obligation from payment settlement, partially offset by a $1.0 million increase in accrued expenses and other current liabilities mainly related to increase in the accrual for salaries payable and bonuses.

Investing activities

Net cash used in investing activities was $76.2 million for the year ended December 31, 2024 and was primarily related to the loans provided to the customers.

Net cash used in investing activities was $34.9 million for the year ended December 31, 2023 and was primarily related to the loans provided to the customers.

Financing activities

Net cash provided by financing activities was $93.3 million for the year ended December 31, 2024. The amount primarily consisted of $77.7 million loans borrowed from related party for the loans originated to the customers, $30.0 million in cash contributed by the Parent Group during the 2024 Reorganization and a deemed capital contribution from the Parent Group of $10.0 million, partially offset by $18.7 million in loans repaid to related party.

Net cash provided by financing activities was $47.4 million for the year ended December 31, 2023. The amount primarily related to the $34.9 million loans borrowed from related party for the loans originated to the customers and a deemed capital contribution from the Parent Group of $12.5 million.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2024:

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands)
Payments to Cobo	5,000	5,000	—	—	—

Total	5,000	5,000	—	—	—

Payments to Cobo represent series of payments to Cobo from 2023 through 2027 pursuant to our service agreements with Cobo.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Off-balance Sheet Arrangements

We provide mining machine loans to our customers and these machine loans are collateralized by the machines we financed. We do not have a right to use the collateral and, therefore, do not recognize it on our combined and consolidated balance sheets since the collateral does not meet the recognition criteria.

Except as described above, (i) we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties, (ii) we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements, (iii) we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity, and (iv) we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our combined and consolidated financial statements included in this prospectus, we and our independent registered public accounting firm have identified, and our independent registered public accounting firm, in connection with the audits of our consolidated financial statements included in this prospectus, identified, a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and the SEC reporting requirements to properly address complex GAAP accounting issues and related disclosures in accordance with GAAP and financial reporting requirements set forth by the SEC. Subsequent to the confidential submission of the Company’s initial draft registration statement, and following the SEC’s review process, our management identified classification and presentation errors in the combined and consolidated statement of cash flows for the year ended December 31, 2023. For details, please refer to Note 23 to our combined and consolidated financial statements. As a result, we restated the combined and consolidated statement of cash flows and related disclosures for the year ended December 1, 2023 to correct the errors.

Such material weakness, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our combined and consolidated statement of cash flows for the year ended December 31, 2023. We have and plan to hire more accounting personnel to strengthen the financial reporting function and enhance our period end financial reporting policies and procedures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.235 billion in revenue for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes- Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a two-tiered rate with a maximum rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Singapore

Our subsidiaries in Singapore are all subject to the tax rate of 17% for the periods presented except for subsidiaries that were, based on our assessment and relevant tax regulations, entitled to concessionary tax treatments.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements. Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. A summary of our critical accounting policies follows:

Fair value of crypto assets

The Company early adopted ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, starting in January 1, 2023, which requires qualified crypto assets to be measured at fair value each reporting period with changes in fair value recorded in net income. Crypto assets held are initially recorded at cost and are accounted for as intangible assets with indefinite useful lives. The costs of our crypto assets are measured on a first-in-first-out basis.

The subsequent fair value change of crypto assets is measured using quoted prices in the principal market such as Binance and other major trading platform at the time of measurement. Given the high volatility in the price of crypto assets, we could experience a significant fluctuation in the value of the crypto assets held, which could materially affect our results of operations and financial condition.

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. Due to the over collateralized nature of the Company’s loan portfolios, the Company did not record any credit loss in the history. However, a significant decline in the value of crypto assets may also lead to a decrease in the expected economic returns for crypto miners, and our borrowers could abandon their collateral and default on the technology financing fees and principal payments owed to the Company.

Income taxes

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. Deferred tax assets are reduced by a valuation allowance when, by assessment of management, it is more likely than not that some portion or all of the deferred tax assets will not be recovered from future taxable income. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. These assumptions require significant judgment, and if the forecasts on our future taxable income is incorrect, our results of operations and financial condition could be materially and adversely impacted.

Fair value of financial instruments

We recognize financial instruments under the following fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3—assets and liabilities whose significant value drivers are unobservable. Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on our market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of our financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Our investment consists mainly of a private company that has not had frequent funding raising, limiting its observable input. Management makes significant judgment on its fair value, and changes in our assumptions could have a material and adverse impact in the Company’s results of operations and financial condition.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company does not expect the updated guidance to have a material impact on its disclosures.

In December 2023, the FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption as of the beginning of the fiscal year is permitted for both interim and annual financial statements that have not yet been issued or been made available for issuance. The Company elected to early adopt ASU 2023-08 since inception as the Company has not issued financial statements in historical periods.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk associated with the effect of changes in market factors on the value of the assets and liabilities held on our balance sheet, including interest rates and crypto asset risk.

Interest rate risk

Interest rate risk is the risk that future gross profit will fluctuate due to the changes in market interest rate. Changes in market interest rates would likely affect our funding costs and the technology fee rates that we charge our customers. In particular, if the market interest rate rises, we may not be able to pass on the increase in funding costs to our customers. Similarly, if market interest rates drop, funding costs may not decrease in the same magnitude as required by the customers for technology fee rates to maintain a desirable level of demand. Based on our historical observations, changes in market interest rates influence not only funding costs but also customer fee rates, fair value of crypto assets, loan demands, and other business variables. Thus, it is not possible to isolate and quantify the net impact of a change in interest rate on profitability without considering technology fee rate adjustment and other factors; but assuming that only funding cost is affected by a market rate change, and noting that funding cost is fixed at the time of borrowing, we estimate that a 100 basis point increase or decrease in the USD benchmark interest rate would result in a corresponding decrease or increase in operating income of approximately $1.2 million and $4.6 million for the years ended December 31, 2023 and 2024, respectively.

Changes in our funding cost are highly correlated with changes in the expected federal funds rate and macroeconomic conditions, and may be impacted by the supply and demand for crypto assets and changes in sentiment about the digital assets. Changes in the fees we charge to customers are highly correlated with the supply and demand for crypto assets, changes in sentiment about the digital asset economy and macroeconomic conditions of the mining industry, as well as changes in the federal funds rate and macroeconomic conditions.

Crypto asset risk

Crypto asset risk is the risk that future revenue and financial position will fluctuate because of changes in the price of crypto assets. Given the high volatility in the price of crypto assets, we could experience a significant decline in the value of the collateral held, which could cause the value of, the return on, and the LTV on our loans to significantly decline and could materially and adversely affect our results of operations and financial condition. A decline in the value of crypto assets may lead to a decrease in the expected economic returns for crypto miners, and our borrowers could abandon their collateral and default on the technology financing fees and principal payments owed to the Company. Machine loans are generally provided at an LTV of 50% and the majority of our machine loans are bundled with hashrate loans, which means that the LTV on the loan portfolio to the customer can rise with each newly minted Bitcoin. If the customer LTV increases to a certain threshold, we may decide to cease providing additional hashrate loans to the customer, thereby replenishing the customer’s LTV as new Bitcoin is minted. Hashrate loans have less risk, as the loan is only extended when there is adequate value in minted Bitcoin to cover the lagging operating-expense billing. For the foregoing, it is not practicable to quantify a loss to us purely on the basis of changes in the price of Bitcoin, as we are unable to estimate the incremental value to be derived from future mining on the customer’s machines. As part of our risk management policy, when a customer’s LTV reaches above a certain threshold, we will stop providing new hashrate loans to the customer to allow the customer’s LTV to decrease over time. The Company can also liquidate collateral to repay loans. Changes in Bitcoin prices could also impact customer fee rate, our funding rate and management’s willingness to increase or decrease loan origination.

BUSINESS

Overview

Antalpha provides financing, technology and risk management solutions to the digital asset industry. As the primary lending partner for Bitmain, we are a provider of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry, offering loans secured by Bitcoin and Bitcoin mining machines. We have developed a technology platform, Antalpha Prime, which enables our customers to apply for and manage their digital asset loans while allowing us to closely monitor collateral positions.

We empower institutions and corporations to expand their Bitcoin mining business with immediate access to mining machines and sizable financing that is not readily available from conventional financial institutions. Supply chain financing for the Bitcoin mining industry represents a significant and largely untapped market opportunity. It is estimated that the market size for digital asset mining machines reached $4.9 billion in 2024, according to the Business Research Company. In addition, we estimate that Bitcoin miners currently spend approximately $8.2 billion annually on operating expenditures.

We operate in the large and growing digital economy. Bitcoin is the largest digital asset, with a market capitalization that has grown from approximately $4.4 billion as of December 31, 2014 to $1.9 trillion as of December 31, 2024, according to Statista, representing a compound annual growth rate of over 83% over the past decade. Our addressable market will continue to expand as the value of Bitcoin increases, enhancing the collateral value available for our customers to borrow against.

We have established unique strategic relationships with Bitmain and Northstar. As a business that set out to facilitate Bitcoin mining, we initially built our relationship with Bitmain, the world’s largest Bitcoin mining machine supplier, through our network of Bitcoin miners. We work closely with Bitmain across various levels of their organization, from sales to operations to executive management, acting as an integral part of their sales and origination process. We have entered into a memorandum of understanding with Bitmain, under which Bitmain will continue to utilize Antalpha as its financing partner, we have agreed to refer customers to each other, and Bitmain has agreed to provide us with a right of first refusal to serve its customers seeking financing, so long as we offer competitive financing terms. Our funding partner, Northstar, has historically provided almost all of the funding for the loans we originated. Northstar also offers financing solutions, which currently consist of Bitcoin margin loans, or Bitcoin loans, to our non-US customers through Antalpha Prime, for which we earn a technology platform fee. Prior to the 2024 Reorganization, we were affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company. See “Corporate History and Structure” for details. Northstar is currently owned by an irrevocable trust, and the trustee of this irrevocable trust is a professional trustee firm. Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the trust and he does not take part in the operation of Northstar.

Additionally, we have established key relationships with other Bitcoin ecosystem partners, including leading equipment suppliers, mining pool companies, stablecoin issuers and multi-party computation (MPC) technology providers, all of whom play a vital role in the growth and strength of the digital asset economy. Some of these entities also provide attractive financing to our business through our financing partner, Northstar, creating a mutually beneficial relationship as our products and services complement the growth in our partners’ businesses. For example, our business lowers the threshold to purchase mining machines by providing finance options and promotes the circulation of stablecoins, as our loans are typically settled in USDT. Additionally, we play an important role in securing the Bitcoin network by financing miners that are responsible for validating new blocks on the blockchain.

We enable our customers to commence mining operations rapidly. When our customers purchase mining machines from Bitmain using our financing, they purchase machines that have recently been deployed on-rack, enabling them to calibrate the total cost of operation at the particular data center, as well as be able to start

Bitcoin mining almost immediately. This approach contrasts with typical direct purchases, which can take up to six months or more due to the time needed for factory delivery, import customs clearance, hosting site selection, installation and setting up services. Rapid access to Bitcoin mining is a significant benefit to dealing with the volatility of Bitcoin prices. We believe that combining speed to market with attractive financing terms is essential in a volatile and quickly changing Bitcoin mining environment.

Our customers benefit from access to a comprehensive network of supply chain vendors tailored for data centers across the U.S., offering services such as machine hosting, yield-monitoring software, and maintenance and repairs. We help our customers engage with relevant vendors after they select a mining site, gain a better understanding of the mining process, and settle vendor payments through hashrate loans using the Bitcoins they mine as collateral. By streamlining Bitcoin mining operations and supporting our customers in navigating a network of mining service providers, we make it easier for them to enter and thrive in the Bitcoin mining industry, regardless of their prior experience. Our service support and ability to provide tailored solutions have enabled us to expand our customer base from traditional Bitcoin miners to non-traditional mining participants, such as family offices and corporations.

From inception to December 31, 2024, we facilitated a total of $2.8 billion in loans, including supply chain loans that we originated and Bitcoin loans that we serviced. Due to our overcollateralization requirement at origination and strict risk management capabilities, we did not record any allowance, write-offs or recoveries against the receivables on the supply chain loans that we originated during this period. Bitcoin is a highly liquid asset, with an average daily trading volume over $62 billion for the three months ended December 31, 2024, according to Coingecko. We typically require a loan-to-value (LTV) on collateral of between 50% and 80% at loan origination, depending on the type of loan and other factors. As of December 31, 2024, approximately 97% of our supply chain loan customers had their loans secured by Bitcoin. Collateral in the form of Bitcoin is typically transferred to us for the duration of the loan and remains inaccessible to the borrower until the loan and accounts receivable are fully repaid. Additionally, we secure loans by taking collateral in the form of Bitcoin mining machines. Our mining machine loan customers purchase on-rack mining machines from Bitmain that are housed in facilities that Bitmain leases from third-party data center operators. We require the secured machines to remain on site until the loan and accounts receivable are fully repaid. Our deep understanding of Bitcoin mining, combined with our relationships across a strong network of mining ecosystem partners, including equipment suppliers, mining pool companies and data center operators, enables us to effectively manage collateral like Bitcoin and mining machines.

We have seen significant revenue growth and improving profitability. Our revenue primarily consists of technology financing fees charged on the supply chain loans that we originate. Our supply chain loan portfolio, which consists of mining machine loans and hashrate loans, has grown from $344.0 million as of December 31, 2023 to $428.9 million as of December 31, 2024 representing a 25% year-on-year increase. In addition, we enable our financing partner, Northstar, to provide Bitcoin loans to our non-U.S. customers. We contract directly with Northstar’s borrowers, service them over the term of the loan, and earn a technology platform fee for our services. The amount of Bitcoin loans we serviced grew from $220.8 million as of December 31, 2023, to $1,198.7 million as of December 31, 2024, representing a year-on-year increase of 443%. For the year ended December 31, 2024, revenues from technology financing fees increased 274% year-on-year to reach $38.7 million, revenues from technology platform fees increased 859% year-on-year to reach $8.8 million, and total revenues increased 321% year-on-year to reach $47.5 million. For the years ended December 31, 2023 and 2024, we recorded net loss of $6.6 million and net income of $4.4 million, respectively.

A key driver of our revenue and loan growth has been our innovative and expanding range of products, designed to meet both our customers’ needs while maintaining our high standards for risk management. We began our operations in July 2022 with purchase order financing, allowing Bitmain customers to assign the down payment on their mining machine purchase to us as collateral for loans to cover the remaining balance on their purchase order. In October 2022, we added hashrate financing, allowing borrowers to pledge the Bitcoin that they mine as collateral to finance expenditures on mining-related services. Subsequently, in April 2023, we introduced mining machine financing, in partnership with Bitmain to help their customers finance on-rack mining machine purchases using the purchased machines as collateral.

We work closely with our customers to deeply understand their needs and develop innovative, bespoke financing solutions to support their business growth. We aim to leverage Antalpha Prime and our expertise in supply chain financing and risk management to offer customized financing solutions for clients across the digital economy. This includes exploring financing options for the purchase of graphics processing units, or GPUs, used for artificial intelligence, a rapidly growing market projected to reach approximately $235 billion in spending in 2024, according to IDC. We believe our supply chain financing and risk management know-how is deployable into different industries requiring massive computing, and that our business model is adaptable to working with leading equipment suppliers and customers who have sizable Bitcoin holdings.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success and distinguish us from our competitors:

Deep understanding of our customers’ needs for differentiated products and services. Our founder, Mr. Xin Jin, and management team have deeply rooted experience in servicing Bitcoin miners, including previously distributing and servicing mining machines. We designed our products and services by putting ourselves in the shoes of mining participants and helping them find financing solutions to simplify their mining experience, while simultaneously improving our technologies and services to enable our customers to better manage collateral risks arising from the volatility of Bitcoin and mining machine prices. Our product and service differentiation includes:

•

Our products and services allow customers to quickly take delivery of machines at third-party partners’ mining facilities and commence mining operations rapidly. This streamlined process contrasts with direct purchases, which can take up to six months or more due to the time needed for factory delivery, import customs clearance, hosting site selection, installation and setting up services.

•

Our broad network of third-party service providers enables our customers to access comprehensive mining operation services across various mining sites. These services include paying hosting fees, subscribing to yield-monitoring software and obtaining additional services and support, such as property insurance, post-sale maintenance and repairs.

•	USD-denominated loans that are typically settled in USDT, with competitive loan terms that allow our customers to optimize their return profile from mining operations and Bitcoin investments.

Our ability to meet our customers’ needs and support their growth has led to an increase in loan amounts extended to customers who have initial mining machine loans. Loans from existing customers grew 33% year-over-year from $205 million as of December 31, 2023 to $274 million as of December 31, 2024. Our deep understanding of our customers’ needs has also resulted in strong customer retention and new customer growth.

Robust technology platform that enables a comprehensive end-to-end customer experience and loan portfolio management. We have developed Antalpha Prime, a technology platform that provides customized financing and risk management for our customers and ourselves. Antalpha Prime provides a comprehensive end-to-end experience for our customers, from customer onboarding to drawing down loans to monitoring their loan portfolios. Featuring the integration of MPC-TSS technology provided by Cobo, Antalpha Prime provides customers with easy management of fund transfers and peace of mind. Using Antalpha Prime, our customers can monitor their loan portfolio risk holistically. Our service team is trained to assist customers with collateral replenishment and withdrawals on relatively short notice, enabling our customers to adapt quickly to fluctuations in Bitcoin prices and mining machine prices.

At the same time, we leverage Antalpha Prime to monitor and manage compliance and collateral risks. Antalpha Prime facilitates our know-your-customer and know-your-transactions procedures, assisting us with conducting anti-money laundering diligence on our customers, and enabling us to continually monitor our loan portfolio risks. We aim to strengthen Antalpha Prime platform to explore more-integrated, value-added approach for our customers to access crypto asset financing.

Deep integration with Bitmain and other digital asset ecosystem partners. Our company was founded through a unique strategic relationship with Bitmain, the largest supplier of Bitcoin mining equipment. Since 2022, we have worked closely with Bitmain to make sales through customer financing a vital part of their sales process. In December 2024, we entered into a memorandum of understanding with Bitmain, which defines our relationship in providing machine financing to Bitmain’s customers as its financing partner, with a right of first refusal to serve its customers seeking financing, so long as we offer competitive financing terms. We and Bitmain frequently refer customers to each other, we collaborate at marketing events to provide Bitmain’s customers with easy access to financing as a purchase option, and we have also located our offices next to Bitmain’s offices to better integrate our financing solutions into their mining machine sales and origination process. Our collaboration with Bitmain is an important and powerful catalyst for our success.

Strong underlying collateral and risk management capabilities. The estimated LTV on our supply chain loan portfolio, comprising mining machine loans and hashrate loans, was 54% and 44% as of December 31, 2023 and 2024, respectively. We maintain a strong collateral position in Bitcoin, which provides high liquidity and more optionality for our customers and enables us to better manage collateral risks. In addition, we take security over the mining machines that collateralize our mining machine loans. We have strong know-how in the mining business and strong relationships with the mining community around the world, which puts us in a unique position to find liquidity for ASIC machines as needed. We have adopted and aim to continually implement policies and procedures across our business to ensure that risks are carefully managed and that our lending practices remain secure and sustainable, recognizing the need to weather market volatility.

Asset-light model. Our relationship with our financing partner, Northstar, allows us to operate with an asset-light model and focus our resources on servicing our clients, risk management and compliance through the improvement of our technology platform and product offering. Northstar is an entity that is principally engaged in the business of proprietary investing and financing, including extending Bitcoin loans and providing financing to us. To our knowledge, Northstar is not considered to be a licensed bank or financial institution and is not required to be licensed in Hong Kong to provide Bitcoin loans. Northstar has historically provided almost all of the funding for the loans we originated and we rehypothecate to Northstar the Bitcoin collateral that our customers pledge on their loans from us. We also enable non-US customers to take out Bitcoin loans funded by Northstar, for which we earn technology platform fees from our directly contracted customers. Over time, we intend to develop Antalpha Prime into a platform to add other financing partners and enable our customers to manage their loan portfolio and perform risk management holistically on our platform.

Our Growth Strategies

We believe that the following strategies and drivers will fuel our continued growth:

Expand our client base into new geographical markets and customer segments. Our business was incubated in Singapore, and we have grown rapidly in the last two years both in Asia and in other parts of the world. We intend to continue to increase our sales capabilities by growing our business development team and adding new channel partners to expand into new geographic markets, as well as broadening our client base beyond traditional miners to new entrants, such as family offices and corporate investors.

Leverage our existing client base for cross-selling. We have developed a valuable customer base of institutional and corporate participants in the Bitcoin mining industry. We plan to continue to grow the loan volume and loan balance of our existing customers. For example, by cross selling hashrate loan to our existing mining machine loan customers, we can increase the visibility of our revenue, as the duration of the hashrate loan tends to coincide with that on the mining machine loan. Mining machine loans typically have a term of two years. As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us for hashrate loans. We refer to this type of hashrate loan as a bundled hashrate loan. Mining machine loans and bundled hashrate loans comprised 67.9% of our total revenues for the year ended December 31, 2024, which helps provide better revenue visibility.

Diversify our funding sources and leverage cross-selling. We have developed strong risk management capabilities on Antalpha Prime, which are critical to crypto asset lenders and borrowers, as crypto borrowings rely on overcollateralization to establish creditability with lenders. We plan to further invest in these capabilities and add other financing partners to the Antalpha Prime platform in the future. This would allow us to strengthen our competitive moat by providing our customers with more financing options to meet their business needs, further diversifying our funding sources and deepening our asset-light financing model. From the borrower perspective, their collateral can be most efficiently leveraged and risk management can be most easily conducted when all of their crypto financing activities can be viewed and monitored from one financing platform.

Diversify our product offering. We aim to remain focused on product innovation and launching new product offerings to meet our customers’ evolving needs while working closely with them to deeply understand their business expansion requirements. For example, some of our customers have expressed interest in the investment of GPUs for AI computing, and we plan to explore financing solutions for the purchase of GPUs housed in the U.S. After the halving of Bitcoin in April 2024, some of our customers indicated that they are focused on controlling electricity costs. We plan to explore new financing solutions to enable our customers with more flexibility in mining site selection to take advantage of regions where electricity costs are more competitive.

Grow customer trust and strengthen our brand to increase Bitcoin collateral holdings. We aim to assist Bitcoin mining participants to grow their Bitcoin holdings and enable them to leverage their mined Bitcoins to expand their business. We plan to grow Bitcoin-collateralized offerings organically, as well as add network partners to broaden the offerings on Antalpha Prime. By focusing on increasing Bitcoin collateral deposits through our supply chain financing business, we can strengthen customer relationships while benefiting from the potential appreciation of Bitcoin prices over time. The price of Bitcoin has grown at a CAGR of approximately 77% over the decade ended December 31, 2024, according to public sources. We believe there is continued room for Bitcoin to appreciate, driven by factors such as Bitcoin halving every four years, the launch of Bitcoin ETFs, and evolving public perceptions about Bitcoin. Appreciation in Bitcoin prices increases the value of our customers’ Bitcoin collateral, thereby enhancing their borrowing capacity. This, in turn, enables our customers to scale their business, fostering a virtuous cycle that we believe will drive our business growth over the long term.

Our Market Opportunity

The digital asset infrastructure industry has significant capital and liquidity demands. However, financing options are limited and often overlooked by conventional financial institutions, which are not well-equipped to manage the risks associated with the volatility in digital asset prices and the security protocols required for institutional service in the digital asset industry. We are currently targeting two distinct market opportunities by acting (i) as a principal for Bitcoin supply chain financing and (ii) as a technology and service provider for Bitcoin loans offered by our funding partner. Over time, we plan to expand our network partners and further broaden the financing offerings on Antalpha Prime.

Bitcoin Supply Chain Financing Opportunity

Bitcoin mining is a capital-intensive industry, requiring significant investment in mining machines, electricity and other infrastructure. These high expenditures can strain a miner’s ability to navigate market cycles and maintain balance sheet flexibility. Our financing solutions are well-positioned to provide the necessary capital for Bitcoin mining participants to purchase critical mining equipment and pay for expenditures on mining-related services.

We estimate the total annual addressable market for supply chain financing is approximately $10.6 billion, consisting of two components:

•

Bitcoin Mining Machine Financing. The total annual addressable market of loans to finance the purchase of Bitcoin mining machines is approximately $2.4 billion per year, estimated based on the dollar value of all digital asset mining machines purchased in 2024, or $4.9 billion according to the Business Research Company, multiplied by Antalpha’s average LTV of 50% on mining machine loans; and

•

Hashrate Financing. The total annual addressable market for loans to finance the operating expenses for mining machines is approximately $8.2 billion per year, estimated based on the average global hashrate of 785 million terahashes (TH) per second in December 2024, and estimated average daily operating expenses of $0.029 per TH per day.

Bitcoin Margin Loan Opportunity

Although there was approximately $1.9 trillion of Bitcoin in circulation as of December 31, 2024, Bitcoin owners have limited options to leverage their return profile or access liquidity without selling their positions. Conventional financial institutions that provide margin loans collateralized by publicly traded equity securities typically do not provide the same service for Bitcoin. We are able to utilize our position in the Bitcoin ecosystem, including unique mining supply chain partnerships and Bitcoin mining relationships, to gain access to owners of Bitcoin seeking leverage or liquidity. The Antalpha Prime platform allows Bitcoin owners (other than US persons) to access financing collateralized by their Bitcoin holdings.

We estimate the potential annual market value of technology platform fees for Bitcoin loans is approximately $8.7 billion to $13.0 billion annually, based on $1.4 trillion of available Bitcoin that may be financed (but excluding Bitcoin that is stored or lost), as of December 31 2024, and assuming a take rate fee of 1.0% to 1.5%.

Over time, we plan to expand our network partners and further broaden the financing offerings on Antalpha Prime. New product offerings would need to meet our risk management, regulatory compliance and customer requirements.

Regulatory Developments

The Bitcoin ecosystem is benefiting from favorable investment and regulatory trends. There is increased recognition that it can serve as a commodity that can be used for the storage of value, and as a blockchain technology that can make cross-border payments cheaper and more efficient. The regulatory landscape has evolved in 2024 with the SEC approving the first Bitcoin ETFs in January. With the rise of these ETFs, investors can participate in the Bitcoin ecosystem without having to deal with cold or hot wallets. In 2024, the collective value of these Bitcoin ETFs had grown to approximately $100 billion in less than a year. We believe this will help increase Bitcoin’s market capitalization and potential for price appreciation. We anticipate that further regulatory developments globally will improve transparency, minimize uncertainty, and increase stability for the Bitcoin ecosystem.

Our Technology Platform

Antalpha Prime is our technology platform, and we offer its technology and services to customers who pay us technology financing fees or technology platform fees. Antalpha Prime provides our customers with a comprehensive end-to-end user experience for utilizing our services and managing their crypto asset holdings with us. Antalpha Prime offers customers a unified interface to access our services, including onboarding, document collection, loan applications, fund transfers and portfolio monitoring. In particular, with respect to portfolio monitoring, Antalpha Prime enables our customers to manage their loan orders, monitor and view their pledged collateral and the interest on their loans in near real-time, and pay for loan orders. Antalpha Prime also enables both our customers and us to monitor their LTV in near real-time, making it easier and more convenient for our customers to manage their borrowing position. Antalpha Prime reduces the risk of holding digital assets by giving our customers an option to leverage multi-party computation threshold signature scheme (MPC-TSS) technology provided by Cobo, and enabling them to access to their MPC addresses through Antalpha Prime. This helps our customers to gain access to their digital assets with a reduced risk of loss as a result of lost or forgotten keys.

Antalpha Prime also equips us with robust risk management tools. Antalpha Prime facilitates our know-your-client and know-your-transactions procedures, helping to ensure that we remain compliant with anti-money laundering, sanctions and other relevant laws, regulations and requirements. Additionally, through Antalpha Prime, we are able to continually monitor and evaluate our loan portfolio, collateral and LTV in near real time.

Our Products and Services

Through Antalpha Prime, we facilitate a variety of financing solutions, the primary types of which are set out below. Generally, the loans provided on Antalpha Prime are offered based on a set of standard terms and conditions, though in certain cases we may offer bespoke arrangements to meet our customers’ unique needs.

Supply Chain Loans

We provide supply chain financing in the form of USD-denominated loans that are typically settled in USDT. Supply chain loans consist of the following types:

•

Mining Machine Loans. These loans help our customers finance the purchase of on-rack mining machines from Bitmain, which are held at facilities Bitmain leases from third-party data center operators. These machines can commence operations rapidly, and information about the total cost of ownership is available prior to purchase. Proceeds from these loans are settled with Bitmain through Northstar, and the loans are typically secured by the purchased machines. The loan principal is due at maturity and customers may repay the loan early without penalty. We earn a technology financing fee over the term of mining machine loans for the technology and services provided in association with the machine loans we originate.

•

Hashrate Loans. These loans help our customers finance expenditures on mining-related services, including hosting services, post-sale maintenance and repair, and other service cost. Proceeds on these loans are usually paid to Bitcoin mining operation vendors, such as data center operators, that provide such mining-related services. These loans are collateralized by the Bitcoins mined on specified machines. Hashrate loans bundled with mining machine loans usually have the same maturity term as the mining machine loans, while standalone hashrate loans have open terms, which enable us to ask for repayment with advance notice. We help customers who take out bundled hashrate loans settle operational bills, such as hosting fee payments with data center operators, using the proceeds from the bundled hashrate loan. We earn a technology financing fee over the term of hashrate loans for the technology and services provided in association with the hashrate loans we originate.

As of December 31, 2024, all of our mining machine loan customers have also entered into borrowing agreements with us for hashrate loans, enabling them to finance both the purchase of on-rack mining machines and monthly payments for ongoing mining-related services. We refer to this type of hashrate loan as a bundled hashrate loan.

Historically, the annualized technology financing fee rate charged on our supply chain financing has ranged from 6% to 10% and the LTV has been between 50% to 80% at loan origination, depending on the type of loan, market conditions and other factors. The technology financing fee charged on our supply chain loans is based on a number of considerations, including the federal funds rate, macroeconomic conditions, the price and liquidity of Bitcoin, the perceived value of our technology and services, market conditions for Bitcoin mining machines and the condition of the digital asset economy in general. We require overcollateralization at loan origination. For machine loans, our customers satisfy this overcollateralization requirement by making a 50% down payment for the mining machine directly to Bitmain, and the remaining 50% is financed by us and paid to Bitmain through us. For machine loan customers who also have hashrate loans, the LTV can also be satisfied by the Bitcoin generated from the customer’s secured machines, which typically are housed at mining sites owned by third-party operators from whom Bitmain leases premises. We have access to these sites, providing the Company with control over the Bitcoin and machine collateral.

Bitcoin Loans

Through the Antalpha Prime platform, we help non-U.S. customers connect with and obtain Bitcoin loans from our financing partner, Northstar, who funds and bears default risks on these loans. These Bitcoin loans, which are denominated in USD and typically settled in USDT, are collateralized by Bitcoin pledged to Northstar by the borrowers. We act as a service provider to our directly contracted customers and earn a technology platform fee on Bitcoin loans over the term of the loan. For Bitcoin loans, we currently charge an annualized technology platform fee rate between 1.0% to 1.5% on the loan principal outstanding for acting as a service provider.

Our Key Strategic Partners

Bitmain

We have a mutually beneficial, strategic relationship with Bitmain that aligns us in the development of the Bitcoin mining ecosystem. Bitmain is the largest Bitcoin mining machine supplier in the world, with an estimated 60% to 90% market share, according to public sources available as of December 31, 2024. Antalpha has partnered with Bitmain since 2022 to offer Bitmain customers an important financing option for the purchase of mining machines.

Our relationship with Bitmain provides us with access to a large global customer base seeking financing for mining machines and mining operations. Bitmain serves as an important source of referrals and growth for our business. Similarly, we are an important component of Bitmain’s growth plan, providing its customers with financing options that allow them to leverage and gain immediate access to Bitcoin mining. Bitmain’s on-rack mining machines, coupled with our financing solutions, enable institutions and corporations with varying mining operation expertise to participate in Bitcoin mining. Antalpha’s support enhances the stability and sustainability of Bitmain customer orders, ensuring greater consistency across market cycles.

We and Bitmain have entered into a memorandum of understanding, pursuant to which we and Bitmain agreed, among other things, that:

•

Financing partner. We would serve as Bitmain’s financing partner for providing financing to Bitmain’s customers for their financing needs in connection with the purchase and operation of Bitmain’s mining machines;

•	Mutual referral. We and Bitmain will refer customers to each other;

•	Right of first refusal. We shall have a right of first refusal to act as the lender in connection with all of Bitmain’s clients seeking financing so long as we offer competitive financing terms;

•

Joint marketing. We and Bitmain will engage in joint marketing, sales, and origination efforts to promote financing opportunities available to Antalpha, as well as purchasing options available to Bitmain’s clients; and

The memorandum of understanding has a term of ten years, which may be extended for another ten years with the mutual consent of us and Bitmain. Certain provisions of the memorandum of understanding, including the provisions mentioned in the paragraph above, are non-binding.

We frequently attend marketing events hosted by Bitmain and other institutions, where we collaborate with Bitmain to promote our products and services. We have co-located offices next to Bitmain’s offices to better integrate our financing solutions with their sales and origination process. We utilize Bitmain’s connectivity by collaborating with Bitmain sales teams and sharing information and resources in the network of Bitcoin mining.

Northstar

Background

Northstar, our funding partner, is principally engaged in the business of proprietary investing and financing, including extending Bitcoin loans and providing financing to us. It is incorporated and headquartered in Hong Kong, from which it conducts the majority of its business operations. Northstar is subject to the laws of Hong Kong, and may be subject to the laws of additional jurisdictions depending on its business activities. Northstar is not a licensed bank or financial institution and, to our knowledge, is not required to be licensed in Hong Kong to provide Bitcoin loans. Northstar has historically provided almost all of the funding for the supply chain financing that we originate.

Additionally, through our partnership with Northstar, we enable non-US customers to take out Bitcoin loans directly funded by Northstar, for which we earn a technology platform fee. This relationship allows us to operate with an asset-light model, enabling us to focus our resources on servicing our clients, risk management and compliance, and improving our technology platform and product offering.

Our partnership with Northstar enables us to effectively manage risks, as the principal for our mining machine loans and bundled hashrate loans are typically transferred to supply chain vendors, such as mining machine suppliers or data center lessors, rather than to the borrower. On these customer loans, Northstar will transfer the funds to the supply chain vendors at our request. For hashrate loans that are not bundled with machine loans, Northstar will transfer the loan principal to us, and we will transfer the funds to the borrower or vendor based on the billing arrangements. During this process, we rehypothecate our customers’ secured Bitcoin to our funding partner to access the funding for our supply chain financing. Customers first transfer the secured Bitcoin to our digital asset account with Cobo, after which we transfer the secured Bitcoin to an account designated by Northstar. Northstar is not a party to the loan agreements for mining machine loans and hashrate loans, and therefore does not have any rights with respect to defaults on these loans. After we repay our loans to Northstar, in the event that the collateral cannot be returned to us, we would have a contractual claim against Northstar under our financing agreement with them (discussed below).

Historically, we were affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company, and we jointly operated a supply chain financing business. This jointly operated business was, through certain Hong Kong entities that are now owned by Northstar following the reorganization described below, subject to the laws of Hong Kong. In November 2024, the Parent Company completed a reorganization and subsequently disposed of its interests in Northstar. Following the Parent Company’s disposal of Northstar, Antalpha and Northstar operate as independent standalone companies. Pursuant to this reorganization, the front-end, customer-facing part of the supply chain financing business was carved out of Northstar to become our Company today, while the back-end funding portion of the supply chain financing business remained with Northstar. As of the date hereof, we and Northstar are no longer under common control, and our controlling shareholder, the Parent Company, does not own any interest in Northstar. Northstar is currently owned by an irrevocable trust, and the trustee of this irrevocable trust is a professional trustee firm. Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the trust and he does not take part in the operation of Northstar. See “Corporate History and Structure” elsewhere in this Prospectus.

Over time, we intend to develop Antalpha Prime into a platform to add other financing partners and enable our customers to manage their loan portfolio holistically on our platform.

Commercial Framework Agreement

On November 1, 2024, we entered into a Commercial Framework Agreement with Antalpha Holding Company and Northstar to govern the post-separation arrangements among the parties. The following is a summary of the major terms of the Commercial Framework Agreement.

Right of First Offer for Funding. Antalpha Holding Company and Northstar have granted us a right of first offer for certain funding transactions. If either Antalpha Holding Company or Northstar intends to provide funding to a third party, they must extend the opportunity to us on the same terms. We will have the right, but not the obligation, to accept the offer within a certain time. If we decline the offer, Antalpha Holding Company and Northstar may proceed with the funding transaction with the third party, provided they do so within a certain time. If they do not complete the transaction within that specified time, our right of first offer will be reinstated for any future funding opportunities made by Antalpha Holding Company or Northstar.

Most-favored Nation Treatment. Under the Commercial Framework Agreement, Antalpha Holding Company and Northstar have agreed that they will not provide financing to any person or entity at a cost lower than the average cost of financing that they and their respective affiliates offered to us. If Antalpha Holding Company or Northstar or their respective affiliates provide financing to a third party at a lower cost, Antalpha Holding Company and/or Northstar shall immediately adjust the financing terms for us to match the lower cost.

Non-competition and Non-solicitation. Antalpha Holding Company has agreed not to compete with us during the control period (the “Control Period”), which begins from November 1, 2024 to the later of (i) five years after the first date upon which members of the Antalpha Holding Company cease to own in aggregate at least 20% of the voting power of our then outstanding securities; and (ii) November 2034, except for owning a non-controlling equity interest in any competing company. Northstar has also agreed not to compete with us during the cooperation period (the “Cooperation Period”), which starts from November 2034 to the date of the tenth anniversary after the first date upon which members of the Antalpha Holding Company cease to own in aggregate at least 20% of the voting power of our then outstanding securities, except for owning a non-controlling equity interest in any competing company. The Commercial Framework Agreement also includes a non-solicitation obligation, under which neither Antalpha Holding Company, during the Control Period, nor Northstar, during the Cooperation Period, may hire or solicit for hire any of our active employees or consultants, or any of our former employees or consultants within six months of the termination of their employment or consulting services, without our consent.

Mutual Release. Subject to the indemnification obligations set forth below, each of we, Antalpha Holding Company and Northstar have agreed to release the other parties from all liabilities that existed on or before the date on which Antalpha Holding Company ceased to directly or indirectly own any equity in Northstar or its subsidiaries or otherwise have any interest in the business conducted by Northstar and its subsidiaries (the “Completion Date”).

Indemnification. We have agreed to indemnify Antalpha Holding Company and Northstar for third-party claims relating to, among other things, the operation of the business of providing supply chain financing for Bitcoin mining and servicing of Bitcoin collateralized loan (as conducted before, on or after the Completion Date). Antalpha Holdings Company has agreed to indemnify us for third-party claims relating to, among other things, the operation of any business that is conducted by Northstar and its subsidiaries prior the Completion Date (with certain exceptions) Northstar has agreed to indemnify us for, among other things, liabilities arising out of the operation or conduct of any business that is conducted by Northstar and its subsidiaries after the Completion Date (with certain exceptions).

Termination. The Commercial Framework Agreement will automatically terminate with respect to Antalpha Holding Company upon termination of the Control Period and will automatically terminate with respect to Northstar upon termination of the Cooperation Period. The Commercial Framework Agreement may be terminated early or extended by mutual written consent of the parties.

Financing Agreement

In November 2024, we entered into an amended and restated Loan Agreement with Northstar, or the Financing Agreement. This agreement provides for a credit facility of up to $1.0 billion for our supply chain financing, subject to collateral requirements. The credit facility has an accordion feature that allows us to increase the aggregate commitments to up to $1.15 billion per year, subject to customary conditions. We and Northstar have agreed to review the loan facility commitment annually. The Financing Agreement provides us with the right to draw loans upon our request, after which Northstar must provide us with funding within three business days. The Financing Agreement provides for financing of up to 100% advance rate against our loan receivables. Loans under the loan agreement bear fixed interest on a per annum basis equal to the federal funds rate, plus a margin that varies from 0.2% to 1.20% per annum. Our overall funding cost varies based on the federal funds rate, macroeconomic factors, changes in the supply and demand for crypto assets, crypto market sentiment, and idiosyncratic events such as exchange outages or negative press. Each loan drawdown has a minimum tenor of one year and may be prepaid by us at any time without penalty, and the committed facilities amount shall be reinstated for the amount repaid. The loans contain customary representations and covenants. During the year ended December 31, 2024, we drew down $658 million on the Financing Agreement and repaid $594 million, of which $408 million remains outstanding at December 31, 2024.

Cobo

Cobo Global Limited, or Cobo, is a leading provider of digital asset custody and MPC infrastructure solutions. We work with Cobo to provide our customers an opportunity to leverage multi-party computation threshold signature scheme (MPC-TSS) technology and enable them to access their MPC addresses through Antalpha Prime. In June 2023, we entered into a framework agreement, whereby Cobo agreed to provide MPC technology services to us and issue certain preferred shares from June 2023 to December 2028 to us, in exchange for a series of payments totaling $13.0 million in aggregate over the same period pursuant to service agreements between Cobo and us. The first payment of $3.0 million under the first service agreement was made to Cobo in June 2023, second payment of $5.0 million under the second service agreement was made in June 2024, and we expect to make the third and final payment of $5.0 million under the third service agreement in June 2025. After the term of the third service agreement expires in December 2027, we and Cobo have agreed to enter into a fourth service agreement for a term to be mutually agreed. We may terminate the framework agreement upon the occurrence of certain triggering events, including if Cobo substantially fails to perform its obligations under the framework agreement in a manner that disrupts our business. Cobo may terminate the framework agreement upon the occurrence of certain triggering events, including if we fail to perform our obligations under the framework agreement in a manner that disrupts Cobo’s business, or if we breach any material provisions contained in our service agreements with Cobo and fail to remedy such breach within the stipulated timeframe.

Total Loans Outstanding

Overview

We provide supply chain financing, where our customers provide us with Bitcoin or Bitcoin mining machines as collateral, and we in turn extend USD-denominated loans that are typically extended and settled in

USDT to finance the purchase of mining machines or payment for expenditures related to their mining operations. We leverage Antalpha Prime to help customers connect with and obtain Bitcoin loans from our financing partner, Northstar, and we act as a service provider to the customers and do not bear loan default risk.

The table below summarizes total loans outstanding by loan type, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Loan type:
Mining machine loans	$224,424	39.7%	$121,214	7.4%
Hashrate loans	$119,562	21.2%	$307,654	18.9%

Supply chain loans	$343,986	60.9%	$428,868	26.3%
Bitcoin loans	$220,798	39.1%	$1,198,744	73.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The table below sets out a rollforward of supply chain loan activity for the years indicated:

	For the year ended December 31,
	2023	2024
	(in thousands)
Beginning supply chain loan balance	7,906	343,986
New loans originated	378,203	672,442
Repayments	(42,123)	(587,560)

Ending supply chain loan balance	343,986	428,868

New supply chain loans originated for the years ended December 31, 2023 and 2024 was $378.2 million and $672.4 million, respectively. Loan repayment for the years ended December 31, 2023 and 2024 was $42.1 million and $587.6 million, respectively. The $545.5 million increase in customer repayments was due in part to certain customers repaying approximately $100 million in purchase order loans (a type of supply chain loan discontinued in 2024), as well as the rapid increase of Bitcoin prices during the year ended 2024. Certain customers closed out their supply chain loans and used the Bitcoin collateral they received back from exiting the supply chain loans to take out new Bitcoin loans (see below), which allow Bitcoin loan customers redeem, at Northstar’s discretion, Bitcoin collateral when the price of Bitcoin increases and their LTV falls below a certain level. No supply chain loans were refinanced during the periods presented above.

The table below sets out a rollforward of Bitcoin loan activity for the years indicated:

	For the year ended December 31,
	2023	2024
	(in thousands)
Beginning Bitcoin loan balance	246,787	220,798
New loans serviced	247,405	1,234,863
Repayments	(273,394)	(256,917)

Ending Bitcoin loan balance	220,798	1,198,744

The table below summarizes total loans outstanding by borrower location, both in amounts and as percentages of the total, as of the dates indicated:

	As of December 31,
	2023		2024
	Amount Outstanding	% of Total	Amount Outstanding	% of Total
	(in thousands, except percentages)
Borrower location:
Americas	$139,064	24.6%	$112,316	6.9%
Asia	$373,725	66.2%	$1,259,737	77.4%
EMEA	$51,995	9.2%	$255,559	15.7%

Total loans outstanding	$564,784	100.0%	$1,627,612	100.0%

The table below summarizes the number of our customers by type for the years indicated:

	For the year ended December 31,
	2023	2024
Supply chain loan customers	29	42

Bitcoin loan customers	21	46

Total customers(1)	41	75

(1)	Sum of supply chain loan customers and Bitcoin customers is greater than total due to the overlap between these two types of customers.

The total number of our customers increased to 75 institutions and corporations in the year ended December 31, 2024, representing an increase of 83% year over year. 42 of these customers had supply chain financing with us, while 46 took out Bitcoin loans from our financing partner through Antalpha Prime. See also “Risk Factors—Risks Related to Our Business—Our existing portfolio is, and our future portfolio may be, concentrated in a limited number of customers and loans, which subjects us to an increased risk of significant loss if any asset held as collateral declines in value or if a particular borrower or loan fails to perform as expected.”

The table below sets out the weighted average fee rates for the years indicated:

	For the year ended December 31,
	2023	2024
Weighted average technology financing fee rate	8.9%	8.5%

Weighted average technology platform fee rate	0.8%	1.2%

Collateral

As of December 31, 2024, our collateral, including the value of crypto assets and management’s estimate of mining machine collateral, was valued at $974.6 million, representing an LTV of 44.3%. The collateral pledged on our supply chain financing secured $428.9 million in loan principal and $2.9 million in technology financing fee receivable. Our loans to borrowers are secured by the Bitcoin generated from specified mining machines and the mining machines we finance. The value of collateral secured in Bitcoin and USDT, which are highly liquid, was $368.9 million and $782.8 million as of December 31, 2023 and 2024, respectively. The value of secured mining machines is not reflected on our combined and consolidated balance sheets as we did not have the right to use the collateral during the relevant periods. We monitor the LTV on our portfolio on a regular basis, considering both the value of Bitcoin and mining machine collateral, the latter of which we assess using our proprietary methodology, including recently known private and public market transactions.

As of December 31, 2024, most of the mining machines held as collateral by the Company were Bitmain S19XP machines, which the Company estimates can operate profitably for an additional two years, based on past product iteration cycles and subject to their operating efficiency relative to other machines in the market. In each case, the Company believes the secured mining machines on hand can operate beyond the remaining duration of the applicable loan terms. Mining machines are not as liquid as Bitcoin and market data on the fair market value of mining machines is very limited. Mining machine prices fluctuate with the price of Bitcoin and other factors impacting the digital asset economy, and their value could be further impacted by factors such as mining machine model, operating efficiency relative to other mining machines in the market, operating duration, disposal scale and disposal urgency. The Company estimates the value of mining machines for the calculation of LTV, which is subject to significant management judgment. We cannot assure you that we would be able to dispose the mining machines pledged to us as collateral, if needed, for an amount equal to the estimated value that we used to calculate the LTV on the mining machine collateral.

Our mining machine collateral is primarily housed in data centers owned by third-party operators, from whom Bitmain leases premises. Our customers can pay for the hosting fees of these machines using the proceeds of their hashrate loans. We take security over the machines once the loan is funded, and have access to the Bitcoin mining sites, providing us control over the Bitcoin and machine collateral.

In the event that a borrower defaults on a loan, we have a number of potential remedies that we may pursue which depends on the type of loan, the type of collateral pledged, the value of the underlying collateral, and the financial condition of the borrower. We may seek to foreclose on the mining machine and/or liquidate the Bitcoin provided to us as security. We may also allow the machines to continue mining, which usually increases Bitcoin collateral over time. We believe the value of collateralized mining machines or Bitcoin would impact the amount of recovery we would receive in any default scenario, and it is possible that the amount of any such recovery may not be sufficient to pay off any balance on the defaulted loan or technology financing fee receivable.

Sales and Origination

We have built powerful loan origination capabilities. We have a dedicated sales and marketing team with 35 employees. Our origination process includes capitalizing on the following:

•

Industry exposure and ecosystem involvement. We are strategically aligned with our global partners, such as leading equipment suppliers, mining pool companies, stablecoin issuers, and MPC-TSS technology providers, by serving as the nexus and gateway for them to the Bitcoin mining network. At the same time, our network of mining participants also see value working with us to instantly connect with and take advantage of the services available from our global partners. We leverage major industry conferences and other events to strengthen our network, seek new customers and source opportunities for referrals.

•

Strong miner-network partnerships. We have a robust partnership with Bitmain and have acquired new customers through financing the machine purchases of Bitmain customers worldwide. We have grown our miner network through partner and customer referrals, as well as through our participation in industry events and involvement with the crypto asset community. We also work closely with Northstar’s venture group and hacker house community to further extend our network in Bitcoin mining and stay in touch with new developments in the industry.

•	Localized business development efforts. We have established local sales channels, dedicated teams and local partners to serve Asia, the Americas and EMEA regions.

•

Bridging traditional capital into the mining industry. We have encountered traditional investors seeking to enter the Bitcoin ecosystem through engagement in Bitcoin mining. We offer end-to-end service support to institutions and corporates with varying experience in Bitcoin mining to enter the Bitcoin mining industry.

We market our brand, products, and services primarily through word of mouth, press releases, articles on our website, social media presence, attendance at industry events, and strategic collaborations with industry leaders. Historically, we have not relied on paid online or offline advertising to attract or retain customers. We believe that our ongoing focus on understanding our customers’ needs, creating innovative financing solutions, and enabling strong risk management practices will continue to strengthen our brand and reputation.

Underwriting Process

We have built what we believe to be a disciplined process to originate and underwrite potential loans. Our underwriting process involves gathering information on the borrower, allowing us to closely monitor their performance and develop exit strategies to recover principal in the event of default. After loans are extended, we continue to monitor and evaluate them and their underlying collateral. We believe our process is robust. Due to our overcollateralization requirement at origination and strict risk management capabilities, we did not record any allowance, write-offs or recoveries against the receivables on fiat and crypto asset loans that we originated during 2023 and 2024.

The members of our Credit Committee lead our underwriting process, the key steps of which are set out below:

•

Due diligence. Due diligence activities may include, where applicable, appraisals, background checks and review of the potential borrower’s business operations. We conduct a review of a potential borrower’s collateral and their liquidity to assess their ability to fund fee and principal payments and their own operations.

•

AML, KYC and KYT procedures. By design, our financing solutions help minimize anti-money laundering, or AML, risks because the principal of our supply chain loans are typically transferred directly to supply chain vendors, such as mining machine suppliers or data center lessors, rather than to the borrower. Additionally, most of the Bitcoin provided to us as collateral is newly mined. Nevertheless, we remain committed to ensuring that we conduct sufficient due diligence to provide reasonable assurance that we comply with applicable laws, including those relating to anti-money laundering. We do not provide financing services to customers located in countries and regions that are subject to OFAC sanctions, or where the provision of such services would be impermissible under local laws and regulations, including those relating to the use of crypto assets. New customers are required to go through a comprehensive know-your-client, or KYC, procedure and submit information such as corporate registration records, business licenses, and business addresses, and we conduct screening of customers against a sanctions database provided by a reputable third-party vendor. Additionally, before customers can use their products and services, we require customers to confirm that the use of the services provided by us is legal in their country or place of residence. We also perform know-your-transaction, or KYT, procedures during the term of the loan.

•

Documentation. Once a potential borrower passes our due diligence and KYC process, we begin preparing legal documentation. We use standard loan templates that include provisions to regulate the use of loaned funds and minimize AML and other regulatory risks.

•

Final approval and funding. Once KYC and legal documentation are complete, our risk management department will review and issue final approval. After risk management department approval, the investment is approved, and funding is subject to execution of the applicable legal documents.

•	Post-funding loan management and monitoring. Post-funding loan management and monitoring focus on daily monitoring of collateral value, operational data points, financial performance, risk management, and regulatory compliance of borrowers. Our Credit Committee meets regularly to review loan status, LTV, and other developments. Additionally, we monitor the aggregate exposures of our loan portfolio across loan types and geographies and perform risk management at the customer and loan order level. For example, we may stop or limit the amount of hashrate financing on monthly expenditures on mining-related services to improve LTV on particular machines.

Regulatory and Compliance

Our risk management infrastructure combines technology developed with legal, regulatory and compliance expertise. We operate in a complex and rapidly evolving regulatory environment and are subject to a wide range of laws and regulations across multiple jurisdictions. The laws and regulations to which we are subject to, including those pertaining to digital assets, are rapidly evolving and increasing in scope. Therefore, we monitor these areas closely and invest significant resources in our legal, compliance, risk management, and product teams to ensure our business practices evolve to help us comply with the current laws, regulations, and legal standards to which we are subject, as well as to plan and prepare for changes in interpretations thereof, as well as additional laws, regulations and legal standards that are introduced in the future. For more details regarding the material regulations that our business is subject to see the section entitled “Regulations” in this prospectus. See also “Risk Factors—Risks Related to Regulations—We are subject to an extensive, rapidly evolving and uncertain regulatory landscape, and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition” and “—We may be required to obtain various approvals, licenses, permits and certifications to operate our business in various countries around the world. Failure to obtain, maintain or renew any of these approvals, licenses, permits or certifications, if required, could materially and adversely affect our business, results of operations and financial condition.”

Technology-Assisted AML, KYC and KYT Procedures

We utilize our proprietary technology platform, Antalpha Prime, to facilitate the customer onboarding process. Through Antalpha Prime, prospective customers can upload their corporate registration records, including a certificate of incorporation, certificate of incumbency, shareholder information and proof of residency. We then verify this information using third-party software, cross-referencing it with a comprehensive database to screen for red flags under anti-money laundering and other relevant laws. Potential customers must complete these KYC procedures before accessing our services. We have designated employees responsible for monitoring and reporting sanctions, updating and managing KYC, KYT and AML procedures, and regularly reviewing and updating compliance and risk control rules. As laws and regulations regarding anti-money laundering, counter-terrorist financing, and other related matters evolve and vary across jurisdictions, we remain committed to continually monitoring these changes and implementing the necessary policies, procedures and controls to ensure compliance.

Licenses and Compliance

We currently require licenses (or an exemption from licensing) to operate our business in Singapore. In other jurisdictions where we operate, no licenses are required, although we have applied for certain licenses in Hong Kong and the British Virgin Islands to support the expansion of our future operations. The following is a summary of the licenses (or exemptions from licensing) that we presently hold or are in the process of applying for. For more details on material regulations governing our business, please refer to the section entitled “Regulations” in this prospectus.

In Singapore, the Payment Services Act of 2021 provides for the licensing and regulation of payment service providers, including the transmission of digital assets and related matters. Pursuant to the Payment Services Act of 2021, we are required to obtain a Major Payment Institution, or MPI, license to arrange for the transmission of digital assets in Singapore. In May 2024, we notified the Monetary Authority of Singapore of our intention to submit an application for an MPI license, and subsequently submitted a formal application for an MPI license in October 2024. In the interim, we have been granted an exemption to operate by the Monetary Authority of Singapore under the Payment Services Act 2021.

In Hong Kong, the Securities and Futures Commission regulates virtual asset-related intermediaries, including virtual asset fund managers and those advising or dealing in virtual assets. We have submitted applications for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) licenses, and these applications are currently being processed. While these licenses are not required for our current operations, we are applying for them to provide flexibility for our business in the future.

In the British Virgin Islands, the Virtual Assets Service Providers Act of 2022 establishes provisions for the registration and supervision of virtual asset service providers, including virtual asset transactions, custody services, and exchanges. We are in the process of applying for the Virtual Assets Service Providers license, and we have been grandfathered by the British Virgin Islands Financial Services Commission to provide virtual asset services. While this license is not required for our current operations, we are applying for it to provide flexibility for our business in the future.

Data Privacy and Security

We are committed to protecting our customers’ personal information and privacy. We have established and implemented a privacy policy on data collection, processing, and usage. We collect personal information from our customers to the extent needed to provide services to them. To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures and take other technological measures to ensure secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization.

For more information, see “Risk Factors—Risks Related to Our Business—We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.”

Crypto Assets in Our Business

As part of our business, we hold crypto assets provided by our customers as collateral before rehypothecating such crypto collateral to our funding partner, Northstar. Our loan products are offered in USDT, USDC or USD, though we generally retain the right to determine which of these the borrower must use to repay our loan, ensuring we receive no less than the equivalent USD amount. We may also receive crypto assets as a form of payment for technology financing fees and technology platform fees. Before crypto asset collateral is rehypothecated to Northstar, we store such collateral in a digital asset account with Cobo, a digital asset custody and MPC infrastructure solutions provider. In addition, customers of Antalpha Prime are provided with accounts using multi-party computation threshold signature scheme (MPC-TSS) technology provided by Cobo. MPC-TSS technology is used to generate key shares independently across multiple devices and locations. A full private key never exists at any time, helping to eliminate single points of failure and protecting assets from both external attacks and insider threats. For these accounts, our key shares are separately held by different parties over which we or our customers have access or control.

The MPC-TSS technology provided by Cobo enables each Antalpha Prime customer to have control over their own digital assets, as the customer must authorize transactions of their funds. Cobo’s MPC technology includes a policy engine that allows users to configure transaction and governance policies. This includes setting transfer limits, creating blacklists and whitelists, and customizing approval workflows to protect against suspicious transactions and malicious smart contracts. Additionally, we as users receive real-time notifications for events in their MPC wallets, such as incoming and outgoing transactions and key status updates, enhancing oversight and control. Without the customer’s authorization, no transactions using the funds in their account can be made, helping ensure the safety of their assets. Digital assets received as payment for technology financing fees and technology platform fees, on the one hand, and customers’ collateral, on the other, are maintained in different digital addresses.

Cobo has achieved ISO 27001 certification, an international standard for information security management systems. Cobo has also obtained System and Organization Controls 2 (SOC 2) Type 1 and Type 2 certifications. Cobo takes a number of security precautions to ensure the security of customer data assets in its custody, including by actively conducting simulated attacks and semi-annual penetration tests to safeguard clients from external threats, internal collusion, and human error. Moreover, Cobo employs a mechanism as part of its security protocols that provides an additional layer of protection by enabling real-time notifications for key-actions related transactions. It ensures that clients receive alerts about important events, such as transaction approvals and security changes, allowing them to promptly respond to any potential issues. Cobo has obtained licenses for its operations, including in Hong Kong, Lithuania and the U.S. To our knowledge, as a licensed entity, Cobo is subject to audit by regulators in those jurisdictions to ensure that it complies with anti-money laundering laws, regulations on the commingling of client funds, and other applicable laws and regulations. Pursuant to our agreement with Cobo, we also have the right to audit and inspect Cobo’s records and accounts pertaining to its services. This includes reviewing Cobo’s records, systems, and security procedures, as well as conducting security tests to verify system integrity, especially for regulatory compliance or investigations of potential misconduct.

We may exchange cyrpto assets, such as Bitcoin, USDT or USDC, for fiat currency through established cryptocurrency exchanges to meet our working capital requirements going forward. We expect to exchange our crypto assets from time to time to meet our operating needs, as determined based on our working capital budget. To that end, we have opened an account with a licensed cryptocurrency exchange pursuant to that exchange’s standard client terms and conditions. In February 2025, we exchanged USDT to fiat currencies through this cryptocurrency exchange. USDT is a stablecoin pegged to the U.S. dollar and was converted at the prevailing exchange rate quoted on the cryptocurrency exchange. As of the date hereof, other than as described above, we have not exchanged any crypto assets into fiat currency at this or any other exchange. Other than Bitcoin, USDT and USDC, no other crypto assets are materially involved in our business. As of December 31, 2024, the fair value of our Bitcoin, USDT and USDC holdings on our combined balance sheets was $45.7 million, $14.3 million and $0.9 million, accounting for 75.1%, 23.4% and 1.5%, respectively, of our total crypto assets holdings, and the fair value of the crypto asset collateral payable to customers was $782.8 million.

The laws and regulations applicable to digital and crypto assets are rapidly evolving, and we remain committed to monitoring how the digital assets in our business are regulated and ensuring we are compliant with applicable law. See also “Risk Factors—Risks Related to Regulations.”

Competition

The digital asset industry in which we operate is competitive and evolving. While we believe we have no direct competitors, we face competition from various liquidity providers, including digital asset exchanges like Coinbase, Binance, and OKX; cryptocurrency financial institutions such as NYDIG, Luxor, Hidden Road, Anchorage, and Galaxy Digital; stablecoin issuers like Circle and Tether; and commercial banks. We compete with these liquidity providers based on the quality of our products and services, cost and availability of financing, strategic relationships, as well as brand recognition and reputation.

We believe that we are well positioned to effectively compete on the basis of the factors listed above. However, some of our competitors may have stronger brand recognition, broader service offerings, greater access to capital, longer histories, deeper relationships with their suppliers or customers, and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently and may decide to enter the Bitcoin mining financing industry. Additionally, new competitors could enter the market and disrupt our competitiveness in the future. As such, we expect that competition in our markets will continue to increase. For more information about our competitive strengths, please refer to “—Our Competitive Strengths” in this section.

Employees

We had 96 full-time employees as of December 31, 2024. The following table sets forth the number of our employees, categorized by function, as of December 31, 2024.

Function	Number of Employees
Technology and development	31
Sales and marketing	31
General and administrative	34

Total	96

Our success depends on our ability to attract, motivate, train, and retain qualified personnel. We believe we offer competitive compensation packages and an environment that fosters development, which has enabled us to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions. We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice. We also retain consultants and use labor outsourcing to better leverage our resources.

Properties

We lease approximately 4,340 square feet of office space in Singapore for our headquarters, which currently accommodate our principal business activities. In addition, we have an office in Hong Kong. We value flexibility and permit our employees to work remotely in locations where we do not have offices. We believe doing so provides us with access to a large talent pool and a sustained advantage in hiring and retaining employees. We believe our existing facilities are sufficient for our current needs, and that additional or alternative space will be available as necessary to accommodate changes in our operations.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trade secret and trademark laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We regularly monitor any infringement or misappropriation of our intellectual property rights. As of December 31, 2024, we owned 18 registered trademarks. In addition, we have registered several domain names, including www.antalpha.com.

For information regarding risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Business—Any inability to protect our intellectual property rights could adversely impact our business, operating results, and financial condition” and “—We may be sued by third parties for alleged infringement of their proprietary rights.”

Seasonality

Historically, our business has not been materially affected by seasonality.

Insurance

We provide pension insurance, work-related injury insurance and medical insurance for our employees. We currently do not maintain insurance policies covering damage to our network infrastructure or information technology systems. We also do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key personnel insurance. We rely on our customers to purchase insurance on the mining machines that they pledge to us as collateral, and the majority of such machines are uninsured as our customers have not taken or were unable to purchase property insurance covering such machines. For a discussion of risks relating to our insurance coverage, see “Risk Factors—Risks Related to Our Business—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Legal Proceedings

We may be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings. Litigation or any other legal or administrative proceeding, regardless of the outcome, are likely to result in substantial costs and divert our resources, including our management’s time and attention. For more information about the potential impact of legal or administrative proceedings on us, see “Risk Factors—Risks Related to Our Business—We and our business partners may be involved in legal and other disputes from time to time and we may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the digital asset industry.”

REGULATION

Below is a summary of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses by jurisdictions. Digital assets make up a relatively new and rapidly evolving space and the regulation in this area is extremely complex worldwide. We are expected to be guided in significant part by regulatory regimes that are not clear or are not yet developed. For a discussion of certain regulatory risks, see “Risk Factors—Risks Related to Regulations.”

Singapore

Payment Services Act 2019

The Payment Services Act 2019, or PS Act, together with other subsidiary legislation, provides for the licensing and regulation of payment systems and payment service providers in Singapore. The PS Act is administered by the Monetary Authority of Singapore. Unless excluded or exempt, an entity must obtain the relevant licence to provide regulated payment services under the PS Act, which include account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.

Digital payment token services licensable under the PSA includes among others, transmission and custody of “digital payment tokens” (DPTs). Based on current definitions and guidance, Bitcoin, ETH, USDT and USDC constitute DPTs. Other types of DPT services include buying and selling DPTs, facilitating a DPT exchange and inducing the buying and selling of DPTs.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, AML/CFT requirements, the requirement to furnish security (for a major payment institution, or MPI), the requirement to safeguard customer monies (for a MPI), and other applicable requirements (see below for detail). Licensees are expected to implement certain systems, processes and controls in line with Monetary Authority of Singapore’s Guidelines on Risk Management Practices applicable to financial institutions in Singapore. Non-compliance with the above could, depending on the specific requirement or offense, potentially result in sanctions by the Monetary Authority of Singapore or other actions being taken, including the revocation or suspension of a license, fines or warnings, and criminal penalties for the relevant licensees and/or its officers.

Antalpha Technologies Pte. Ltd. requires a MPI license from the Monetary Authority of Singapore under the Payment Services Act 2021 of Singapore to carry on its business in payment services, specifically digital payment token services, in Singapore. It has submitted an application for such license and currently benefits from exemptions from licensing as a result of grandfathering provisions. This exemption allows it to continue its current operations until such application has been approved, withdrawn or rejected.

Financial Services and Markets Act 2022

The Financial Services and Markets Act 2022, or FSMA, is an omnibus Act for the sector-wide regulation of financial services and markets in Singapore. The FSMA applies broadly to financial institutions and among others, confers general powers on the Monetary Authority of Singapore over all financial institutions supervised by the Monetary Authority of Singapore including payment service providers licensed under the PS Act and essentially seeks to harmonise the Monetary Authority of Singapore’s powers under the various legislation pursuant to which the Monetary Authority of Singapore supervises such financial institutions. These powers include general powers such as inspection powers, powers to impose requirements relating to technology risk management, control and resolution of financial institutions and to issue prohibition orders. FSMA also implements a licensing regime for providers of digital token services created in Singapore without providing any digital token services in Singapore to enhance regulation and supervision of such entities for money laundering and terrorist financing risks.

Moneylenders Act 2008

The Registry of Moneylenders under the Ministry of Law regulates the carrying on of the business of moneylending, the designation and control of a credit bureau, the collection, use and disclosure of borrower information and data under the Moneylenders Act 2008, or MLA. Unless a person is an excluded moneylender or exempt moneylender, a person carrying on the business of moneylending in Singapore would require a license. Since 2012, there has been a moratorium implemented on the issuance of new moneylending licenses.

The MLA, and accompanying regulatory instruments, sets out certain duties, conduct of business and other requirements that are applicable to licensed and exempt moneylenders under the MLA. Exempt moneylenders may be subject to conditions to comply with relevant requirements as if they were a licensee, for example, to comply with the Moneylenders (Prevention of Money Laundering and Financing of Terrorism) Rules 2009, which, among other things, sets out requirements relating to internal policies, procedures and controls, risk assessment, customer due diligence, suspicious transaction reporting, record keeping, audit and compliance.

Persons that provide loans solely to corporations are excluded from licensing under the MLA.

Anti-Money Laundering and Countering the Financing of Terrorism

Regulated financial institutions must comply with all applicable anti-money laundering and combating the financing of terrorism, or AML/CFT, obligations, including the relevant AML/CFT Notices and Guidelines issued by the Monetary Authority of Singapore. Among other things, the AML/CFT Notices require financial institutions to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and to monitor and report any suspicious transaction.

The primary AML/CFT legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992, or CDSA, and Terrorism (Suppression of Financing) Act 2002, or TSOFA. The CDSA’s main purpose is to criminalise the laundering of benefits from serious criminal offences by individuals and legal entities in Singapore. The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The TSOFA criminalizes terrorism financing and its connected acts. The TSOFA prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, financial institutions, non-financial institutions and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations.

In addition to the CDSA and the TSOFA, payment service providers regulated under the PS Act are required to comply with Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Specified Payment Services, or PSN01, and, where they provide digital payment token services, Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Digital Payment Token Service, or PSN02. These Notices require robust controls to be put in place to detect and deter the flow of illicit funds through Singapore’s financial system. Principally, PSN01 and PSN02 prescribe requirements relating to the following areas:

•	Risk assessment and risk mitigation.

•	New products, practices and technologies.

•	Customer due diligence, or CDD, including simplified CDD and enhanced CDD.

•	Foreign currency exchange transactions.

•	Prohibition of issuance of bearer negotiable instruments and restriction on cash payouts.

•	Reliance on third parties.

•	Correspondent accounts, agency arrangements, and wire transfers.

•	Value transfers.

•	Record keeping.

•	Personal data.

•	Suspicious transactions reporting.

•	Internal policies, compliance, audit and training

Accompanying Guidelines published by the Monetary Authority of Singapore should also be complied with by persons regulated under the PS Act.

Payment service providers are further obliged to comply with PSN03 Notice on Reporting of Suspicious Activities and Incidents of Fraud, which requires all payment service providers to report suspicious activities or incidents of fraud that will affect their safety, soundness or reputation.

Ongoing conduct of business requirements for licensed payment service providers

MPIs licensed under the PS Act are required to comply with the Payment Services Regulations 2019, or PSR, and associated Notices (including PSN04 Notice on Submission of Regulatory Returns). The applicable financial requirements in the PSR include:

•	Maintenance of a minimum base capital.

•	Maintenance of a security with the Monetary Authority of Singapore.

•	Submission of periodic regulatory returns to the Monetary Authority of Singapore.

Business conduct requirements

Business conduct requirements are imposed on payments service providers by PSN07 Notice on Conduct, or PSN07, alongside the PS Act and PSR. The obligations imposed include:

•	Safeguarding of customers’ monies.

•	Keeping a record of transactions.

•	Issuance of receipts.

•	Transmission of money.

•	Display and application of exchange rate and fees.

•	Notification of normal business hours.

•	Notification of certain events to the Monetary Authority of Singapore.

•	Presence at the permanent place of business or registered office.

Requirements are also imposed on payment service providers by PSN08 Notice on Disclosures and Communications, which obliges licensees to provide specified disclosures and make accurate representations of the scope of the licence.

Digital payment token service providers licensed under the PS Act are further subject to Guidelines on Consumer Protection Measures by DPT Service Providers, which intends to promote the adoption of sound and robust practices to address consumer protection risks. The guidance relates to safeguarding of customers’ assets, consumer access measures, conflicts of interest and other business conduct measures applicable to digital payment token service providers. The Monetary Authority of Singapore Guidelines on Provision of Digital Payment Token Services to the Public are also relevant to such licensees.

Various restrictions are also imposed on payment service providers, including in respect to personal payment accounts that contain e-money.

Cyber hygiene and technology risk management

Notice FSM-N14 Cyber Hygiene, or FSM-N14, imposes requirements on payment service providers in respect to cyber hygiene. Cyber security requirements provided for under FSM-N14 include:

•	Securing administrative accounts.

•	Security patches.

•	Baseline security standards.

•	Network perimeter defences.

•	Malware protection.

•	Multi-factor authentication.

The Monetary Authority of Singapore expects payment service providers to also comply with Guidelines on Risk Management Practices—Technology Risk, which sets out principles and best practices to ensure financial institutions establish sound and robust technology risk governance and oversight, in addition to IT and cyber resilience. Licensees who are as digital payment system operators are further subject to the requirements in Notice FSM-N1 Technology Risk Management.

Audit requirements

Payment service providers are subject to annual audit requirements under the PS Act and PSR, in relation to which reports of audits must be submitted to the Monetary Authority of Singapore in a prescribed form.

Validity and Fees

Payment services licences issued under the PS Act are valid until the Monetary Authority of Singapore revokes or suspends the licence, the licence lapses or the licensee surrenders its license. Licensees must pay a prescribed annual fee to the Monetary Authority of Singapore, as per the requirements in the PS Act and PSR, for the purpose of maintaining their payment services licence.

Companies Act 1967

The Companies Act 1967, or Companies Act, is the primary legislation regulating the conduct of companies in the Republic of Singapore. Administered by the Accounting and Corporate Regulatory Authority, the Companies Act regulates matters pertaining to incorporation, shareholding, fiduciary duties of company officers, accounting/auditing, reporting requirements, and also regulates foreign companies.

Previously part of the Companies Act, primary legislation for matters pertaining to the liquidation and winding up of companies has been shifted to the Insolvency, Restructuring and Dissolution Act 2018.

Hong Kong

Securities and Futures Ordinance

The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the HK SFO, is the primary legislation regulating the securities and futures industry in Hong Kong, and the conduct of regulated activities in Hong Kong is subject to licensing requirements and other regulations under the HK SFO. The principal securities regulatory body in Hong Kong is the Securities and Futures Commission, or the HK SFC, an independent statutory body in Hong Kong set up to regulate the securities and futures markets.

Under Part V of the HK SFO, any person who carries on a business in a regulated activity or who holds himself out as carrying on a business in a regulated activity must be licensed for such regulated activity under the relevant provisions of the HK SFO. In addition, if a person actively markets, whether by himself or another person on his behalf and whether in Hong Kong or from a place outside Hong Kong, to the Hong Kong public any services that he provides; and such services, if provided in Hong Kong, would constitute a regulated activity, the HK SFO licensing regime will also apply.

The HK SFO currently prescribes the following types of “regulated activities” (each as defined in Schedule 5 to the HK SFO) that are subject to the licensing regime:

License	Regulated activity
Type 1:	Dealing in securities
Type 2:	Dealing in futures contracts
Type 3:	Leveraged foreign exchange trading
Type 4:	Advising on securities
Type 5:	Advising on futures contracts
Type 6:	Advising on corporate finance
Type 7:	Providing automated trading services
Type 8:	Securities margin financing
Type 9:	Asset management
Type 10:	Providing credit rating services
Type 11:	Dealing in OTC derivative products or advising on OTC derivative products(1)
Type 12:	Providing client clearing services for OTC derivative transactions(2)
Type 13	Providing depositary services for relevant CISs

Notes:

(1)

The amendments to the HK SFO in relation to Type 11 regulated activity are not yet in operation. The effective date of the licensing regime with respect to Type 11 regulated activity will be appointed by the Secretary for Financial Services and the Treasury by notice to be published in the Gazette.

(2)	The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it

relates to paragraph (c) of the new definition of excluded services in Part 2 of Schedule 5 to the HK SFO. The licensing requirements with respect to Type 12 regulated activity are not yet in operation and the effective date will be appointed by the Secretary for Financial Services and the Treasury by notice to be published in the Gazette.

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations as defined under the HK SFO are required to comply with the applicable anti-money laundering and counterterrorist financing laws and regulations in Hong Kong (including but not limited to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) , or the HK AMLO, and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations and SFC-licensed Virtual Asset Service Providers) issued by the HK SFC, or the HK AML Guideline.

The HK AMLO, amongst other things, imposes requirements relating to customer due diligence and record-keeping on financial institutions (which include licensed corporations as defined under the HK SFO) and provides relevant authorities with the powers to supervise compliance with these requirements and other requirements under the HK AMLO. The HK AML Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own policies, procedures and controls in the relevant operational areas in order to meet applicable legal and regulatory requirements in Hong Kong. Under the HK AML Guideline, licensed corporations should, among other things:

•

have in place a process to identify, assess and understand the money laundering and terrorist financing risks to which they are exposed to, to facilitate the design and implementation of adequate and appropriate internal policies, procedures and controls, as well as to assess the money laundering and terrorist financing risks with any customer or proposed business relationship, to determine the customer due diligence and ongoing monitoring measures to be put in place;

•

identify the client and verify the client’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;

•

conduct on-going monitoring of its business relationship with clients to ensure that activities are consistent with the licensed corporations’ knowledge of the client, the client’s business, risk profile and source of funds, as well as identify transactions that are complex, unusually large in amount or of an unusual pattern, and transactions that have no apparent economic or lawful purpose and may indicate money laundering and terrorists financing;

•

maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

•	conduct on-going monitoring for identification of suspicious transactions and ensure compliance with legal obligations to file suspicious transaction reports to the Joint Financial Intelligence Unit.

There are also a number of primary AML/CFT legislation in Hong Kong that are of general application. The main pieces of legislation in Hong Kong in this regard are the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (DTROP), the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (OSCO), the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (UNATMO), the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (UNSO) and the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (WMD(CPS)O). The DTROP, among other things, contains provisions for the investigation of assets that are suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities upon conviction. The OSCO, among other things, empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The UNATMO provides that it would be a criminal offense to provide or collect property and make any property or financial or related services available to terrorists or terrorist associates. Under the DTROP and OSCO, a person commits an offence if he deals with any property knowing or having reasonable grounds to believe it to represent any person’s proceeds of drug trafficking or of an indicatable offence respectively. In addition, under the DTROP, the OSCO and UNATMO, a person is required to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds of, was used in connection with, or is intended to be used in connection with drug trafficking, an indicatable offence or is terrorist property respectively.

United States

Securities Regulation Generally

A key question that we face is whether the digital assets we deal with are “securities” under the federal securities laws. As a general matter, if a particular digital asset is a security, any transaction in that digital asset that falls under U.S. jurisdiction would be subject to the SEC’s anti-fraud and anti-manipulation authority. In addition, offers and sales of that digital asset would require registration under the Securities Act or, alternatively, establishing an exemption from registration. Any involvement in these transactions could be subject to regulation as a broker-dealer, as discussed below under “—Broker-Dealer Regulation.” And while transactions in digital asset securities in the United States or with U.S. clients and counterparties would generally be subject to regulation under the federal securities laws, similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. As a result, the manner in which we are able to deal with a particular digital asset depends on the digital asset itself and the characteristics of the specific transaction, and requires us to maintain procedures for conducting careful facts-and-circumstances analyses.

The potential consequences of having dealt with a digital asset in the United States or involving U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security would depend on the facts of the specific transaction. For example, if we are deemed to have brokered a trade or engaged in a principal transaction in an unregistered digital asset security, depending on the facts it is possible that we could have acted as an unregistered broker or dealer, or perhaps as an “underwriter” with respect to that digital asset security, incurring fines and other penalties for the failure to register as a broker-dealer with the SEC and for having engaged in an illegal ,unregistered securities transaction. Our client or counterparty could also, depending on the facts, have the right to rescind that transaction and to sue us for damages. The amount of fines, penalties and damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, financial condition and results of operations.

Lending

There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, which requires creditors to provide consumers with uniform information regarding their loan transactions; the Equal Credit Opportunity Act, which prohibits creditors from discriminating against a number of protected groups; the Consumer Protection Act; the Fair Credit Reporting Act, which is administered by the Consumer Financial Protection Bureau and imposes disclosure requirements on creditors who take action based on information from credit reports; and the Fair Debt Collection Practices Act, which limits the permissible conduct of debt collectors in connection with the collection of consumer debt. Some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. As a general matter, most state lending licensing laws focus their registration and regulatory requirements on small-dollar, consumer and household lending activities, not commercial lending activity. However, laws and licensing requirements related to lending activities vary from state to state.

Consumer Protection

A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair, deceptive, or abusive acts and practices.

Economic Sanctions

We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals. For instance, the Office of Foreign Assets Control includes cryptocurrency addresses to the list of Specially Designated Nationals whose assets are blocked and with whom U.S. person are generally prohibited.

Privacy and User Data

There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. Because of that, much of the data we process, including certain financial information associated with individuals, is regulated by various privacy and data protection laws. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Xin Jin	36	Director and Chief Executive Officer
Guanning Liang, Paul	44	Director and Chief Financial Officer
Chang-Wei Chiu, Will	37	Director

Mr. Xin Jin has served as our Director since 2024 and as our Chief Executive Officer since our inception. Prior to joining our company, Mr. Jin served as a general manager of Diansuan Information Technology Co., Ltd, a software server provider for online shopping platform as well as a provider of mining machines distribution and management services from January 2018 to May 2021. Prior to that, Mr. Jin served as a general manager of Chichuang Technology, Ltd., a technology platform for matching freelance developers with corporate demand for coding resources from March 2012 to October 2017. Mr. Jin received a bachelor’s degree in Information Management and System from East University of Heilongjiang in 2010.

Mr. Guanning Liang, Paul has served as our Chief Financial Officer since 2024 and as our Director since 2025. Prior to joining us, Mr. Liang served as the Vice President and Chief Financial Officer of Broadex Technologies Company Limited, a provider of customized interconnect solutions in telecommunications, data centers and consumer electronics from July 2022 to November 2024. From October 2021 to July 2022, Mr. Liang served as the Vice President and Chief Financial Officer of Appotronics Corporation Limited, a leading laser display technology enterprise in the world. From February 2017 to September 2021, Mr. Liang served as the Chief Financial Officer of Yangtze Optical Fibre and Cable Joint Stock Limited (HKEX: 6869), a global leading provider of optical fiber preforms, optical fibers, optical fiber cables and integrated solutions. Mr. Liang received a bachelor’s degree in business administration from Sun Yat-Sen University in 2002, and is a Fellow Member of the Association of Chartered Certified Accountants.

Mr. Chang-Wei Chiu, Will has served as our Director since 2023. Prior to joining our company, Mr. Chiu served as the Chief Investment Officer of Antalpha Capital (BVI) Limited, which is unaffiliated with the Company, from November 2021 to February 2022, and as the Managing Partner of Armada Capital Holdings Limited from June 2017 to May 2021. From May 2014 to February 2017, Mr. Chiu served as the Chief Financial Officer of Chichuang Technologies, Ltd. Prior to that, Mr. Chiu served as the Vice President of Corporate Development of China Yang Ming Medical Group from February 2010 to November 2013. Mr. Chiu received a bachelor’s degree in Science in Business Administration from the University of Southern California, with a focus on Mergers and Acquisition and Capital Markets, in 2008.

Board of Directors

Our board of directors will consist of    directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of    ,    and    .    will be the chairperson of our audit committee. We have determined that and satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of     ,     and    .      will be the chairperson of our compensation committee. We have determined that and satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of    ,    and    .    will be the chairperson of our nominating and corporate governance committee.    and    satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

[Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.]

[Employment Agreements and Indemnification Agreements]

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of $0.8 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for their executive officers who are employed by our Singapore subsidiaries as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.

2024 Share Incentive Plan

In November 2024, we adopted a share incentive plan, or the 2024 Share Incentive Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2024 Share Incentive Plan was 23,000,000 ordinary shares. As of the date of this prospectus, options to purchase a total of 10,493,000 ordinary shares under the 2024 Share Plan have been granted and remain outstanding.

The following paragraphs summarize the principal terms of the 2024 Share Incentive Plan.

Type of Awards. The 2024 Share Incentive Plan permits the awards of options, restricted shares, restricted share units and others approved by the administrator.

Plan Administration. The chief executive officer of the Company or a committee approved and appointed by our board of directors will administer the 2024 Share Incentive Plan. The plan administrator will determine, among others, the participants to receive awards, the number of share to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2024 Share Incentive Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2024 Share Incentive Plan, applicable law or the relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2024 Share Incentive Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the 2024 Share Incentive Plan, subject to the approval of our shareholders under certain circumstances.

The following table summarizes, as of the date of this prospectus, the outstanding options that we granted to our directors, executive officers and other grantees in the aggregate under the 2024 Share Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Xin Jin	3,000,000	Nominal	November 29, 2024	November 29, 2029
Guanning Liang, Paul	*	Nominal	November 29, 2024	November 29, 2029
Chang Wei Chiu, Will	*	Nominal	November 29, 2024	November 29, 2029
Other employees and consultants as a group	4,075,000	Nominal	November 29, 2024	November 29, 2029
Other employees and consultants as a group	2,328,000	Nominal	November 29, 2024	November 29, 2027
Other employees and consultants as a group	260,000	Nominal	February 10, 2025	February 10, 2030
Other employees and consultants as a group	50,000	Nominal	February 10, 2025	February 10, 2028

*	Less than 1% of our total ordinary shares issued and outstanding as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 77,000,000 ordinary shares outstanding as of the date of this prospectus, and    ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	% of total ordinary shares on an as-converted basis†	% of aggregate voting power††
Directors and Executive Officers**:
Xin Jin	3,000,000	3.9
Guanning Liang, Paul	—	—
Chang-Wei Chiu, Will	4,000,000	5.2
All Directors and Executive Officers as a Group	7,000,000	9.1
Principal Shareholders:
Antalpha Technologies Holding Company(1)	60,000,000	77.9
AMT Integrated Fund L.P.(2)	10,000,000	13.0
Chang-Wei Chiu, Will	4,000,000	5.2

Notes:

*	Except as indicated otherwise below, the business address of our directors and executive officers is Suntec Tower 2, 9 Temasek Boulevard, #13-01/02/03, Singapore, 038989.
†

For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 77,000,000. The total number of ordinary shares outstanding after the completion of this offering will be    , including ordinary shares to be sold by us in this offering, assuming that the underwriters do not exercise their option to purchase additional ordinary shares.

††

For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	The total voting power of Antalpha Technologies Holding Company is controlled by Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power). The registered address of Antalpha Technologies Holding Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(2)

The general partner of AMT Integrated Fund L.P. is AMT Holding Limited, which owns 60% interest in AMT Integrated Fund L.P. and is controlled by Ran Cheng. The registered address of AMT Integrated Fund L.P. is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a FINRA member.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Shareholders

See “Corporate History and Structure.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Commercial Framework Agreement with the Parent Company and Northstar

Northstar ceased to be a related party of ours following the completion of the 2024 Reorganization. On November 1, 2024, we entered into a Commercial Framework Agreement with Antalpha Holding Company and Northstar to govern the post-separation arrangements among the parties. For a summary of the key terms of the Commercial Framework Agreement, see “Business—Our Key Strategic Partners—Northstar.”

Financing Agreement with Northstar

In November 2024, subsequent to Northstar ceasing to be a related party of ours following the completion of the 2024 Reorganization, we entered into an amended and restated Loan Agreement with Northstar, or the Financing Agreement. This agreement provides for a credit facility of up to $1.0 billion for our supply chain financing, subject to collateral requirements. The credit facility has an accordion feature that allows us to increase the aggregate commitments to up to $1.15 billion per year, subject to customary conditions. For a summary of the key terms of the Financing Agreement, see “Business—Our Key Strategic Partners—Northstar.”

Other Transactions with Our Shareholders and Related Entities

Our related party transactions primarily related to the funding cost provided by, loans borrowed from, loans repaid to, collateral pledge to and collateral returned from Northstar, who was historically a related party of ours prior to the completion of the 2024 Reorganization but has since ceased being our related party. The funding cost incurred with Northstar amounted to $6.3 million and $24.6 million for the years ended December 31, 2023 and 2024, respectively. Loans borrowed from Northstar amounted to $354.4 million and $657.7 million for the years ended December 31, 2023 and 2024, respectively. Loans repaid to Northstar amounted to $18.3 million and $594.0 million for the years ended December 31, 2023 and 2024, respectively. Collateral pledge to Northstar amounted to $415.0 million and $1.2 billion for the years ended December 31, 2023 and 2024, respectively. Collateral returned from Northstar amounted to $51.3 million and $829.4 million for the years ended December 31, 2023 and 2024, respectively. We paid crypto assets as costs and expenses to Northstar in the amount of $6.5 million and $22.6 million in 2023 and 2024, respectively. We had proceeds of amount due to Northstar in the amount of $8.3 million and $1.1 billion, and prepayment of amount due to Northstar in the amount of $3.2 million and $1.1 billion, in 2023 and 2024, respectively.

We also incurred outsourced labor-related expenses from Chanhua, an outsource agency based in Singapore, amounting to $7.5 million for the year ended December 31, 2023. Chanhua ceased being our related party after the completion of the 2024 Reorganization.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 200,000,000 ordinary shares of a par value of $0.00025 each. All of our issued and outstanding ordinary shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into $. divided into    shares comprising of    All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have [conditionally] adopted the [first amended and restated memorandum and articles of association], which will become effective and replace our current [amended and restated memorandum and articles of association] in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting and we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [ten] calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least [fourteen] calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be [materially adversely] varied with the consent in writing of the holders of [two-thirds] of the issued shares of that class or with the sanction of an [ordinary resolution] passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be [materially adversely] varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

[Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of a scheme of arrangement between the company and its shareholders or its creditors (or any class thereof); provided that the arrangement is approved by 75% in value of the shareholders (or class of shareholders, as the case may

be), or by a majority in number representing 75% in value of the creditors (or class of creditors, as the case may be) with whom the arrangement is to be made (as the case may be) that are present and voting at a meeting convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

[In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of the total number votes attaching to all issued and the outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be [materially adversely] varied with the consent in writing of the holders of [two-thirds] of the issued shares of that class or with the sanction of an [ordinary resolution] passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be [materially adversely] varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be [materially adversely] varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is   . The transfer agent and registrar’s address is       .

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On September 25, 2023, we issued a total of 50,000 ordinary shares to Antalpha Technologies Holding Company for an aggregate consideration of $50,000.

On September 25, 2024, we issued a total of 100,000,000 ordinary shares to Antalpha Technologies Holding Company as a result of a 2,000-for-1 stock split.

On November 1, 2024, we issued a total of 100,000 ordinary shares to Antalpha Technologies Holding Company as a result of a 2-for-1 stock split.

On November 1, 2024, we issued a total of (i) 59,900,000 ordinary shares to Antalpha Technologies Holding Company for an aggregate consideration of $14,975; (ii) 10,000,000 ordinary shares to AMT Integrated Fund L.P. for an aggregate consideration of $2,500; (iii) 3,000,000 ordinary shares to Xin Jin for an aggregate consideration of $750; and (iv) 4,000,000 ordinary shares to Chang-Wei Chiu for an aggregate consideration of $1,000.

Grant of Options

During the past three years, we have granted options to certain of our employees. See “Management—Share Incentive Plan.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares. Sales of our ordinary shares or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly.

Immediately after this offering, we will have    ordinary shares issued and outstanding. Of the issued and outstanding ordinary shares, the    ordinary shares sold in this offering (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless owned by our affiliates (as defined under Rule 144), including our principal shareholder and our directors and executive officers, who may sell only in compliance with the limitations described below. The remaining    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) and all of our special shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale upon the consummation of this offering. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 and Rule 701.

[In addition, as of    , up to    ordinary shares will be issuable after this offering upon the exercise of outstanding options, and up to    ordinary shares will be issuable after this offering upon the vesting and settlement of RSUs for which the time vesting condition was not satisfied as of    .] As of    , we also had    ordinary shares reserved for future issuance under the 2024 Share Incentive Plan. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We[, our directors, executive officers and existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters. In addition, each of Antalpha Technologies Holding Company, Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata has agreed with us not to, directly or indirectly, sell, transfer or dispose of any ordinary shares for a period of one year after the date of this prospectus, subject to certain exceptions.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, which will equal ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, on the Nasdaq Stock Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, Singapore and U.S. federal income tax considerations of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Singapore Taxation

There shall also be exempt from income tax any dividends paid on or after January 1, 2008 by any company resident in Singapore. Hence, the shareholders of a Singapore tax resident company are tax-exempt on their dividend income paid by such Singapore tax resident company. Being “resident in Singapore” in relation to a company means a company the control and management of whose business is exercised in Singapore.

Goods and Services Tax, or GST, is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. Sale of shares, including issuance of shares, shall be exempt for Singapore GST purposes. GST shall also not be chargeable on dividend payments on the basis that they should not be regarded as any supply of goods or services for GST purposes.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

(iii)	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(iv)

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value of our assets and composition of our income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), there is a significant risk that we will be classified as a PFIC for our current taxable year and subsequent taxable years. In addition, because there are uncertainties in the application of the relevant rules with respect to a company with a business such as ours, it is possible that the IRS or a court may challenge our classification of certain income and assets as non-passive, which could result in our being or becoming a PFIC for the current and subsequent taxable years. Due to these uncertainties, our U.S. counsel, expresses no opinion about our PFIC status.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ordinary shares, which we intend to apply to list on the Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

Dividends paid on our ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, there is a significant risk that we will be classified as a PFIC for our current taxable year and subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As mentioned above, there is a significant risk that we will be classified as a PFIC for our current taxable year and subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, based on the current and anticipated value of our assets and composition of our income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), there is a significant risk that we will be classified as a PFIC for our current taxable year and subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under the PFIC rules:

(i)	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

(ii)

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

(iii)

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

(iv)	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ordinary shares, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are or become a PFIC.

UNDERWRITING

We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC and Compass Point Research & Trading, LLC are the representatives of the underwriters, or the representatives. We refer to the several underwriters listed in the table below as the ‘‘underwriters.’’ We intend to apply to have our ordinary shares listed on Nasdaq under the symbol “ANTA.”

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of ordinary shares set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC
Compass Point Research & Trading, LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the ordinary shares offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the ordinary shares offered hereby if any of the shares are purchased. [Certain insiders, officers and directors have indicated their intention to purchase approximately $  of the shares we sell in this offering at the public offering price.]

We have granted the underwriters an option to buy up to an additional     ordinary shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts, Commissions and Expenses

The underwriters propose to offer the ordinary shares purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the ordinary shares to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will be    % of the gross proceeds of this offering, or $    per ordinary share, based on the public offering price per share set forth on the cover page of this prospectus.

We have also agreed to reimburse the representatives at closing for legal expenses incurred by them in connection with the offering up to a maximum of $    .

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional ordinary shares we have granted to the underwriters):

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$
Underwriting discounts and commissions paid by us	$	$
Proceeds, before expenses, to us	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $    and are payable by us.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

[We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares; or (iii) file any registration statement with the SEC relating to the offering of any shares of our ordinary shares or any securities convertible into or exercisable or exchangeable for shares of our ordinary shares, without the prior written consent of the representatives for a period of 180 days following the date of this prospectus, subject to an 18-day extension under certain circumstances, or the Lock-up Period. This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of ordinary shares sold in this offering, (ii) the issuance of ordinary shares upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee share options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted share awards or restricted share units pursuant to our share incentive plans or as new employee inducement grants and (iv) the issuance of ordinary shares or warrants to purchase ordinary shares in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our shareholders, directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representatives, for a period of 180 days from the closing date of this offering, subject to an 18-day extension under certain circumstances. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes. Each officer and director shall be immediately and automatically released from all restrictions and obligations under the lock up agreement in the event that he or she ceases to be a director or officer of our company and has no further reporting obligations under Section 16 of the Exchange Act.]

In addition, each of Antalpha Technologies Holding Company, Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata has agreed not to, directly or indirectly, sell, transfer or dispose of any ordinary shares for a period of one year after the date of this prospectus, subject to certain exceptions. These exceptions include, among others, (1) the ordinary shares to be sold in this offering or otherwise acquired in open market transactions after the completion of this offering, (2) the issuance by the Company of ordinary shares upon the exercise of an option or vesting of restricted shares or restricted share units outstanding as of the date of this prospectus and which is described in this prospectus, or (3) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) any public announcement or filing under the Exchange Act is required of or voluntarily made by any person regarding the establishment of such plan includes a statement of the lock-up restriction of each of the holders described above.

Right of First Refusal

We have granted the representatives a right of first refusal, for a period of 12 months from the closing of the offering, to act as the lead book-running underwriter or placement agent in connection with any and all public or private equity offerings and equity-linked financings by us or our subsidiaries, for a fee of no less than any other participating underwriter or placement agent. If no other underwriter or placement agent is participating, then the fee offered shall be consistent with the market rate for similar engagements. This right of first refusal is subject to termination by us for cause.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of Offering Price

Before this offering, there has been no public market for shares of the ordinary shares. The initial public offering price was determined through negotiations between us and the representatives. Prevailing market conditions and other factors were considered in determining the initial public offering price. An active trading market for the ordinary shares may not develop. It is also possible that after this offering, the ordinary shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area (each a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ordinary shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining our prior consent for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ordinary shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary share to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary share, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directi ve 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The ordinary shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

No ordinary share has been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary share which has been approved by the Financial Conduct Authority, except that the ordinary shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, as amended (“FSMA”),

provided that no such offer of the ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of assimilated law in the UK by virtue of the European Union (Withdrawal) Act 2018.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, as amended (“FPO”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the FPO, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to Singapore law will be passed upon for us by Baker McKenzie Wong & Leow. Certain legal matters as to Hong Kong law will be passed upon for us by Baker McKenzie. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Baker McKenzie Wong & Leow with respect to matters governed by Singapore law and Baker McKenzie with respect to matters governed by Hong Kong law.

EXPERTS

The combined and consolidated financial statements of Antalpha Platform Holding Company as of December 31, 2023 and 2024 and for the years ended December 31 and 2024, 2023, included in this prospectus, have been audited by WWC, P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audit report contains an explanatory paragraph that states that the 2023 combined and consolidated financial statements have been restated to correct certain misstatements.

The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403, U.S.A..

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

ANTALPHA PLATFORM HOLDING COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Antalpha Platform Holding Company

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of Antalpha Platform Holding Company (the “Company”) as of December 31, 2024 and 2023, the related combined and consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows in each of the years for the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 23 to the combined and consolidated financial statements, the Company has restated its 2023 combined and consolidated statement of cash flows to correct certain classification and presentation errors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

March 5, 2025

Antalpha Platform Holding Company

Combined and Consolidated Balance Sheets

(in USD, except for par value and shares data)

	December 31, 2023	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	439,096	5,926,655
USDC	1,025,195	925,170
Crypto assets held	5,759,855	60,027,818
Accounts receivable	3,375,537	4,091,740
Amounts due from related parties	830,221	2,123,933
Loan receivables, current	153,839,563	300,701,527
Prepaid expenses and other current assets	1,028,828	4,265,800
Crypto assets collateral receivable from related party, current	205,513,464	665,966,988

Total current assets	371,811,759	1,044,029,631

Non-current assets:
Deferred tax assets	1,682,835	1,218,845
Deferred offering costs	—	1,737,650
Loan receivables, non-current	190,146,292	128,166,851
Crypto assets collateral receivable from related party, non-current	163,416,710	71,040,098
Property and equipment, net	119,929	199,123
Right-of-use assets—operating leases	2,506,703	2,435,869
Investment	2,350,046	5,814,162

Total non-current assets	360,222,515	210,612,598

Total assets	732,034,274	1,254,642,229

Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	2,612,595	7,820,838
Operating lease liabilities, current	1,331,643	1,527,293
Accrued expenses and other current liabilities	1,311,649	7,547,275
Loan payables due to related party, current	153,839,563	279,445,336
Crypto assets collateral payable to customers, current	205,513,464	693,852,753

Total current liabilities	364,608,914	990,193,495

Non-current liabilities:
Loan payables due to related party, non-current	190,146,292	128,166,851
Crypto assets collateral payable to customers, non-current	163,416,710	88,943,818
Operating lease liabilities, non-current	1,151,577	953,821

Total non-current liabilities	354,714,579	218,064,490

Total liabilities	719,323,493	1,208,257,985

Commitments and contingencies
Shareholders’ equity
200,000,000 ordinary shares authorized at US$0.00025 par value at December 31, 2024 and 2023; 77,000,000 ordinary shares issued and outstanding at both December 31, 2024 and December 31, 2023, respectively*	19,250	19,250
Additional paid-in capital	19,276,971	48,556,963
Accumulated losses	(6,585,440)	(2,191,969)

Total shareholders’ equity	12,710,781	46,384,244

Total liabilities and shareholders’ equity	732,034,274	1,254,642,229

*	Giving retroactive effect to the stock split which are detailed in Note 16.

Antalpha Platform Holding Company

Combined and Consolidated Statements of Operations and Comprehensive Income

(in USD, except for par value and shares data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024
Revenue
Technology financing fee	10,358,936	38,691,334
Technology platform fee	914,059	8,763,659

Total revenue	11,272,995	47,454,993

Operating expenses
Funding cost	6,302,251	24,617,365
Technology and development	3,140,134	4,921,861
Sales and marketing	2,650,206	4,258,497
General and administrative	6,295,924	9,093,066
Other cost	506,827	1,383,123

Total operating expenses	18,895,342	44,273,912

Operating (loss)/income	(7,622,347)	3,181,081
Other (expense)/income, net	(280,335)	1,780,127
Fair value loss on crypto assets held, net	(7,998)	(745,128)
Fair value gain on crypto-denominated liabilities due to related party, net	7,167	744,361

(Loss)/income before income tax	(7,903,513)	4,960,441
Income tax (benefit)/expense	(1,318,073)	566,970

Net (loss)/income	(6,585,440)	4,393,471

Comprehensive (loss)/income	(6,585,440)	4,393,471

Weighted average number of ordinary shares
Basic*	77,000,000	77,000,000

Diluted*	77,000,000	77,702,552

Earnings/(loss) per share
Basic*	(0.09)	0.06

Diluted*	(0.09)	0.06

*	Giving retroactive effect to the stock split which are detailed in Note 16.

Antalpha Platform Holding Company

Combined and Consolidated Statements of Changes in Shareholders’ Equity

(in USD, except for par value and shares data)

	Ordinary shares		Accumulated losses	Additional paid-in capital(ii)	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2023(i)	77,000,000	19,250	—	557,899	577,149
Equity contribution from the Parent Group	—	—	—	18,719,072	18,719,072
Net loss	—	—	(6,585,440)	—	(6,585,440)

Balance as of December 31, 2023	77,000,000	19,250	(6,585,440)	19,276,971	12,710,781
Equity contribution from the Parent Group	—	—	—	29,150,546	29,150,546
Share-based compensation	—	—	—	129,446	129,446
Net income	—	—	4,393,471	—	4,393,471

Balance as of December 31, 2024	77,000,000	19,250	(2,191,969)	48,556,963	46,384,244

(i)	Giving retroactive effect to the stock split which are detailed in Note 16.
(ii)	As part of the 2024 Reorganization, as detailed in Note 2, the Company reclassified Net parent investment (“NPI”) to Additional paid-in capital (“APIC”) for financial statement presentation purposes.

Antalpha Platform Holding Company

Combined and Consolidated Statements of Cash Flows

(in USD, except for par value and shares data)

	Year ended December 31, 2023 (As Restated See Note 23)	Year ended December 31, 2024
Cash flows from operating activities
Net (loss)/income	(6,585,440)	4,393,471
Adjustments to reconcile net (loss)/income to net cash used in operating activities
Depreciation expenses of property and equipment	14,655	29,513
Amortization expenses of right-of use assets	502,419	800,694
Deferred income taxes	(1,318,123)	463,989
Share-based compensation	—	129,446
Unrealized (gain)/loss on foreign exchange	412,592	111,707
Fair value (gain)/loss on crypto assets and liabilities	831	767
Crypto assets received as revenue	(7,502,042)	(46,808,313)
Crypto assets paid as costs and expenses	6,485,191	22,633,785
Changes in operating assets and liabilities
Accounts receivable	(3,770,953)	(834,671)
Amount due from related parties	(594,456)	(1,175,587)
Prepaid expenses and other current assets	60,742	(1,710,957)
Accrued expenses and other current liabilities	1,014,686	5,290,567
Amount due to related parties	439,377	6,733,296
Operating lease obligations	(1,399,474)	(1,751,765)

Net cash used in operating activities	(12,239,995)	(11,694,058)

Cash flows from investing activities
Loans provided to customers	(34,932,998)	(77,711,373)
Loans repaid by customers	—	1,700,000
Acquisition of fixed assets	(61,522)	(160,066)

Net cash used in investing activities	(34,994,520)	(76,171,439)

Cash flows from financing activities
Issuance of common shares to shareholders	19,250	—
Loans borrowed from related party	34,932,998	77,711,373
Loans repaid to related party	—	(18,700,000)
Deemed capital contribution	12,511,909	5,191,683
Funding from Parent Group upon completion of 2024 Reorganization	—	30,000,000
Payments for deferred offering costs	—	(850,000)

Net cash provided by financing activities	47,464,157	93,353,056

Net increase in cash and cash equivalents	229,642	5,487,559
Cash and cash equivalents, beginning of period	209,454	439,096

Cash and cash equivalents, end of period	439,096	5,926,655

	Year ended December 31, 2023 (As Restated, See Note 23)	Year ended December 31, 2024
Supplemental schedule of non-cash investing and financing activities
Crypto assets received as revenue*	7,502,042	46,803,313
Crypto assets paid as costs and expenses*	(6,485,191)	(22,633,785)
Deposit/(withdrawal) of custodial crypto assets, net*	646,333	(373,732)
Loans provided to customers*	(309,818,893)	(614,343,955)
Loans provided to customers – USDC	(9,600,748)	—
Loans repaid by customers*	17,844,313	605,472,804
Loans repaid by customers – USDC	428,486	—
Collateral received from customers*	414,952,584	1,176,240,978
Collateral returned to customers*	(51,283,183)	(762,374,581)
Acquisition of investment*	(2,999,700)	(4,993,550)
Loans borrowed from related party*	309,818,893	579,960,843
Loans borrowed from related party – USDC	9,600,748	—
Loans repaid to related party*	(17,844,313)	(575,345,884)
Loans repaid to related party – USDC	(428,486)	—
Collateral pledged to related party*	(414,952,584)	(1,197,477,498)
Collateral returned from related party*	51,283,183	829,400,586
Proceeds of amount due to related party*	8,260,487	1,120,656,858
Repayment of amount due to related party*	(3,162,870)	(1,120,718,267)
Deemed capital contribution in USDC	1,025,195	(100,025)

*	These transactions were conducted in crypto assets.

ANTALPHA PLATFORM HOLDING COMPANY

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Restated)

1. Organization and Nature of Operations

Antalpha Platform Holding Company, collectively with its subsidiaries referred to as “Antalpha” or the “Company”, was incorporated under the laws of the Cayman Islands in August 2023. The Company is headquartered in Singapore and serves customers in Asia, the Americas and Europe, Middle East, and Africa (“EMEA”).

Antalpha provides financing, technology and risk management solutions to the crypto asset industry. As the primary lending partner for Bitmain Technologies, Ltd. (a world-leading cryptocurrency mining hardware manufacturer, referred to as “Bitmain”), the Company is a provider of supply chain financing to institutional and corporate participants in the Bitcoin mining industry, offering loans secured by crypto assets, mainly Bitcoin, and Bitcoin mining machines. The Company has developed a technology platform, Antalpha Prime, which enables institutional and corporate customers to apply for and manage their loans typically settled in USDT, while allowing them and the Company to closely monitor their collateral positions. Customers have access to the Antalpha Prime platform as part of the technology fees they pay the Company throughout their loan term.

The Company operates in the following areas:

•

Supply chain financing: the Company provides supply chain financing to enterprises secured by Bitcoin and Bitcoin mining machines. Antalpha offers mining machine loans and hashrate loans to pay for the acquisition of mining machines and mining operation expenditures.

•

Technology and services: the Company assists customers to seek other financing solutions, including Bitcoin loans, from its funding partner Northstar. The Company acts as an agent and utilizes its technology and services capabilities to service its customers by providing loan servicing and management, anti-money laundering and other platform services during the term of the loan, and charges a platform fee for such services.

The Company’s supply chain financing business commenced operation in 2022, to provide crypto lending to institution and corporate participants in the Bitcoin mining industry (“Antalpha Business”). A series of transactions to reorganize the Antalpha Business and to transfer the Antalpha Business to the Company was effected from April 2024 to November 2024 (“2024 Reorganization”). As part of the 2024 Reorganization, the Company’s parent company Antalpha Holding Company ("Parent Group") transferred its equity interests in the operating entities that were conducting the Antalpha Business to the Company, which was a wholly-owned subsidiary of the Parent Group. As a result, these operating entities became the Company’s wholly-owned subsidiaries.

Before the 2024 Reorganization, certain portion of the Antalpha Business was operated by certain entities within the Parent Group. While these entities were not transferred to the Company in the 2024 Reorganization, the combination of assets, liabilities, operations, and cash flows related to the Antalpha Business were transferred to the Company upon the completion of the 2024 Reorganization.

The combined and consolidated financial statements of the Company have been prepared on a carve-out basis and are derived from the stand-alone financial statements and accounting records of each subsidiary of the Company, as well as those entities within the Parent Group that historically operated the Antalpha Business. These financial statements reflect the transfer of the assets, liabilities, operations, and cash flows in association with the Antalpha Business as if such transfer took place since inception. These financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had the Antalpha Business operated as an independent company during the periods presented.

2. Reorganization

Historically, the Antalpha Business was operated by certain entities under the Parent Group. Throughout 2024, the Parent Group undertook a series of transactions to transfer the operations of the Antalpha Business, along with certain other entities, into the Company in anticipation of a potential IPO.

Upon the completion of the 2024 Reorganization in November 2024, the Parent Group completed the following transfers:

1.	Transfer of the equity interest in Operating Entities

From August 2024 to September 2024, the Company acquired 100% of the equity ownership of (1) Antalpha Platform Technologies Limited (“Antalpha Platform”), Antalpha Capital (HK) Limited (“Antalpha Capital”), Antalpha Technologies Pte. Ltd. (“Antalpha Technologies”), Antalpha Digital Pte. Ltd. (“Antalpha Digital”), and Antalpha Prime (HK) Limited (“Antalpha Prime HK”) (together as “Operating Entities)”. These transactions were executed under common control with nominal consideration. Information on these Operating Entities are as follows:

Subsidiary Name	Formation Date	Domicile Registered	Ownership
Antalpha Platform Technologies Limited	January 18, 2023	British Virgin Islands	100%
Antalpha Capital (HK) Limited	July 20, 2023	Hong Kong	100%
Antalpha Technologies Pte. Ltd.	February 8, 2021	Singapore	100%
Antalpha Digital Pte. Ltd.	September 28, 2021	Singapore	100%
Antalpha Prime (HK) Limited	August 6, 2023	Hong Kong	100%

2.	Transfer of the Antalpha Business, including related assets, liabilities, revenue and expenses

Assignment of rights for supply-chain agreements

Prior to the completion of the 2024 Reorganization, the Parent Group assigned its rights on supply-chain loans to Antalpha. Consequently, the respective rights on the technology financing fee, principal and collateral related to existing customer supply-chain loans were transferred to the Company’s Operating Entities. The transfer of these businesses was conducted under common control with nominal consideration.

Distributor agreement between Parent Group and the Company

In August 2024, the Parent Group and the Company entered into a distributor agreement, recognizing that Antalpha has been a distributor of the Parent Group’s Bitcoin loans. The agreement also clarified the terms of existing loans as well as new Bitcoin loans moving forward.

Historical assets and liabilities recognized at carrying value

All of the Operating Entities and business transferred in the 2024 Reorganization are under common control of the Parent Group. Accordingly, all such transactions are accounted for at carrying value and retrospectively adjusted as if such transactions had taken place as of the beginning of 2023.

3.	Exclusion of certain expenses that are not related to the Antalpha Business

Management identified certain expenses, primarily employee expenses, incurred by the Operating Entities that were related to the operations of Parent Group in historic periods. Since these expenditures and related payables are not part of the listing plan, they have been identified and transferred back to the Parent Group.

4.	Transfer of additional capital and net settlement of working capital

Historically, the Parent Group funded the Company’s operations through capital contributions and intercompany transactions, which were recorded as NPI.

In September 2024, the Parent Group made a capital contribution of US$30.0 million to support the Company’s operations. Additionally, the Company and the Parent Group waived all net outstanding amounts due to and due from the Company, which resulted in a total net settlement of US$48.4 million as of the reorganization date.

As part of the reorganization, historical NPI was reclassified to APIC to align with the revised financial statement presentation. This reclassification reflects the cumulative contributions and settlements from inception to the reorganization date and does not impact total shareholders’ equity.

3. Summary of Significant Accounting Policies

Basis of presentation

These combined and consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The combined and consolidated financial statements and accompanying notes have been prepared as though the Antalpha Group had been operating as a stand-alone business for all periods presented. The Company adopted the management approach to identify the operations of the Antalpha Business. In using management’s approach, considerations over how the business operates were utilized to identify historical operations that should be presented within the carve-out financial statements. This approach was taken due to the organizational structure of certain legal entities comprising the Antalpha Business.

All assets, liabilities, revenue, and expenses directly attributable to the operations have been reflected in these combined and consolidated financial statements on a historical cost basis, as recorded in the separate financial statements of each subsidiary of the Company, as well as certain entities in the Parent Group that were not transferred to the Company in the 2024 Reorganization. All revenues, costs, assets, and liabilities directly associated with the Antalpha Business are included in the accompanying combined and consolidated financial statements. Revenue and funding cost associated with Antalpha Business are specifically identifiable in the accounting records maintained by the Parent Group. In addition, the expenses of the Antalpha Business include certain allocations of employee and administrative expenses from the Parent Group as further discussed below.

Certain functions of the Parent Group have historically provided oversight for both the Antalpha Business and other businesses or entities within the Parent Group. These functions and related expenses include, but are not limited to, salaries and wages associated with executives and staff involved in corporate-level oversight, costs for facility maintenance, operational support, sales and marketing activities, and other common administrative support such as finance, legal, information technology, and human resources functions. The combined and consolidated financial statements of the Company include allocations of certain expenses from the Parent Group that are related to these functions historically provided by the Parent Group. The majority of these expenses have been allocated to the Company based on direct usage where identifiable, with the remainder allocated on a basis considered to be a reasonable reflection of the historical utilization levels of these services. As a result, the allocated expenses included in the combined and consolidated financial statements of Antalpha Group may not necessarily reflect the conditions that would have existed or the results of operations had the Company operated as an unaffiliated entity, and therefore, may not be indicative of future expenses that the Company will incur.

Cash and cash equivalents of the Antalpha Business are reflected in the combined and consolidated balance sheets. Payables to and receivables from the Parent Group, primarily related to the Antalpha Business, are often settled through movement to the intercompany accounts between subsidiaries of the Company and other entities under the Parent Group. Other than certain specific balances related to unsettled payables or receivables, the intercompany balances between the Antalpha Group and other entities under the Parent Group were accounted for as NPI. As part of the 2024 Reorganization, historical NPI was reclassified into APIC to align with the revised financial statement presentation.

Loan payables of the Antalpha Business are individually identified to reflect its borrowing from certain entities within the Parent Group. The collateral associated with these loans is reflected in the combined and consolidated balance sheets.

Related party transactions between the Company and Parent Group were considered to be effectively settled upon the completion of the 2024 Reorganization in November 2024. The net effect of the settlement of these transactions was reflected in additional paid-in capital in the combined and consolidated balance sheets.

The net equity of the Operating Entities acquired by the Company through the 2024 Reorganization are reflected on a combined and consolidated basis, up to the completion of the 2024 Reorganization and on a consolidated basis, after the completion of the 2024 Reorganization.

Consolidation

Subsequent to the 2024 Reorganization, the Company’s financial information has been prepared on a consolidated basis, for which the consolidation policies are described below.

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company operates on a fiscal year that ends on December 31.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1 and 2, such experience may not be indicative of future results.

Use of estimates

The preparation of the combined and consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions in the financial statements and notes thereto. Significant estimates and assumptions include the determination of the recognition, measurement, and valuation of current and deferred income taxes; the valuation of privately-held investment, including impairment, the fair value of crypto assets held, allowance for expected credit losses for accounts receivable and loan receivables, the extension option of operating lease, determination of fair value of share-based compensation awards, and the value allocation for the prepaid expenses and investment.

Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the combined and consolidated financial statements will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

Functional and presentation currency

Items included in the combined and consolidated financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The Company and its subsidiaries have U.S. dollar as their functional currency. The Group presents its combined and consolidated financial statements in U.S. dollars (“USD”).

Transactions and balances

Foreign currency transactions during the reporting period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Company initially recognizes such non-monetary assets or liabilities.

Foreign currency translation

The Company’s functional currency is the U.S. dollar, including those of its subsidiaries. The revenues, expenses and financial results of its foreign subsidiaries are recorded primarily in U.S. dollars. Consequently, the Company does not have foreign currency translation adjustments.

Fair value measurements

Accounting guidance defines fair value as the price would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, USDC, loan receivables, other receivables, amount due from / (due to) related parties, operating lease liabilities, and accrued expenses and other liabilities. As of December 31, 2023 and 2024, the carrying values of these financial instruments approximated their fair value.

The Company determines the fair value of crypto assets held (except for USDC) on a recurring basis in accordance with ASC 820 Fair Value Measurement, based on quoted prices on the principal market, Level 1 inputs, based on all information that is reasonably available.

The Company determines the equity investment on a non recurring basis based on unobservable inputs (Level 3).

Cash and cash equivalents

Cash and cash equivalents include cash and interest-bearing highly liquid investments held at financial institutions, cash on hand that is not restricted to withdrawal or use with an initial maturity of three months or less.

USDC

USDC is a type of crypto asset that is backed by reserve assets in the traditional financial system, such as cash, cash equivalents, or securities. USDC is a stablecoin redeemable on a one-to-one basis for U.S. dollars, and, thus, is accounted for as a financial instrument in the combined and consolidated balance sheets.

Crypto assets held

Crypto assets held are accounted for as intangible assets with indefinite useful lives, initially recorded at cost and subsequently remeasured at fair value on a first-in, first-out basis at the end of each reporting period, with changes in fair value recognized in net income. Fair value is measured using quoted crypto asset prices in the principal market at the time of measurement. Fair value gains and losses on crypto assets held are recognized in fair value gain/(loss) on crypto assets held, net on the combined and consolidated statements of operations. The Company uses a licensed third-party custodian.

Accounts receivable

Accounts receivable represents the contractual right to receive cash or crypto assets, either on demand or on fixed or determinable dates, and is recognized as an asset on the combined and consolidated balance sheets. Accounts receivable consists of the earned but uncollected amount on our technology platform fees and technology financing fees.

Accounts receivable is recorded at the transaction price, representing the consideration the Company expects to be entitled to in exchange for satisfying performance obligations. For obligations satisfied over time, receivables are recognized as revenue is earned, typically monthly.

Loan receivables

Loan receivables represent loans made to institutions and corporates, usually settled in USDT and denominated in USD. These loans are collateralized by crypto assets, mainly Bitcoin, and Bitcoin mining machines. Loan receivables are initially measured at the amount of consideration exchanged and subsequently measured at amortized cost and adjusted for potential allowance for expected credit losses.

Mining machine loans along with their bundled hashrate loans, are typically collateralized by the mining machines the Company finances and the Bitcoin generated from specified mining machines. Mining machine loans have a term of two years, and bundled hashrate loans have the same maturity date as the machine loans to which they are bundled. Both the Company and its customers have the right to initiate full repayment of outstanding machine loans and bundled hashrate loans, provided that the initiating party gives a written notice to the other party 60 days before. Such notice shall be provided at least 30 days after the later of (i) the effective date of the machine loan or (ii) the effective date of the latest bundled hashrate loan. Prepayments must cover all outstanding amounts, and no prepayment penalty or fee applies. Standalone hashrate loans are typically collateralized by the Bitcoin generated from specified mining machines and are provided on an open term basis. Both parties can terminate the loan with a 30-day notice, provided that Borrower shall not give such notice prior to the day falling 90 days from the relevant loan effective date. which provides the Company more flexibility on its liquidity management. Loans issued by the Company carry fixed technology financing fee rates.

Allowance for expected credit losses

The Company recognizes an allowance for receivables based on expected credit losses. In determining expected credit losses, the Company considers historical loss experience, the aging of its receivable balance, and the fair value of any collateral held, and any collateral increase expected. For loan receivable, the Company applies the collateral maintenance provision practical expedient.

The Company closely monitors the loan-to-value (LTV) ratio on its loan orders to ensure adequate collateralization. Under hashrate loans, a customer extends additional financing to cover for its operating expenditure on a lagging basis, and each disbursement must satisfy contractually defined LTV requirements, typically 60%-80%. The collateral account is funded daily with the Bitcoin mined during that period. If the LTV on a hashrate loan exceeds the contractually defined LTV requirements, the Company can suspend future lending. This would result in the Company suspending the financing of further operating expenditures, and while suspended, the hashrate loan customer remains obligated to maintain the mining hashrate, i.e., 100% of the Bitcoin mined daily would be added to the customer’s collateral deposit, reducing the LTV. For mining machine loans, the Company typically finances 50% of the mining machines, and the mining machines themselves represents the collateral for the loan, i.e., loan has initial LTV of 50%. All machine loan customers also take out hashrate loans, a.k.a. bundled hashrate loans. Bundled hashrate loans are executed in one loan agreement with the mining machine loans and both loans share the same collateral pool, i.e., the Bitcoin generated from the mining and the mining machine itself. Bundled hashrate loans are also subject to the same independent LTV requirements as standalone hashrate loans.

On a monthly basis, the Company’s Credit Committee conducts a comprehensive review of loan orders and loan portfolios, including assessing the market value of the collateral securing each loan. The Company aims to avoid having a LTV rise above 100%. In situations where an LTV approaches 100%, the Company considers expected incremental mining rewards and market conditions as part of its comprehensive review in determining whether additional collateral is necessary and whether allowance provisions are necessary. As of each balance sheet date, management believes that the loans on its combined and consolidated balance sheets were adequately collateralized, and no portfolio had an LTV above 100%. Accordingly, no allowance on credit loss was recorded for the reporting periods.

Due to the collateral requirements the Company applies to such loans, the Company’s process for collateral maintenance, and collateral held by the Company, the Company’s credit exposure is significantly limited and no allowance, write-offs or recoveries were recorded against loan receivables for the periods presented. The Company would recognize credit losses on these loans if there was a collateral shortfall and it is not reasonably expected that the customer will replenish such a shortfall, nor will additional mining by the customer yield enough additional collateral to cover such shortfall.

Crypto assets collateral receivable from related party

The Company enters into loan arrangements with funding partner Northstar that require the Company to pledge certain crypto assets as collateral and maintain a certain level of collateral ratio. Collateral pledged to the funding partner is shown under “crypto assets collateral receivable from related party” in the combined and consolidated balance sheets. Crypto assets pledged as collateral are initially measured at fair value on the date they are received. Subsequently, the fair value of the pledged collateral is reassessed periodically, with any changes in fair value recognized in the Company’s financial statements. These remeasurement gains or losses are netted across all collateral accounts due to the immediate back-to-back pledging structure with its funding partner. The Company rehypothecates Bitcoin pledged by its customers to the funding partner, and the secured Bitcoin are transferred to an address designated by the funding partner. Under the loan agreements, the funding partner is required to grant the Company monitoring access to the transferred collateral held at the designated address, and the funding partner is not permitted to transfer the collateral to another address without the Company’s prior written consent, which provides the Company transparency and oversight over the collateralized assets. Upon the Company’s full repayment of its obligations, the funding partner is obligated to return the same quantity and type of crypto assets originally posted as collateral. As of December 31, 2023 and 2024, the Company has not defaulted on any of its borrowings.

Crypto assets collateral payable to customers

The Company enters into lending arrangements with its customers that require the customers to pledge crypto assets as collateral. The Company records such obligation to return collateral to the customers as “crypto assets collateral payable to customers” on the combined and consolidated balance sheets. Crypto assets collateral payable to customers are initially recorded at cost if the Company has the right to sell, pledge, or rehypothecate the collateral, and are subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized in net income. Any fair value gains or losses arising from changes in the value of crypto asset collateral payable to customers are offset by corresponding fair value gains or losses on crypto asset collateral receivables from the funding partner, resulting in a net effect of zero.

The Company generally requires the customer to deposit Bitcoin as the primary form of collateral on its loans. However, in certain instances where a customer withdraws Bitcoin to settle outstanding obligations, the remaining balance, if in small residual amount, may come back to the Company as USDT. Such residual balance would be included in the collateral balance reflected in the financial statements.

The loan agreements with the customers stipulate that collateral shall be returned in the same type of asset originally provided by the Company assuming no defaults. The Company is not obligated to return collateral equal to the fair value of the borrowings if the customer defaults on its loans. Instead, the Company has the right to liquidate the collateral to cover outstanding obligations.

Off-balance sheet collateral arrangements

The Company takes security over mining machines as collateral on mining machine loans, where the Company does not have the right to use the collateral. As such, the Company does not recognize the physical assets on the combined and consolidated balance sheets, because the collateral does not meet the recognition criteria.

Leases

The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Company’s combined and consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Investment

The Company accounts for equity investments at cost on the combined and consolidated balance sheets. The Company records an investment at cost when it is a privately held company without readily determinable fair value, the Company holds less than 20% ownership in the entity, and the Company does not have significant influence. Such investment is adjusted for observable transactions based on similar investments in the issuer (measurement alternative) or impairment loss.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, Initial Public Offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the financial year ended December 31 2024, the Company recorded deferred offering costs of US$1,737,650 related to the IPO.

Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the estimated useful life of the asset or the remaining lease term. The estimated useful lives of the Company’s property and equipment are generally as follows:

Property and Equipment	Useful Life
Computer equipment	3 years
Furniture and fixtures	7 years

The Company evaluates impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the asset is not recoverable, measurement of an impairment loss is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Loan payables to related party and funding cost

The Company enters into loan arrangements with its funding partner on a secured basis, which are accounted for as “loan payables due to related party”. These loans are initially recognized at fair value, net of any directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest method.

The Company primarily utilizes these borrowings to facilitate financing for its primary lending under a variable rate structure. Loan proceeds may be used for supply chain loans, and other purposes as mutually agreed upon from time to time. These borrowings have open-ended terms and are repayable at the option of the Company without penalty.

During the pre carve-out period, fund flows on its customer loans were facilitated through non-Antalpha accounts under the Parent Group, as the Company did not have its own accounts. Following the Company’s carve-out and commencement of independent operations, fund flows are now facilitated through the Antalpha Prime platform using Cobo technologies, with funds directed either to customers or to supply chain vendors, such as the mining machine supplier or hosting service providers .

These borrowings are denominated in USD and typically settled in USDT. The associated funding-cost fee is calculated as a percentage of the borrowed amount and is also typically settled in USDT while being denominated in USD. The funding cost is recognized on an accrued basis and included in funding cost in the combined and consolidated statements of operations.

Share-based compensation

On November 29, 2024, the Board of Directors adopted the 2024 Share Incentive Plan (the “2024 Incentive Plan”). Share-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, over the requisite service period or when it becomes probable that performance conditions will be met. The recognition method is as follows: a) service-based awards are expensed on a straight-line basis over the service period and b) performance-based awards are recognized based on the probability of achieving the performance target. The Company estimates the fair value of share options using the Binomial option pricing model. The fair value of the Company’s share-based compensation is determined with assistance of an independent valuation specialist using widely accepted valuation techniques, discounted cash flow method and binomial tree model. The determination of the grant date fair value of share awards issued is affected by a number of variables, including the fair value of the Company’s common share, the expected common share price volatility over the expected life of the awards, the expected term of the share option, risk-free interest rates, and the expected dividend yield of the Company’s common share. The Company derives its volatility from the average historical share volatilities of the comparable companies over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common share.

Revenue recognition

The Company adopted ASC 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach. Revenue is recognized when the promised services are transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company collects a technology financing fee as principal on its supply chain lending and a technology platform fee as an agent in providing third-party lending to its directly contracted customers.

Technology financing fee

The Company acts as principal in its supply chain financing business. During the term of its loans, the Company provides technology and services to support collateral and loan portfolio management, crypto-asset fund transfer and risk management. Customers have access to the Antalpha Prime technology platform and service support over the term of the loans . The Company applies the following five-step model to determine revenue recognition on its technology financing fees:

1.

Identify the Contract with Customers: the Company enters into supply chain financing agreements with customers, outlining financing terms and associated obligations, such as the loan principal, fee rate, repayment schedule and collateral requirements. Supply chain loans including the following: mining machine loan, hashrate loan and bundled hashrate loan. Hashrate loan enables the customer to make payments on operating expenditures related to Bitcoin mining. All of our machine loan customers also take out hashrate loans, known as bundled hashrate loans.

•

Mining machine loans have a term of two years and bundled hashrate loans have the same maturity date when bundled with machine loans. Both parties have the right to initiate full repayment on the loans with a 60-day notice. Prepayments must cover all outstanding amounts, and no prepayment penalty or fee apply. Mining machines are secured during the term of the machine loans, and Bitcoin generated from such machines (minus new hashrate loans) adds to the collateral on the loan portfolio. If a customer defaults on a loan, the Company has the right to liquidate the collateral on the loans to recover outstanding balances.

•

Standalone hashrate loans are provided for the payment of mining operating expenditures based on the hashrate output of specified machines, independent of the machine purchase. Standalone hashrate loans are collateralized by Bitcoin generated from specified mining machines net of additional hashrate loans extended at each period. Both parties can terminate the loan with a 30-day notice after 90 days from the loan effective date.

2.	Identify Performance Obligations: the Company provides the following technology access and services to its technology financing fee customers:

•

Access to Antalpha Prime for Risk Monitoring and MPC Technology Services: Customers are provided access to the Antalpha Prime technology platform to monitor and manage their collateral risk and make fund transfers using MPC technologies. Antalpha Prime enables customers to access loan portfolio information, collateral value and loan-to-value (LTV) ratio in near real time;

•

Ongoing Transaction Management and Compliance Monitoring: The Company conducts Anti-Money Laundering (AML) and Counter-Terrorist Financing (CFT) procedures on its vendors on behalf of its customers, and performs Know Your Client (KYC) and Know Your Transaction (KYT) monitoring in line with its AML policy, and supports its customers to meet their AML requirements; and

•

Loan Servicing and Account Service Support: The Company provides service support during application of the loan and throughout the term of the loan, including documentation preparation and support for loan approval, issuance of digital asset addresses and implementation of risk management to ensure secure and timely fund transfers. Customer also has access to best-in-class service support to attend to various matters, such as fund-transfer facilitation, inquiry on recommended vendors relating to mining machine operation, billing questions, etc.

These services above are highly integrated and interdependent, and, thus, are treated as a single performance obligation over the term of the loan.

3.

Determine the Transaction Price: Technology financing fees are calculated as a fixed percentage of the loan principal, reflecting the Company’s commitment to provide fully integrated technology and service support, rather than merely extending credit. Technology financing fees are denominated in USD and are typically settled in USDT.

4.	Allocate the Transaction Price: Given that the Company provides an integrated financing solution, the entire transaction price is allocated to a single performance obligation.

5.

Recognize Revenue As Performance Obligations are Satisfied: Revenue is recognized over time on a straight-line basis throughout the loan duration, as customers simultaneously receive and consume the benefits of the Company’s performance obligations during the loan term. The revenue is recorded on a gross basis, as the Company acts as the principal, retaining pricing discretion and assuming credit risk for the aforementioned performance obligations.

Technology platform fee

Through the Antalpha Prime platform, the Company helps non-U.S. customers connect with and obtain Bitcoin loans from its funding partner, Northstar, who funds and bears default risks on these loans. Per the loan agreements, these loans are denominated in USD, but can be funded and repaid in crypto assets so long as the value is equivalent to the principal USD value in the loan agreement. These loans are typically settled in USDT. The Company acts as a service provider to its directly contracted customers and earn a technology platform fee on Bitcoin loans over the term of the loan. For Bitcoin loans, the Company currently charges an annualized technology platform fee rate between 1.0% to 1.5% on the USD loan principal outstanding for acting as a service provider. The technology platform fee is denominated in USD but are typically paid to the Company in USDT for the equivalent value. The Company recognizes revenue on its technology platform fees based on the five-step model of ASC 606, as follows:

1.

Identify the Contract with Customers: The Company enters into a platform service agreement with its customer, which governs the customer’s access to the Company’s technology platform and services. Additionally, the Company has separate service agreements with its funding partner that stipulate the Company will deduct its technology service fee from customer’s crypto asset remittance before transferring the loan interest payment to the funding partner.

2.	Identify Performance Obligations: The Company provides the following services to its technology platform fee customers:

•

Access to Antalpha Prime for Risk Monitoring: Customers are provided access to Antalpha Prime to monitor and manage their collateral risk. The Company’s financing partners hold default risks on the third-party loans, and fund transfers on these third-party loans are made directly between the Company’s financing partners and the customers; and

•

Loan Servicing and Account Service Support: The Company provides service support during the loan application process and throughout the term of the loan, including documentation preparation and support for loan application and approval, and service support during the term of the loan, including coordination between the customers and financing partner, attending to questions on the loan term and billing questions, etc.

Since these services are highly integrated and interdependent, they are treated as a single performance obligation that is satisfied over time.

3.

Determine the Transaction Price: Technology platform fees are calculated as a fixed percentage of the outstanding balance on the loan provided by the funding partner. The fees are denominated in USD and are typically settled in cryptocurrency, such as USDT.

4.	Allocate the Transaction Price: As the Company provides a single, integrated technology solution, the entire transaction price is allocated to a single performance obligation.

5.

Recognize Revenue as Performance Obligations are Satisfied: Revenue is recognized on a straight-line basis over the loan period, as customers continuously receive and benefit from the Company’s performance obligations throughout the loan term. The Company records revenue on a net basis, acting as an agent between its funding partners and customers by facilitating a range of technological support services for both parties. As an agent, the Company does not assume any credit risk for the performance obligations it provides.

Funding cost

Funding cost represents the cost of borrowings from the funding partner and are expensed as incurred.

Technology and development

Technology and development expenses primarily consist of personnel related expenses, network and other infrastructure costs, and other costs, including travel and depreciation. Technology and development costs are expensed as incurred.

Sales and marketing

Sales and marketing expenses primarily consist of personnel related expenses, event and other marketing expenditures and other costs, including travel and entertainment and depreciation. Sales and marketing costs are expensed as incurred.

General and administrative

General and administrative expenses primarily consist of personnel-related expenses, general overhead and administrative costs, and other costs, including travel and entertainment and depreciation. General and administrative costs are expensed as incurred.

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore and Hong Kong jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

The Company recognizes government grants when it is reasonably assured that the grants will be received and the conditions attached to them will be met. Grants are recorded in other income/(expenses), net, if they are intended to compensate for costs incurred.

Income taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Related party transactions

Parties, whether they are corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings/(loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260 “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., share-based payment awards) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The dilutive impact of share options granted under the Company’s share incentive plan is considered using the treasury stock method, which assumes that proceeds received upon exercise are used to repurchase shares at the average market price. For the year ended December 31, 2024, the Company granted 10,483,000 share options under its 2024 Share Incentive Plan, which includes both service-based and performance-based options.

Service-Based Options: Under ASC 260, unvested options subject only to service conditions shall be included in diluted EPS based on the estimated number of options expected to vest. Accordingly, for 2024 the weighted-average number of service-based options outstanding was included in the diluted EPS calculation.

Performance-Based Options: These options vest only upon a qualifying liquidity event. Since the liquidity event had not occurred as of December 31, 2024, these options are considered contingently issuable shares and are excluded from the diluted EPS calculation for 2024.

As a result, service-based options had a dilutive effect on EPS for the year ended December 31, 2024, while performance-based options were excluded. The impact of all awards will be reassessed in future periods as vesting conditions are met. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2023 and 2024, there were no ordinary shares that have an anti-dilutive effect.

Segment information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The chief operating decision maker of the Company, the Chief Executive Officer, has determined that the Company operates as one operating segment and he reviews financial information on a consolidated basis in making decisions regarding resource allocation and performance assessment. As the majority of the Company’s long-lived assets are located in Singapore, no geographical segments are presented.

Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

ASC 280 Segment Reporting (“ASC 280”) establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. The Company has one reportable segment, and its chief operating decision maker uses one reporting segment to allocate resources and assess the performance of the Company. The Company does not distinguish between markets nor segments for the purpose of internal reporting, as such information is not meaningful to management. ASU 280 is effective for fiscal years beginning after December 15, 2023, including interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and adoption is retrospectively to all periods presented in the financial statements. The Company elected to early adopt ASU 280 since inception, as the Company has not issued financial statements in historical periods.

In December 2023, the FASB issued ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income for each reporting period. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption as of the beginning of the fiscal year is permitted. The Company elected to early adopt ASU 2023-08 since inception, as the Company has not issued financial statements in historical periods.

Recent accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

4. Revenue

The Company operates in a single operating segment that provides primarily the following offerings: 1) technology, services and funding to customers for a technology financing fee, and 2) technology and services to customers for a technology platform fee.

The following table represents the Company’s revenue:

	Year ended	Year ended
(in USD)	December 31, 2023	December 31, 2024
Revenue - Over time
Technology financing fee	10,358,936	38,691,334
Technology platform fee	914,059	8,763,659

Total revenue	11,272,995	47,454,993

5. Other (expense)/income, net

Other (expense)/income, net consists of the following:

	Year ended	Year ended
(in USD)	December 31, 2023	December 31, 2024
Unrealized foreign exchange (losses)/gains, net	(412,592)	111,707
Realized foreign exchange (losses)/gains, net	(62,311)	(6,281)
Government grants	127,921	—
Wallet service usage fee	67,609	1,333,249
Mining pool commission	—	187,991
Other	(962)	153,461

Total other (expense)/income, net	(280,335)	1,780,127

The Company purchased wallet services from a third-party service provider, which are available for usage by affiliate and other parties, and the Company is reimbursed for actual usage of the services.

6. Crypto assets held

The Company may receive crypto assets from its customers as a form of payment on its technology financing fee or technology platform fee, and may use such crypto assets to settle payables to its Parent Group. The Company maintains its crypto assets at a third-party licensed custodian for storing and transferring its crypto assets as needed. The crypto assets of the Company consist of the following:

	December 31, 2023			December 31, 2024
	Units	Fair value (USD)	Cost basis (USD)	Units	Fair value (USD)	Cost basis (USD)
Bitcoin	28	1,176,690	1,180,926	497	45,718,280	46,469,779
USDT	4,335,260	4,334,566	4,335,997	14,305,267	14,275,226	14,277,369
Ethereum	100	231,273	237,098	9	30,457	22,622
Other crypto assets	*	17,326	13,243	*	3,855	2,951

Total crypto assets held		5,759,855	5,767,264		60,027,818	60,772,721

*	Not meaningful.

The cumulative realized losses occurred during the year ended December 31, 2023 and 2024 was US$589 and US$225, respectively.

The following table summarizes crypto assets activities for the year ended December 31, 2023 and 2024:

(in USD)	Bitcoin	USDT	ETH & Others	Total
	(As Restated, See Note 23)	(As Restated, See Note 23)	(As Restated, See Note 23)	(As Restated, See Note 23)
Balance as of January 1, 2023	—	—	—	—
Crypto assets received as revenue	—	7,502,042	—	7,502,042
Crypto assets paid as costs and expenses	(443)	(6,483,833)	(915)	(6,485,191)
Loans borrowed from related party	—	309,818,893	—	309,818,893
Loans repaid to related party	—	(17,844,313)	—	(17,844,313)
Loans provided to customer	—	(309,818,893)	—	(309,818,893)
Loans repaid by customer	—	17,844,313	—	17,844,313
Collateral received from customer	414,952,584	—	—	414,952,584
Collateral returned to customer	(51,283,183)	—	—	(51,283,183)
Collateral pledged to related party	(414,952,584)	—	—	(414,952,584)
Collateral returned from related party	51,283,183	—	—	51,283,183
Acquisition of investment	—	(2,999,700)	—	(2,999,700)
Deemed capital contribution from Parent Group	—	2,006,163	—	2,006,163
Deposit/(withdrawal) of custodial crypto assets, net	508,752	136,612	969	646,333
Proceeds of amount due to related party	681,114	7,113,466	465,907	8,260,487
Repayment of amount due to related party	(8,497)	(2,938,753)	(215,620)	(3,162,870)
Unrealized fair value (gain)/loss on crypto assets	(4,236)	(1,431)	(1,742)	(7,409)

Balance as of December 31, 2023 (As Restated, See Note 23)	1,176,690	4,334,566	248,599	5,759,855
Crypto assets received as revenue	—	46,808,313	—	46,808,313
Crypto assets paid as costs and expenses	(4,393)	(22,618,470)	(10,922)	(22,633,785)
Loans borrowed from related party	—	579,960,843	—	579,960,843
Loans repaid to related party	—	(575,345,884)	—	(575,345,884)
Loans provided to customer	—	(614,343,955)	—	(614,343,955)
Loans repaid by customer	—	605,472,804	—	605,472,804
Collateral received from customer	1,176,240,978	—	—	1,176,240,978
Collateral returned to customer	(762,374,581)	—	—	(762,374,581)
Collateral pledged to related party	(1,197,477,498)	—	—	(1,197,477,498)
Collateral returned from related party	829,400,586	—	—	829,400,586
Acquisition of investment	—	(4,993,550)	—	(4,993,550)
Deemed repayment to the Parent Group	—	(5,266,264)	—	(5,266,264)
Deposit/(withdrawal) of custodial crypto assets, net	(235,472)	(136,818)	(1,442)	(373,732)
Proceeds of amount due to related party	615,427,610	505,229,248	—	1,120,656,858
Repayment of amount due to related party	(615,684,141)	(504,823,464)	(210,662)	(1,120,718,267)
Unrealized fair value (gain)/loss on crypto assets	(751,499)	(2,143)	8,739	(744,903)

Balance as of December 31, 2024	45,718,280	14,275,226	34,312	60,027,818

7. Accounts receivable

Accounts receivable, consisted of the following:

(in USD)	December 31, 2023	December 31, 2024
Accounts receivable:
Technology financing fee receivables	3,205,844	2,946,693
Technology platform fee receivables	169,693	1,145,047

Total accounts receivable	3,375,537	4,091,740

As of December 31, 2023 and 2024, all accounts receivable were current, with no overdue balances. The aging of all accounts receivable as of December 31, 2024 was within one month.

8. Loan receivables and crypto asset collateral payable to customers

The Company offers fixed-rate loans that are typically settled in USDT and denominated in USD to customers to finance the purchase of on-rack mining machines and expenditures on mining-related services, including electricity, maintenance and repair, and other service cost.

The following table describes the Company’s loan receivables:

(in USD)	December 31, 2023	December 31, 2024
Loan receivables, current	153,839,563	300,701,527
Loan receivables, non-current	190,146,292	128,166,851

Total loan receivables	343,985,855	428,868,378

Mining machine loans	224,423,454	121,213,918
Hashrate loans	119,562,401	307,654,460

Total loan receivables	343,985,855	428,868,378

As of December 31, 2023, and 2024, there were no overdue loan receivables, and all loans remained over-collateralized.

Loan receivables are fully collateralized by crypto assets and/or Bitcoin mining machines from customers. The Company has the right to sell, pledge or rehypothecate the crypto asset collateral pledged by the customers and the Company is not obligated to return collateral equal to the fair value of the borrowings should the customers default. The Company records such obligation to return collateral to its customers in “crypto assets collateral payable to customers” on the combined and consolidated balance sheets.

(in USD)	December 31, 2023	December 31, 2024
Short-term collateral payables	205,513,464	493,043,352
Long-term collateral payables, current	—	200,809,401

Total collateral payables, current	205,513,464	693,852,753

Long-term collateral payables, non-current	163,416,710	88,943,818

Total collateral payables	368,930,174	782,796,571

Customer collateral consisted as follows:

	December 31, 2023		December 31, 2024
	Units	Fair value (USD)	Units	Fair Value (USD)
USDT	309,713	309,664	317,912	317,244
Bitcoin	8,694	368,620,510	8,514	782,479,327

Total		368,930,174		782,796,571

The Company enters into supply-chain financing arrangements with its customers that require the customer to pledge Bitcoin as collateral. In certain instances where the customer withdraws Bitcoin to settle outstanding obligations, the remaining balance, usually in small residual amounts, may be returned to the Company in USDT. Assuming no customer default, the collateral shall be returned in the same type and quantity of crypto asset originally pledged by the customer. In addition to “crypto assets collateral payable to customers” recognized on the combined and consolidated balance sheets, the Company also takes security over Bitcoin mining machines as collateral, which are not included on the combined and consolidated balance sheets as of December 31, 2023 and 2024, as such collateral did not meet the recognition criteria.

9. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(in USD)	December 31, 2023	December 31, 2024
Prepaid wallet service fee (i)	324,827	764,717
Wallet service usage fee receivables (ii).	—	781,291
Prepaid IT related expenses	123,490	341,045
Office sub-lease receivables (iii).	—	1,445,941
Office rent deposit	342,421	659,195
Other	238,090	273,611

Total prepaid expense and other current assets	1,028,828	4,265,800

(i)	Prepaid wallet service fee represent credits for technical services provided by Cobo. The measurement of prepaid service credit is disclosed in Note 13.
(ii)	The balances represent receivables arising from wallet service fee reimbursement from third parties.
(iii)	The balances represent receivables arising from office sub-lease expense reimbursement from third parties.

10. Loan payables due to related party and crypto asset collateral receivable from related party

Loan payables consist of the following:

(in USD)	December 31, 2023	December 31, 2024
Short-term loan payables	153,839,563	175,972,800
Long-term loan payables, current portion	—	103,472,536

Total loan payables, current	153,839,563	279,445,336

Long-term loan payables, non-current portion	190,146,292	128,166,851

Total loan payables	343,985,855	407,612,187

Short-term loan payables due to related party consist of borrowings made by the Company, usually settled in USDT and denominated in USD, and payable within one year. The Company acquires its funding from its funding partner, Northstar, and the funding rates borne by the borrowings ranged from 4.45% to 5.45% (2023: 4.45% to 5.45%) per annum.

Long-term loan payables due to funding partner are usually settled in USDT and denominated in USD, and has a duration of more than one year. The Company has the option to repay the loan principal at any given time without penalty. The interest rates borne by the borrowings ranged from 4.45% to 5.45% (2023: 4.45% to 5.45%) per annum.

The Company enters into borrowing arrangements and pledges crypto assets as collateral to its funding partner. The Company recognizes such pledged assets under “crypto assets collateral receivable from related party” on the combined and consolidated balance sheets, as follows:

(in USD)	December 31, 2023	December 31, 2024
Short-term collateral receivables	205,513,464	465,326,145
Long-term collateral receivables, current	—	200,640,843

Total collateral receivables, current	205,513,464	665,966,988

Long-term collateral receivables, non-current	163,416,710	71,040,098

Total collateral receivables	368,930,174	737,007,086

	December 31, 2023		December 31, 2024
	Units	Fair value (USD)	Units	Fair value (USD)
USDT	309,713	309,664	—	—
Bitcoin	8,694	368,620,510	8,019	737,007,086

Total		368,930,174		737,007,086

Crypto assets pledged as collateral are initially measured at their fair value on the date they are received. Subsequent to initial recognition, the Company periodically remeasures the fair value of the collateral, with any changes in fair value recognized in the Company’s financial statements.

As of December 31, 2023, under the Company’s back-to-back pledging arrangement with its funding partner, any fair value gains or losses arising from the remeasurement of crypto asset collateral payables to customers were fully offset by corresponding changes in the fair value of crypto asset collateral receivables from the funding partner. As of December 31, 2024, while the Company’s collateral management approach has evolved, the total crypto asset collateral payables and receivables remain balanced, with any temporary differences reflected in the Company’s crypto assets held. As a result, these gains or losses net to zero and are not presented as separate line items in the combined and consolidated statements of operations.

Under the agreement between the Company and its funding partner, Bitcoin is the only stipulated form of collateral. Upon the Company’s full repayment of its obligations, provided there are no defaults, the funding partner is obligated to return the same quantity and type of crypto assets originally posted as collateral.

11. Property and equipment, net

Property and equipment, net, consists of the following:

(in USD)	December 31, 2023	December 31, 2024
Computer equipment	173,328	333,393
Furniture and fixtures	6,828	6,828

Subtotal	180,156	340,221

Less: Accumulated depreciation	(60,227)	(141,098)

Property and equipment, net	119,929	199,123

Depreciation expenses of property and equipment, net for the year ended December 31, 2023 and 2024, are amounted to US$14,655 and US$29,513, respectively, and no impairment loss was recognized during these periods.

12. Right-of-use assets—operating leases

The Company’s operating leases are primarily related to office premises and facilities. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of lease payments over the term. Certain leases include renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate.

Amounts relating to right-of-use assets on operating leases and the associated accumulated amortization are summarized as follows:

(in USD)	December 31, 2023	December 31, 2024
Office premises	3,499,230	4,712,941
Staff accommodation	715,680	825,667
Office equipment	5,086	12,231

Subtotal	4,219,996	5,550,839

Less: Accumulated amortization	(1,713,293)	(3,114,970)

Right of use assets—operating leases, net	2,506,703	2,435,869

Amortization expenses of assets under operating lease arrangements, net for the year ended December 31 2023 and 2024 are US$502,419 and US$800,694 respectively.

13. Investment

On June 1, 2023, Cobo Global Limited (“Cobo”) and the Company entered into a framework agreement (“Cobo Agreement”) whereby Cobo agreed to provide multi-party computation technology services to the Company under various service agreements. As part of the agreements, the Company will make a series of payments to Cobo from 2023 through 2027, and in each round, the Company agrees to make payment for the following: 1) prepaid service credit and 2) Cobo preferred shares.

In June 2023, the Company made the first payment of US$3,000,000 for prepaid service credit and Cobo preferred shares. Under the Cobo agreement, the service credit could be used against any Cobo wallet expenses incurred within 12 months commencing from June 1, 2023, and the Company also obtained a certain number of Cobo preferred shares with a fair value of US$3,000,000.

In June 2024, the Company paid Cobo a second payment of US$5,000,000. Similar to the first payment, such amount could be used against any Cobo wallet expense incurred within 12 months commencing from June 1, 2024, and the Company also obtained a certain number of Cobo preferred shares with a fair value of US$5,000,000.

The Company allocated such initial payments between prepaid expenses and investment based on the relative fair values of the service credit and Cobo’s preferred shares acquired. The value allocated for the service credit is recognized in prepaid service fee as disclosed in Note 9 above. The fair value of the service credit has been assessed by the Company as its best estimate for the expense that is expected to be incurred during the agreed upon service period, and was amortized ratably over the expected life of 12 months. The Company elected to account for the investment using the measurement alternative as the equity security is without a readily determinable fair value and do not give the Company significant influence over Cobo. Per the measurement alternative, the investment is recorded at cost, less any impairment, plus or minus changes resulting from observable price changes. As of December 31, 2023 and 2024, no impairments or observable price adjustments were recognized, as there were no relevant changes resulting from observable price changes or indications of impairment.

14. Lease liabilities

The Company entered into various non-cancellable operating lease agreements for certain leasehold properties. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

As of December 31, 2023 and 2024, the Company’s operating leases had a weighted average remaining lease term of 1.80 years and 1.36 years, respectively. As of December 31, 2023 and 2024, the Company’s operating leases had a weighted average discount rate of 3.74% and 3.87% per annum, respectively.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Future operating lease payments, as of December 31, 2024 are detailed as follows:

Lease liabilities	(in USD)
2025	1,627,286
2026	573,089
2027	376,618

Total future lease payments	2,576,993
Less: Imputed interest	(95,879)

Present value of operating lease liabilities	2,481,114
Less: Lease liabilities, current	(1,527,293)

Lease liabilities, non-current	953,821

15. Fair value measurements

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis:

	December 31, 2023	December 31, 2024
(in USD)	Level 1	Level 1
Assets
Crypto assets held	5,759,855	60,027,818
Crypto asset collateral receivable from related party	368,930,174	737,007,086
USDC	1,025,195	925,170

Total assets	375,715,224	797,960,074

Liabilities
Amounts due to related parties—crypto assets liabilities	653,500	—
Crypto asset collateral payable to customers	368,930,174	782,796,571

Total liabilities	369,583,674	782,796,571

Assets and liabilities not measured at fair value on a recurring basis

In addition to measuring assets and liabilities at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including operating lease rights-of-use assets and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

For equity investments accounted for under the measurement alternative, the Company re-measures the investment to fair value when there are observable price changes in orderly transactions for identical or similar investment in the same issuer. The non-recurring fair value measurement to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodology involved requires management to use observable transaction price at the transaction date and other unobservable inputs (Level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. Estimating the fair value of investee without observable market prices is highly judgmental due to the subjectivity of unobservable (Level 3) inputs used in the valuation methodologies to determine fair value.

Assets and liabilities not measured and recorded at fair value

As of December 31, 2023 and 2024, the fair value of cash and cash equivalents, accounts receivable, USDC, loan receivables, other receivables, amount due from/(due to) related parties accrued expenses and other liabilities approximated their carrying values due to their short-term nature.

The carrying amounts of operating lease liabilities approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institution.

16. Shareholders’ equity

Ordinary shares

Upon incorporation, the Company had 50,000 ordinary shares authorized, issued and outstanding with a par value of US$1.00 per ordinary share, which was held by the Parent Group.

On September 25, 2024, the Company subdivided each of the authorized and/or issued ordinary share into 2,000 ordinary shares with a par value of US$0.0005. After the share subdivision, the Company had 100,000,000 ordinary shares authorized and issued. The Parent Group irrecoverably surrendered 99,950,000 ordinary shares for nil consideration, such that the Company had 50,000 ordinary shares issued and outstanding.

On November 1, 2024, the Company subdivided each of the authorized and/or issued ordinary share into 2 ordinary shares with a par value of US$ 0.00025. After the share subdivision, the Company had 200,000,000 ordinary shares authorized, with 100,000 ordinary shares issued and outstanding. On the same day, the Company further issued 76,900,000 ordinary shares with a par value of US$0.00025 at nominal consideration.

In November 2024, the Company completed the 2024 Reorganization (Note 2), resulting in 77,000,000 ordinary shares issued and outstanding. The Company only has one class of ordinary shares that are accounted for as equity. The 77,000,000 ordinary shares issued and outstanding are presented on a retroactive basis for the periods presented to reflect the 2024 Reorganization completed in November 2024.

The above transactions are considered stock split in nature, which are presented on a retroactive basis for the periods presented.

Dividend rights

Ordinary shares are treated equally, identically and ratably, on a per share basis, with respect to dividends that may be declared by the Board.

Voting rights

Holders of ordinary shares are entitled to one vote per share.

Right to receive liquidation distributions

Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to shareholders would be distributed ratably among the holders of ordinary shares, subject to prior satisfaction of all outstanding debt and liabilities.

Equity Contribution from the Parent Group

For the years ended December 31, 2023, and 2024, the Parent Group made net equity contributions of US$18.7 million and US$29.2 million, respectively, to support the Company’s operations and business expansion. These contributions were recorded in NPI.

In September 2024, the Parent Group provided US$30.0 million capital contribution to further enhance the Company’s working capital. Additionally, the Company and the Parent Group waived all net outstanding amounts due to and due from the Company, which resulted in a total net settlement of US$48.4 million as of the reorganization date.

As part of the reorganization, historical NPI was reclassified into APIC to align with the revised financial statement presentation.

17. Share-based compensation

Share Option Plan

In November 2024, the Company adopted the 2024 Share Incentive for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, the Company is authorized to issue an aggregate of 23,000,000 ordinary shares. In November 2024, the Company granted 10,183,000 options under the 2024 Incentive Plan, 3,905,000 options of which were granted to certain directors and officers of the Company.

The following summarize the terms of the 2024 Incentive Plan.

Types of Awards: The 2024 Share Incentive Plan permits the awards of options, restricted shares, restricted share units and others approved by the administrator.

Plan Administration: The chief executive officer of the Company or a committee approved and appointed by our board of directors will administer the 2024 Share Incentive Plan. The plan administrator will determine, among others, the participants to receive awards, the number of share to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Eligibility: The Company may grant awards to its employees, consultants and directors.

Award Agreement: Awards granted under the 2024 Share Incentive Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule: In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Service-based options vest over four years, whereby 25% of the options vest on the first anniversary of the grant date, and the remaining 75% vest straight line over the remaining 36 months.

Performance-based options vest when the shares of the Company have been listed and traded on a stock exchange, or reach other liquidity event.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2024 Share Incentive Plan, applicable law or the relevant award agreement.

Exercise Price. The exercise price for both service-based awards option and performance-based awards option is US$0.01 per share.

Expiration Date. The service-based awards option will expire on the fifth (5th) anniversary of the grant date, while the performance-based awards option will expire on the third (3rd) anniversary of the grant date.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Binomial) model that uses the assumptions noted in the table below. Expected volatilities are based on the average historical share volatilities of the comparable companies over a period equivalent to the expected term of the awards. An illiquidity discount was estimated which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The following assumptions were used for options granted during the year ended December 31, 2024:

Year ended December 31, 2024
Risk-free interest rate	4.1%
Illiquidity Discount	30%
Expected stock price volatility	89%
Dividend yield	0%
Expected terms
Service-based awards	5years
Performance-based awards	3years
Expected exercise price per share, in USD	0.01

The following table summarizes the activity of share options during the year ended December 31, 2024:

Share Options	Number of Options	Weighted Average Exercise Price per share (USD)	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2024	—	—	—	—
Granted	10,183,000	0.01	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at December 31, 2024	10,183,000	0.01	4.54	9,379,736

For the year ended December 31, 2024, the Company recorded share-based compensation expense of US$129,446, of which US$65,537 was attributable to key management personnel.

The share-based compensation expense is classified as follows in the combined and consolidated statements of operations:

(in USD)	Year ended December 31, 2024
Technology and development	1,610
Sales and marketing	15,663
General and administrative	112,173

Total share-based compensation expenses	129,446

18. Commitment and contingencies

Commitment

Prepayment to Cobo in exchange for technology services and Cobo preferred shares per the upcoming service agreements between Cobo and the Company consists of the following:

(in USD)	Payment Period	Payment Amount
Third Service Agreement	June 2025	5,000,000
Fourth Service Agreement	June 2026	*

*	The fee payable by the Company to Cobo under the Fourth Service Agreement shall be determined by the Company at its discretion.

19. Income taxes

Cayman Islands

The Company is a company incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries incorporated in Hong Kong and Singapore. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong corporate tax rate of 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore corporate tax rate of 17%.

Income tax expense consists of the following:

	Year ended	Year ended
(in USD)	December 31, 2023	December 31, 2024
Current income tax	50	102,980
Deferred income tax	(1,318,123)	463,990

Income tax (benefits)/expense	(1,318,073)	566,970

The Company is headquartered in Singapore and recognizes the majority of its revenues through its subsidiaries in Singapore.

The Company’s effective tax rate of 17% and 11% for the year ended December 31, 2023 and 2024, respectively, was due primarily to the effect on tax rate from the changes in deferred taxes. The following table presents the Company’s effective tax rate reconciliation:

	Year ended	Year ended
	December 31, 2023	December 31, 2024
Statutory income tax rate	17%	17%
Effect of deferred professional fee	0%	(6%)
Effective tax rate	17%	11%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

(in USD)	December 31, 2023	December 31, 2024
	Singapore	Singapore	Hong Kong
Deferred tax assets
Net operating loss carried forward	1,655,382	1,175,979	—
Unutilised leave	—	15,714	53,535
Lease liabilities	453,592	196,724	218,446

Total deferred tax assets	2,108,974	1,388,417	271,981

Deferred tax liabilities
Property and equipment	—	20,508	12,951
Lease right-of-use assets	426,139	209,980	198,114

Total deferred tax liabilities	426,139	230,488	211,065

Total deferred tax assets, net	1,682,835	1,157,929	60,916

As of December 31, 2023 and 2024, the tax losses carried forward by the Company were entirely within its Singapore subsidiaries, amounting to US$9,737,541 and US$6,917,524, respectively, with no expiration date. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2023 and 2024.

20. Related party transactions

The following sets forth the related parties and their relationships with the Company:

Company Name	Relationship Prior to the 2024 Reorganization	Relationship After the 2024 Reorganization
Northstar Digital Holding Limited and its affiliates (“Northstar”)	Related parties under common control	Significant influence over the Company despite no equity interest
Bitmain Technologies Limited (“Bitmain”)	An entity controlled by the Company’s ultimate beneficiary owner (“UBO”)	No longer a related party
Chanhua Pte. Ltd. (“Chanhua”)	An entity controlled by the Company’s UBO	No longer a related party
Antpool Technologies Pte. Ltd. (“Antpool”)	An entity controlled by the Company’s UBO	No longer a related party
Mr.Jin Xin	CEO, director and shareholder of the Company	CEO, director and shareholder of the Company

Related party transactions as follows:

(in USD) Nature	Related party	December 31,	December 31,
		2023	2024
Funding cost	Northstar	6,302,251	24,617,365
Monitoring service fee	Northstar	182,000	273,750
Labor-related expenses	Chanhua	7,459,219	—
Wallet service usage fee(Note 5)	Northstar, Bitmain and Antpool	67,609	604,304
Sub-leased office space expenses allocation	Bitmain, Antpool and Chanhua	923,408	—
General management fee	Northstar	—	90,078
Loans borrowed from related party	Northstar	354,352,639	657,672,216
Loans repaid to related party	Northstar	(18,272,799)	(594,045,884)
Collateral pledged to related party	Northstar	(414,952,584)	(1,197,477,498)
Collateral returned from related party	Northstar	51,283,183	829,400,586
Crypto assets paid as costs and expenses	Northstar	6,485,191	22,633,785
Deposit/(withdrawal) of custodial crypto assets, net	Northstar	646,333	(373,732)
Proceeds of amount due to related party	Northstar	8,260,487	1,120,656,858
Prepayment of amount due to related party	Northstar	(3,162,870)	(1,120,718,267)

Balance due from/due to related parties

As of December 31, 2024 and 2023, assets and liabilities due from and due to related parties were as follows:

(in USD)	December 31, 2023	December 31, 2024
Amounts due from related parties
Crypto asset collateral receivables due from Northstar (i)	368,930,174	721,424,627

Northstar	—	2,123,933
Bitmain (ii)	135,838	—
Antpool (ii)	137,847	—
Chanhua (ii) and (iii)	482,332	—
Mr. Jin Xin	74,204	—

	830,221	2,123,933

Amounts due to related parties Chanhua (iv)	1,959,095	—
Crypto assets held on behalf of Northstar (v)	653,500	(545)
Northstar (vi)	—	5,837,804
Northstar (vii)	—	1,983,579

	2,612,595	7,820,838

Loan payables due to Northstar (viii)	343,985,855	407,612,187

(i)	The balances represent the collateral pledged by the Company in exchange of funding borrowed from financing partner Northstar, which were under common control before the 2024 Reorganization (Note 10).
(ii)	The balance represents receivables arising from wallet service fee reimbursement and office sub-lease expense reimbursement.
(iii)	The balance represents IT system related prepayments to outsourcing entity, Chanhua.
(iv)	The balance represents labor-related payables to outsourcing entity, Chanhua.
(v)	The balances represent the liability of the Company arising from arrangement to hold crypto assets on behalf of Northstar.
(vi)	The balance represent payables due to Northstar related to Bitcoin loan transactions.

For the years ended December 31, 2023 and 2024, fair value gain/(loss) on crypto-denominated liabilities due to related parties, including balances described in (v) and (vi), amounted to US$7,167 and US$744,361, respectively.

(vii)	The balance represents the funding cost due to the financing partner.
(viii)	The balances represent the balance of the Company’s borrowing from Northstar. The interest rates borne by such borrowings range from 4.45% to 5.45% per annum (Note 10).

21. Segment information

The Company applies ASC280, Segment Reporting, in determining its reportable segments. The Company manages its business under one operating segment and does not allocate its assets to different reporting segments for management reporting purposes.

22. Concentration of risk

The Company’s cash and cash equivalents, USDC, accounts receivable and loans receivable are potentially subjected to the concentration of credit risk. The Company invests cash and cash equivalents in highly liquid time deposits. The Company has not experienced losses on these accounts and does not believe it is exposed to any significant credit risk with respect to these accounts.

The issuer of USDC reported that, as of December 31, 2023 and 2024, their underlying reserves were held in cash, short-duration U.S. Treasuries, and overnight U.S. Treasury repurchase agreements within segregated accounts for the benefit of USDC holders.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

(in USD)	Year Ended	Year Ended
	December 31, 2023	December 31, 2024
Customer A	2,368,070	6,533,400
Customer B	2,469,103	6,715,996
Customer C	2,192,250	5,464,277
Customer D	—	5,336,493

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable, net, as of the following:

(in USD)	December 31, 2023	December 31, 2024
Customer A	884,921	—
Customer B	883,792	659,509
Customer C	401,952	—
Customer D	—	660,911

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total loan receivables as of the following:

(in USD)	December 31, 2023	December 31, 2024
Customer A	58,585,942	50,894,874
Customer B	57,466,480	115,660,276
Customer C	53,844,078	47,149,348
Customer F	37,580,145	—
Customer G	51,995,102	—

The Company derives primarily all of its funding from its funding partner, Northstar, with whom the Company was under common control before the 2024 Reorganization.

Credit risk

The Company is subject to credit risk in connection with its loan receivables and accounts receivable. The Company seeks to manage credit risk by performing deep underwriting analysis, performing due diligence on its customers to manage know-your-client, know-your-transactions and anti-money laundering risks, and conducting ongoing analysis on the overcollateralization of loans. Credit risk will also be addressed through the continuous evaluation of collateral value, with daily monitoring of any variances between the loan amount and the collateral value. Due to our overcollateralization requirement at origination and strict risk management, the Company has not recorded any allowance, write-off or recovery against its loan receivables for year ended December 31, 2023 and 2024.

Crypto asset risk

Crypto asset risk is the risk that future revenue and financial position will fluctuate because of changes in the price of crypto assets. Given the high volatility in the price of crypto assets, we could experience a significant decline in the value of the collateral held, which could cause the value of, and the return on, our loans to significantly decline and could materially and adversely affect our results of operations and financial condition. A decline in the value of crypto assets will lead to a decrease in the expected economic returns for crypto miners; if this happens, the customers could abandon their collateral and default on the technology financing fee and principal payments owed to the Company. When a customer takes out hashrate loan, when the monthly yield of Bitcoin mining is higher than the increase in loan amount to pay for the month operating expenditure, the excess in Bitcoin mining adds to the collateral from the customer each month. Thus, a decision by the customer on whether to abandon a loan position may also take into consideration the potential increase in collateral position from future mining. A change in crypto price could also impact the technology financing fee we charge to the customers and our funding rate. Given the many scenarios that could play out as a result of a change in crypto asset prices, we are unable to reliably estimate the impact to our financial result by a degree of change in crypto asset prices.

Interest rate risk

Interest rate risk is the risk that future gross profit will fluctuate due to the changes in market interest rate. The Company’s exposure to interest rate risk arises primarily when the market interest rate rises, the Company may not be able to pass on the increase in funding costs through technology financing fee and technology platform fee to the customers. Similarly, when the market interest rates drop, the funding costs may not drop in the same magnitude as required by the customers for technology financing fee rates to maintain desirable level of demand. Our funding rate is highly correlated to the changes in Fed funds rate, as well as to changes in macro economic and cryptoeconomy factors, whereas the technology financing fee we charge to customers is closely correlated to the macro factors impacting the cryptoeconomy and the Bitcoin mining industry, as well as influenced by the Fed funds rate. Due to the many variables involved, it is difficult to isolate and quantify the net impact on profitability.

However, using a simplified and direct assumption that only funding costs are affected by market rate changes, without adjusting customer fee rates or considering other factors, the Company estimates that a 100 basis point increase or decrease in the USD benchmark interest rate would result in an estimated change in operating income of approximately US$1.2 million, and US$4.6 million for the year ended December 31, 2023 and 2024, respectively.

23. Restatement of Prior Period Financial Statements

Subsequent to the confidential submission of the Company’s initial draft registration statement, and following the SEC’s review process, the Company’s management identified classification and presentation errors in the combined and consolidated statement of cash flows for the year ended December 31, 2023. The Company had previously:

1)	omitted certain cash and non-cash fund flows within non-Antalpha accounts under the Parent Group during the carve-out period;

2)	misclassified loans provided to and repaid by customers, loans borrowed from and repaid to related party as operating activities instead of investing or financing activities;

3)	misclassified prepaid expense amortization as an adjustment to reconcile net loss rather than as part of the changes in prepaid expenses and other current assets line item within operating activities;

4)	misclassified certain contributions from the Parent Group as operating activities instead of financing activities; and

5)	Incorrectly presented operating lease interest paid in the supplemental disclosures of cash flow information instead of classifying it within operating activities.

As a result, the Company has restated the combined and consolidated statement of cash flow and related disclosures for year ended to correct the errors. These corrections do not impact the Company’s combined and consolidated balance sheet, statement of operations and comprehensive income or statement of changes in shareholders’ equity. The impact is limited to the combined and consolidated statement of cash flows.

The tables below present a reconciliation of the previously reported amounts and the restated amounts for the affected financial statement line items.

Effect of the restatement on the combined and consolidated statement of cash flows

	Year ended December 31, 2023
(in USD)	As reported	Adjustment	As restated
Net income/(loss)	(6,585,440)	—	(6,585,440)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Prepayment amortization	324,827	(324,827)	—
Crypto assets received as revenue	(24,672)	(7,477,370)	(7,502,042)
Crypto assets paid as costs and expenses	1,358	6,483,833	6,485,191
Changes in operating assets and liabilities
Accounts receivable	(2,718,034)	(1,052,919)	(3,770,953)
Prepaid expenses and other current assets	(264,085)	324,827	60,742
Amount due to related parties	10,904,830	(10,465,453)	439,377

Net change in cash used in operating activities	1,638,784	(12,511,909)	(10,873,125)

Cash flows from investing activities
Loans provided to customers	—	(34,932,998)	(34,932,998)

Net change in cash used in investing activities	—	(34,932,998)	(34,932,998)

Cash flows from financing activities
Loans borrowed from related party	—	34,932,998	34,932,998
Deemed capital contribution	—	12,511,909	12,511,909

Net change in cash provided by financing activities	—	47,444,907	47,444,907

Supplemental disclosures of cash flow information
Operating lease interest paid	(100,139)	100,139	—
Supplemental schedule of non-cash activities
Crypto assets received as revenue*	—	7,502,042	7,502,042
Crypto assets paid as costs and expenses*	—	(6,485,191)	(6,485,191)
Deposit/(withdrawal) of custodial crypto assets, net*	—	646,333	646,333
Loans provided to customers*	—	(309,818,893)	(309,818,893)
Loans repaid by customers*	—	17,844,313	17,844,313
Collateral received from customers*	—	414,952,584	414,952,584
Collateral returned to customers*	—	(51,283,183)	(51,283,183)
Acquisition of investment*	—	(2,999,700)	(2,999,700)
Loans borrowed from related party*	—	309,818,893	309,818,893
Loans repaid to related party*	—	(17,844,313)	(17,844,313)
Collateral pledged to related party*	—	(414,952,584)	(414,952,584)
Collateral returned from related party*	—	51,283,183	51,283,183
Proceeds of amount due to related party*	—	8,260,487	8,260,487
Repayment of amount due to related party*	—	(3,162,870)	(3,162,870)
Loans provided to customers – USDC	—	(9,600,748)	(9,600,748)
Loans repaid by customers – USDC	—	428,486	428,486

	Year ended December 31, 2023
(in USD)	As reported	Adjustment	As restated
Loans borrowed from related party – USDC	—	9,600,748	9,600,748
Loans repaid to related party – USDC	—	(428,486)	(428,486)
Deemed capital contribution in USDC	—	1,025,195	1,025,195

*	These transactions were conducted in crypto assets.

Effect of the restatement on the Note 6. Crypto asset held

(in USD)	As reported	Adjustment	As restated
Balance as of January 1, 2023	—	—	—
Crypto assets received as revenue	24,672	7,477,370	7,502,042
Crypto assets paid as costs and expenses	(1,358)	(6,483,833)	(6,485,191)
Loans borrowed from related party	—	309,818,893	309,818,893
Loans repaid to related party	—	(17,844,313)	(17,844,313)
Loans provided to customer	—	(309,818,893)	(309,818,893)
Loans repaid by customer	—	17,844,313	17,844,313
Collateral received from customer	—	414,952,584	414,952,584
Collateral returned to customer	—	(51,283,183)	(51,283,183)
Collateral pledged to related party	—	(414,952,584)	(414,952,584)
Collateral returned from related party	—	51,283,183	51,283,183
Acquisition of investment	—	(2,999,700)	(2,999,700)
Deemed capital contribution	—	2,006,163	2,006,163

Net change in balance as of December 31, 2023	5,759,855	—	5,759,855

24. Subsequent event

The Company has considered all events from December 31, 2024 through March 5, 2025, which is the date that these combined and consolidated financial statements are available to be issued. There are no material subsequent events that require disclosure in these combined and consolidated financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit [10.2] to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Antalpha Technologies Holding Company	September 25, 2023	50,000	$50,000
Antalpha Technologies Holding Company	September 25, 2024	100,000,000	2,000 -for-1 stock split
Antalpha Technologies Holding Company	November 1, 2024	100,000	2 -for-1 stock split
Antalpha Technologies Holding Company	November 1, 2024	59,900,000	$14,975
AMT Integrated Fund L.P.	November 1, 2024	10,000,000	$2,500
Xin Jin	November 1, 2024	3,000,000	$750
Chang-Wei Chiu	November 1, 2024	4,000,000	$1,000
Options
Certain employees and consultants	Various dates	10,183,000 ordinary shares underlying options	Past and future services provided by these individuals to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-[3] of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Antalpha Platform Holding Company

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of the [First Amended and Restated Memorandum and Articles of Association] of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Baker & McKenzie Wong & Leow regarding certain Singapore tax matters (included in Exhibit 99.2)

8.3*	Opinion of Baker & McKenzie regarding certain Hong Kong tax matters (included in Exhibit 99.3)

10.1*	2024 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	Memorandum of Understanding between the Registrant and Bitmain

10.5*	Commercial Framework Agreement between the Registrant, Antalpha Holding Company and Northstar Digital (HK) Limited

10.6*	Amended and Restated Loan Agreement between the Registrant and Northstar Digital (HK) Limited

21.1*	Subsidiaries of the Registrant

23.1*	Consent of WWC, P.C., an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Baker & McKenzie Wong & Leow (included in Exhibit 99.2)

23.4*	Consent of Baker & McKenzie (included in Exhibit 99.3)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Baker & McKenzie Wong & Leow regarding certain Singapore law matters

99.3*	Opinion of Baker & McKenzie regarding certain Hong Kong law matters

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on    , 2025.

Antalpha Platform Holding Company

By:
Name: Xin Jin
Title: Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Xin Jin and Guanning Liang, Paul as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on    , 2025.

Signature	Title

Xin Jin	Director and Chief Executive Officer

Guanning Liang, Paul	Director and Chief Financial Officer

Chang-Wei Chiu, Will	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Antalpha Platform Holding Company has signed this registration statement or amendment thereto in    on    , 2025.

Authorized U.S. Representative

By:
Name:
Title: